As filed with the Securities and Exchange Commission on May 28, 2025

Registration No. 333-[***]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

OSR Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	2834	84-5052822
(State or other jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10900 NE 4th Street, Suite 2300
Bellevue, WA 98004
Telephone: (425) 635-7700
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kuk Hyoun Hwang
Chief Executive Officer
10900 NE 4th Street, Suite 2300
Bellevue, WA 98004
Telephone: (425) 635-7700
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With Copies to:

Jacqueline Jamin Drohan, Esq. Drohan Lee LLP 5 Penn Plaza New York, NY 10001 Telephone: (212) 710-0000	Jun Chul Whang Chief Legal Officer 10900 NE 4th Street, Suite 2300 Bellevue, WA 98004 Telephone: (425) 635-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑	Smaller reporting company	☑
		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	Dated May 28, 2025

OSR Holdings, Inc.

Up to 15,410,000 Shares of Common Stock

This prospectus relates to the registration for resale or other disposition from time to time by White Lion Capital LLC dba White Lion GBM Innovation Fund (“White Lion” or the “Selling Stockholder”) of:

(i)	up to 9,500,000 shares of common stock of OSR Holdings, Inc. (“we,” “us,” “our,” the “Company,” or “OSR Holdings”), par value $0.0001 per share (the “Common Stock”), that may be issued by us to White Lion pursuant to that certain common stock equity line agreement by and between the Company and White Lion, consisting of a Common Stock Purchase Agreement and a Registration Rights Agreement both dated as of February 25, 2025 as amended and restated as of May 6, 2025, (collectively, the “ELOC Agreement”), establishing an “equity line” of investment (“ELOC”);

(ii)	up to 800,000 shares of Common Stock issuable to the Selling Stockholder as a commitment fee under the ELOC Agreement (the “Commitment Shares”);

(iii)	up to 4,000,000 shares of Common Stock pursuant to all provisions of that certain Common Stock Purchase Warrant dated May 6, 2025 by and between the Company and White Lion (the “Warrant Agreement” and such Common Shares thereto subject the “Warrant Shares”); and

(iv)	up to 1,110,000 shares of Common Stock (the “Conversion Shares”) issuable upon the conversion of one or both of two Senior Secured Convertible Promissory Notes, the first of which is dated May 6, 2025 (each a “Convertible Note,” and such Common Shares thereto subject the “Conversion Shares”), issued pursuant to that certain note purchase agreement by and between the Company and the Selling Stockholder dated May 6, 2025 (the “Note Purchase Agreement”).

The ELOC Agreement, Warrant Agreement and Note Purchase Agreement shall collectively sometimes be referred to herein as the “Issuance Agreements.”

ELOC

Pursuant to the terms of the ELOC Agreement, as amended as of May 6, 2025, the Company may elect, in our sole discretion, to issue and sell to White Lion, from time to time, up to $78.9 million worth of shares of Common Stock from after the effective date of this registration statement under the ELOC Agreement until the earlier of December 31, 2026 or the sale of all of such shares to White Lion. Any terms in initial capitals and not otherwise defined herein shall be as defined in the amended Common Stock Purchase Agreement and/or the Registration Rights Agreement.

Pursuant to the Common Stock Purchase Agreement, following the effective date of this resale registration statement registering the shares issuable to White Lion in accordance with the terms of the Registration Rights Agreement, the Company has the right, but not the obligation, to require White Lion to purchase, from time to time, up to the lesser of (i) $78,900,000 in aggregate gross purchase price of newly issued shares of Common Stock, par value $0.0001 per share and (ii) 9,500,000 shares of Common Stock (the “Exchange Cap”), in each case, subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement.

The number of shares of Common Stock that the Company may require White Lion to purchase in any single sales notice will depend on a number of factors, including the relevant calculated purchase price and type of purchase notice that the Company delivers to White Lion. For example: (1) if the Company were to deliver a Rapid Purchase Notice, the Company can require White Lion to purchase a number of shares equal to $2,000,000 divided by the average of the three (3) lowest traded prices of the Common Stock on the Rapid Purchase Notice Date; and (2) if the Company were to deliver a VWAP Purchase Notice, the Company can require White Lion to purchase a number of shares equal to $2,000,000 divided by the product of (i) the lowest daily VWAP of the Common Stock during the VWAP Purchase Valuation Period and (ii) ninety-seven percent (97%).

White Lion’s purchase obligations under a single Rapid Purchase Notice or a single VWAP Purchase Notice shall not exceed $2,000,000, and the maximum amount of shares of Common Stock the Company may require White Lion to purchase under a single VWAP Purchase Notice shall be the lesser of (A) 30% of the Average Daily Trading Volume or (B) $2,000,000 divided by the highest closing price of the Common Stock over the most recent five (5) Business Days immediately preceding White Lion’s receipt of the subject VWAP Purchase Notice.

Additionally, in consideration for White Lion’s commitments under the Common Stock Purchase Agreement, the Company agreed to issue to White Lion the number of shares of Common Stock equal to $800,000 divided by the closing price of the Common Stock on the day that is the earlier of (i) the business day prior to effectiveness of this resale registration statement registering the shares issuable under the Common Stock Purchase Agreement and (ii) the business day prior to the date that White Lion requests the issuance of such shares (such shares, the “Commitment Shares”).

Accordingly, the actual number of shares of our Common Stock issuable will vary depending on the then-current market price of shares of Common Stock sold to the Selling Stockholder under the ELOC Agreement, but will not exceed the number set forth in the preceding paragraphs unless we file an additional registration statement under the Securities Act of 1933, as amended (the “Securities Act”), with the U.S. Securities and Exchange Commission (the “SEC”). See “Prospectus Summary—Post IPO Financing—Equity Line of Credit Agreement” and “ELOC Financing” for a description of the ELOC Agreement and “Selling Stockholder” for additional information regarding White Lion.

Warrants

Pursuant and subject to the terms of the Warrant Agreement, the Selling Stockholder has the right, but not the obligation, to at any time for a period of five years following its execution date, to subscribe for and purchase from the Company up to $4,000,000 worth, or the Available Share Amount (as defined in the Warrant Agreement and subject to adjustment thereunder), of Common Stock (the “Warrant Shares”). The initial purchase price of one share of Common Stock under the Warrant Agreement shall be equal to the Exercise Price, which shall be $1.584 or as otherwise defined therein pursuant to any applicable adjustments to the same.

Convertible Note

Pursuant and subject to the terms of the Note Purchase Agreement, the Selling Stockholder has loaned the Company the principal amount of $1,110,000 at an interest rate of 5% per annum subject to two Convertible Notes maturing on the date occurring Nine (9) months after the closing date of each respective loan. The first Convertible Note in the principal amount of $445,000 shall close on or before one day after the filing of this registration statement. The second Convertible Note in the principal amount of $665,000 shall close one day after this registration statement becomes effective.

The Company has agreed to allocate 10% of the proceeds from each purchase notice under the ELOC and/or warrant exercise toward the repayment of the outstanding Convertible Note(s). At any time, the Selling Stockholder may convert one or both Convertible Notes at 95% multiplied by the lowest Volume Weighted Average Price (“VWAP”) fifteen days prior to the conversion notice. The Company and the Investor have agreed that no more than 4.99% of the shares outstanding will be issued to the Selling Stockholder, which can be adjusted to up to 9.99% upon 61 prior days’ notice from the Selling Stockholder.

We are registering the shares on behalf of the Selling Stockholder, to be offered and sold by it from time to time. The Company is not selling any securities under this prospectus and will not receive any proceeds from the sale of Common Stock by the Selling Stockholder pursuant to this prospectus. We may receive up to $83.9 million in aggregate gross proceeds from White Lion in connection with sales of our securities to White Lion pursuant to the Issuance Agreements at varying purchase prices after the date of this prospectus. However, the actual proceeds from White Lion may be less than this amount depending on the number of shares of Common Stock sold and the price at which shares are sold. The purchase price per share that White Lion will pay for shares of Common Stock purchased from us under the ELOC Agreement, or upon exercise of the Warrant Agreement or conversion of the Convertible Notes, will fluctuate based on the market price of our shares at the time we may sell shares to White Lion and, further, to the extent that the Company issues shares of Common Stock under the Issuance Agreements, substantial amounts of shares could be issued and resold, which would cause dilution and may impact the Company’s stock price.

The Selling Stockholder will be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. The Selling Stockholder may offer all or part of the shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. Our registration of the shares of common stock covered by this prospectus does not mean that the Selling Stockholder will offer or sell any of the shares. With regard only to the shares the Selling Stockholder sells for its own behalf, the Selling Stockholder may be deemed an “underwriter” within the meaning of the Securities Act. The Company has paid all of the registration expenses incurred in connection with the registration of the shares. We will not pay any of the selling commissions, brokerage fees and related expenses.

Our Common Stock is listed and traded on the Nasdaq Capital Market under the symbol “OSRH.”  On May 21, 2025, the last reported sale price of our common stock was $1.15 per share. We recommend that you obtain current market quotations for our Common Stock prior to making an investment decision.

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See “Plan of Distribution” beginning on page 90 of this prospectus.

Sales of our Common Stock, if any, under this prospectus may be made by any method permitted that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act. There is no arrangement for funds to be received in any escrow, trust, or similar arrangement.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for the registration statement of which this prospectus forms a part and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock.”

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. We urge you to read the entire prospectus, any amendments or supplements, any free writing prospectuses, and any documents incorporated by reference carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 17 of this prospectus for a discussion of certain risks that you should consider in connection with an investment in our securities.

The date of this prospectus is May 28, 2025.

We are responsible for the information contained in this prospectus. Neither we nor the Selling Stockholder have authorized anyone to provide you with different information, and neither we nor the Selling Stockholder take responsibility for any other information others may give to you. We are not, and the Selling Stockholder is not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC for the delayed or continuous offering and sale of securities pursuant to Rule 415 under the Securities Act. This prospectus generally describes OSR Holdings, Inc. and our common stock. The Selling Stockholder may use this registration statement to sell up to an aggregate of up to 15,410,000 shares of our common stock from time to time through any means described in the section entitled “Plan of Distribution.” Our registration of the securities covered by this prospectus does not mean that either we or the Selling Stockholder will issue, offer or sell, as applicable, any of the securities registered hereunder. Under this registration statement, the Selling Stockholder may, from time to time, sell the securities offered by it described in this prospectus.

We will not receive any proceeds from the sale of common stock by the Selling Stockholder pursuant to this prospectus. However, we will pay the expenses, other than underwriting discounts and commissions, associated with the sale of shares pursuant to this prospectus. We may receive up to $78.9 million in aggregate gross proceeds from White Lion under the ELOC Agreement in connection with sales of the shares of our common stock pursuant to the ELOC Agreement after the date of this prospectus, together with up to an additional $5,000,000 under the Warrant Agreement and Convertible Note Agreement. However, the actual proceeds from White Lion may be less than this amount depending on the number of shares of our common stock sold and the price at which the shares of our common stock are sold.

We and the Selling Stockholder, as applicable, may deliver a prospectus supplement with this prospectus, to the extent appropriate, to update the information contained in this prospectus. The prospectus supplement may also add, update or change information included in this prospectus. You should read both this prospectus, any documents incorporated by reference to this prospectus, any post-effective amendment and any applicable prospectus supplement, together with additional information described below under the captions “Incorporation of Documents by Reference” and “Where You Can Find More Information.”

No offer of these securities will be made by the Selling Stockholder in any jurisdiction where the offer is not permitted. You should rely only on the information contained in this prospectus as may be amended or supplemented and in the documents incorporated by reference to this prospectus. Neither we nor the Selling Shareholder has authorized anyone to provide you with any information or to make any representations other than the information contained in this prospectus, in the documents incorporated by reference to this prospectus, in any post-effective amendment, or in any applicable prospectus supplement prepared by or on behalf of us or to which we have referred you. The information contained in this prospectus and in the documents incorporated by reference in this prospectus, is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this prospectus or any documents incorporated by reference to the prospectus, nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus. This prospectus will be updated and made available for delivery to the extent required by the federal securities laws.

We are responsible for the information contained in this prospectus. This prospectus and the documents incorporated by reference to this prospectus include industry and market data that we obtained from periodic industry publications, and third-party studies and surveys. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections included in these sources are based on historical market data, and there is no assurance that any of the forecasts or projected amounts will be achieved. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. The market and industry data used in this prospectus or in any documents incorporated by reference to this prospectus involve risks and uncertainties that are subject to change based on various factors, including those discussed in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in, or implied by, the estimates made by independent parties and by us. Furthermore, we cannot assure you that a third party using different methods to assemble, analyze or compute industry and market data would obtain the same results.

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus or any documents incorporated by reference to this prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus or any documents incorporated by reference to this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus or any documents incorporated by reference to this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

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PROSPECTUS SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the information under the section of this prospectus entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus and/or incorporated by reference herein, before investing.

Company and Business Strategy Overview

We are a global healthcare holding company, with operations in South Korea and Switzerland and an office in the United States. Our mission is to leverage our existing and expanding network of academic and industry leaders and investors, including venture capital and private equity, in major healthcare markets globally to identify, lead and support the growth of our subsidiaries and subsidiary candidates based on innovative research. Subsidiary candidates are companies that are either already existing entities or new companies formed in connection with acquiring or licensing existing assets from pharmaceutical firms. We expect to attract industry partners either as co-investors or through technology licensing deals and may raise capital directly from private, strategic or public investors. We seek to chart a potentially more efficient and optimal route by pairing what we believe are the right team and pharmaceutical or medical device technologies that have the potential to treat diseases and improve healthcare outcomes with the necessary financial and other resources. Since our target markets feature large established global businesses with abundant capital that acquire healthcare companies, we hope to realize additional liquidity through the sale of our subsidiaries from time to time.

We are a data-driven company. We evaluate our subsidiary candidate opportunities by better understanding the target indications toward identifying new approaches and technologies to improve treatment outcomes. We collaborate with academic and industry leaders to promote a seamless integration and partnership between entrepreneurial scientists and seasoned business development and leadership teams. These technical and scientific experts from academia and industry bring innovative contributions and a high level of enthusiasm. Our holding company leadership team supports and empowers each subsidiary to transform their potentially breakthrough discoveries into impactful and viable commercial products.

Our company’s collective expertise from industry veterans, seasoned scientists, capital market and legal professionals provides the core foundation of our global healthcare holding company. the Company operates as a hub-and-spoke business model with a centralized executive team partnering with subsidiary management teams to ensure overall program and corporate alignment by and between subsidiaries and holding company. Our overarching goal is to enhance value creation for our subsidiaries by continuously assessing optimal development options and exploring partnership and fundraising opportunities. We encourage cooperation and knowledge sharing among our subsidiaries to enhance our synergistic business model. We believe our strong foundational scientific conviction, entrepreneurial acumen and opportunistic approach positions us as a differentiated global company advancing pharmaceutical and medical device technologies in an efficient, cost-effective and meaningful manner. Our interdisciplinary team of accomplished scientists and entrepreneurial business leaders promotes the development and commercialization of a risk diversified portfolio to address unmet medical needs with resilience and efficiency.

Our corporate organization and ownership of subsidiaries is illustrated by the following chart*:

Portfolio Overview

OSR’s subsidiaries (other than RMC) have diverse scientific and technological developments and are engaged in distinct areas of therapeutics research and development, including oral T-cell immunotherapies and recombinant biologics. This approach not only provides the Company with a broader scope of potential therapeutic solutions but also reduces the risks associated with a singular-asset approach.

Figure 2 below summarizes our three subsidiaries, two of which have their own drug development pipelines.

Portfolio Company	Science, Technology and Platform

T-cell immunotherapies based on a live attenuated, safe, orally, available bacterial vaccine strain, genetically modified to develop and elicit patients’ cytotoxic T-cells against specific pre-defined targets
Platform integrating different protein domain sequences linking into a Design augmented recombinant biologic with enhanced biological functionality
Neurovascular surgical devices

Figure 2. the Company portfolio company snapshot.

Intellectual Property Overview

We own or have in-licensed numerous patents and intellectual property underlying patent applications and possess substantial know-how and trade secrets relating to the development and commercialization of therapeutic product candidates in development by our portfolio companies, including related manufacturing processes and technologies. As of December 31, 2024, the patent portfolio of our subsidiaries includes 10 patent families of issued patents and pending patent applications in various stages of prosecution. Generally, the patents issued and patent applications pending are in multiple jurisdictions including the United States, Europe, Japan, India, and China, with anticipated expiration between 2032 to 2041, without considering patent term adjustments or patent term extensions. The below table summarizes the seven patent families that have been issued to-date for our subsidiary companies:

Company Assignee	Family	Status	Type	Granted Regions	Expiration Year
Vaximm	Manufacturing (1) WO 2013/091898, Method for Producing High Yield Attenuated Salmonella Strains	Owned	Manufacturing	AU, CA, CN, EP, IN, JP, KR, US, ZA	2032
	VXM01 – dosing (2) WO 2014/005683, DNA Vaccine for Use in Pancreatic Cancer Patients	Owned	Formulation	AU, CN, EP, JP, KR, US, ZA	2033
	VXM06 – WT1 (3) WO 2014/173542, Salmonella-based vectors for cancer immunotherapy targeting Wilms’ tumor gene	Owned	Composition of Matter	EP, JP, US	2034
	VXM04-MSLN (4) WO 2015/090584, Novel MSLN targeting DNA vaccine for cancer immunotherapy	Owned	Composition of Matter	EP, JP, US	2034
	VXM01 – combination (5) WO 2016/202459, VEGFR-2 targeting DNA vaccine for combination therapy	Owned	Composition of Matter; Method of Use	AU, CA, CN, EP, IN, US, ZA	2036
	VXM01 Tumor expression (7) WO 2018/149982, Novel VEGFR-2 targeting immunotherapy approach	Owned	Composition of Matter	AU, US	2038
Darnatein	Designer ligands of TGF-ß superfamily (0) WO 2010/099219	Exclusive License	Composition of Matter	EP, KR, JP	2030

Individual patents are in force for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. Generally, patents issued for applications filed in the United States are in force for 20 years from the earliest nonprovisional filing date. In addition, in certain instances, a patent term can be adjusted or extended to recapture a portion of the term effectively lost as a result of the USPTO delay or the FDA regulatory review period (a patent term adjustment or patent term extension, respectively). The restoration period for FDA delay cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. The duration of patents outside of the United States varies in accordance with provisions of applicable local law but typically is also 20 years from the earliest nonprovisional filing date. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

When appropriate, we seek to protect aspects of our technology and business not amenable to, or that we do not consider appropriate for, patent protection as trade secrets. We seek to protect this intellectual property, in part, as trade secrets, by entering into confidentiality agreements with those who have access to our confidential information, including our employees, contractors, consultants, collaborators, and advisors.

Vaximm

Vaximm Corporate Overview

Vaximm is developing innovative oral immunotherapies for the treatment of cancer and immunological disorders. Based on over 20 years of research, Vaximm’s customizable immunotherapy platform has the potential to be efficiently and effectively adapted to treat various diseases and address specific patient needs. Vaximm currently has three clinical and pre-clinical drug candidates targeting diseases ranging from glioblastoma to gastrointestinal stromal tumor to ocular diseases.

Vaximm’s flagship asset, VXM01, is a late clinical-stage (NCT037500701) immuno-oncology candidate for glioblastoma, which early-stage clinical trials suggest may be a potentially specific and effective treatment. VXM01 has been granted Orphan Drug Designation by the U.S. Food and Drug Administration (FDA) and European Medicines Agency (EMA) for both glioblastoma and pancreatic cancer on August 31, 2017 from FDA and August 23, 2017 from EMA. An Orphan Drug Designation will permit Vaximm to receive additional years of market exclusivity upon regulatory approval, which provides a significant competitive advantage. See “Government Regulation — Orphan Drug Designation and Exclusivity.” While VXM01 moves into planned phase 2 clinical trials, we are continuing to advance Vaximm’s other preclinical candidates in investigational new drug (IND)-enabling studies.

●	VXM04: A preclinical-stage oral T-cell vaccine targeting mesothelin

●	VXM06: A preclinical-stage oral T-cell vaccine targeting Wilms Tumor Protein (WT1)

●	VXM08: A preclinical-stage oral T-cell vaccine targeting CEA(Carcinoembryonic antigen)

●	VXM10 : A preclinical-stage oral T-cell vaccine targeting PD-L1

These products are currently undergoing preclinical studies to evaluate their safety, immunogenicity, and anti-tumor efficacy. Vaximm will need to complete these preclinical studies and submit Investigational New Drug (IND) applications to the relevant regulatory authorities before initiating clinical trials for each of these product candidates.

While Vaximm has direct experience advancing a therapeutic candidate from preclinical to late-stage clinical trials and developed a pipeline of other preclinical therapeutic candidates, other than receiving Orphan Drug Designation for VSMO1, Vaximm has limited experience in applying for regulatory or marketing approval for any of its product candidates. As Vaximm continues to advance its line of oral immunotherapies, it will remain flexible and opportunistic to explore partnering options.

Opportunity

Current approaches to targeted immunotherapies have various limitations, such as drug biodistribution, off-target effects, immunotolerance, and evasion. The complex and diverse makeup of tumor microenvironments creates further difficulties. Production of targeted immunotherapies is expensive and time-intensive, making tailor-made therapies challenging to produce and manufacture at scale and, thus, not readily accessible. Optimally, the development of innovative new strategies can overcome drug resistance, enhance druggability, and improve drug biodistribution to maximize treatment efficacy.

Vaximm seeks to overcome these limitations by leveraging our foundational science and innovative platform of attenuated bacterial strains to produce effective, customizable, oral vaccines efficiently and cost-effectively. Vaximm’s lead product candidate, VXM01, targets the tumor vasculature and specific tumor antigens. VXM01 is currently being evaluated in a Phase 2 clinical trial in Europe for the treatment of recurrent glioblastoma. Vaximm also plans to initiate a new clinical trial of VXM01 in recurrent glioblastoma patients in the United States.

If VXM01 demonstrates efficacy in the treatment of recurrent glioblastoma, Vaximm intends to expand by developing oral cancer vaccines targeting other solid tumor indications. The company’s strategy generally involves the following key steps:

1.	Identify novel tumor-specific antigens: Vaximm will leverage its expertise in antigen discovery to identify new tumor-specific antigens that can be targeted by Vaximm’s platform.

2.

Conduct preclinical studies with the FDA’s good laboratory practice (“GLP” regulations): Before testing any drug or biological product candidate in humans, the product candidate must undergo rigorous pre-clinical testing. The pre-clinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation, and stability, as well as studies to evaluate toxicity in animals, to assess the potential for adverse events and, in some cases, to establish a rationale for therapeutic use. The conduct of pre-clinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. Vaximm will perform preclinical studies to evaluate the safety, immunogenicity, and anti-tumor efficacy of its oral cancer vaccine candidates in line with the GLP regulations that the FDA requires.

3.	File an Investigational New Drug (IND) application: Upon the successful completion of preclinical studies, Vaximm will submit an IND application to regulatory authorities such as the FDA. IND is a request for authorization from the FDA to ship an investigation product and then administer it to humans and must be allowed to proceed by the FDA before human clinical trials may begin. This submission includes all relevant data from preclinical studies and outlines the proposed clinical trial protocols. The IND review period typically takes 30 days, during which the regulatory agency evaluates the submission to ensure the safety of proceeding to human trials.

4.	Initiate clinical trials: Based on the preclinical data and IND approval, the company will design and conduct additional Phase 1/2 clinical trials to assess the safety, tolerability, and preliminary efficacy of its oral cancer vaccines in other cancer indications.

5.	Conduct Phase 3 clinical trials: Phase 3 trials are large-scale, randomized, controlled studies designed to provide additional supporting evidence of the efficacy and safety of therapeutic candidates. These trials typically involve hundreds to thousands of patients and are conducted at multiple sites worldwide. Vaximm will work closely with clinical investigators, regulatory authorities, and patient advocacy groups to design and execute Phase 3 clinical trials for its oral cancer vaccine candidates.

6.	Seek regulatory approval: Following the successful completion of Phase 3 clinical trials, the result of the pre-clinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls, and proposed labeling, among other things, are submitted to authorities, such as the FDA or EMA. This stage is known as the New Drug Application (NDA) review.

Regulatory Steps

New Drug Application

A New Drug Application (NDA) tells the full story of a drug. Its purpose is to demonstrate that a drug is safe and effective for its intended use in the population studied.

A drug developer must include everything about a drug — from preclinical data to Phase 3 trial data — in an NDA. Developers must include reports on all studies, data, and analyses. Along with clinical results, developers must include proposed labeling, safety updates, drug abuse information, patent information, any data from studies that may have been conducted in other countries, institutional review board compliance information and directions for use

NDA Review

Once each authority such as FDA or EMA receives an NDA, the review team decides if it is complete. If it is not complete, the review team can refuse to file the NDA. If it is complete, the review team has 6 to 10 months to make a decision on whether to approve the drug. The process includes the following:

●	Each member of the review team conducts a full review of his or her section of the application. For example, the medical officer and the statistician review clinical data, while a pharmacologist reviews the data from animal studies. Within each technical discipline represented on the team, there is also a supervisory review.

●	FDA or EMA inspectors travel to clinical study sites to conduct a routine inspection. The Agency looks for evidence of fabrication, manipulation, or withholding of data.

●

The project manager assembles all individual reviews and other documents, such as the inspection report, into an “action package.” This document becomes the record for NDA review. The review team issues a recommendation, and a senior official makes a decision.

NDA Approval

In cases where FDA or EMA determines that a drug has been shown to be safe and effective for its intended use, it is then necessary to work with the applicant to develop and refine prescribing information. This is referred to as “labeling.” Labeling accurately and objectively describes the basis for approval and how best to use the drug.

FDA Advisory Committees

Often, the NDA contains sufficient data for FDA or EMA to determine the safety and effectiveness of a drug. Sometimes, though, questions arise that require additional consideration. In these cases, FDA or EMA may organize a meeting of one of its Advisory Committees to get independent, expert advice and to permit the public to make comments. These Advisory Committees include a Patient Representative that provides input from the patient perspective.

The estimated timeframe for this process is as follows:

●	Antigen discovery and vaccine formulation: 1-2 years

●	Preclinical studies: 1-2 years

●	IND filing and review: 1 month

●	Phase 1/2 clinical trials: 2-3 years

●	Phase 3 clinical trials: 2-3 years

●	Regulatory approval (including NDA review): 1 year

Based on this timeline, Vaximm anticipates that its first oral cancer vaccine candidate beyond VXM01 could enter clinical trials within the next 3-5 years, with potential regulatory approval in the next 7-9 years.

Information about the clinical trials in connection with VXM01 is set forth under Item 1 of our Current Report on Form 10-K filed with the SEC on April 22, 2025, and incorporated herein by reference.

Darnatein

Corporate Overview

Darnatein is developing design-augmented (DA) biologics for age-related and other degenerative diseases, such as osteoarthritis and spine and joint disorders. Darnatein’s lead DA biologics are intended to be injected directly into pathological tissues to promote regeneration of target tissues such as bone or cartilage cells. Leveraging these innovative DA biologics to regenerate bone and cartilage has the potential to restore functionality and reduce pain across several degenerative conditions.

Darnatein has identified and advanced two therapeutic candidates, DRT-102, a clinical-stage asset for spinal fusion, and DRT-101, a pre-clinical stage asset for osteoarthritis. A small exploratory, clinical trial of 15 patients with DRT-102 indicated potential efficacy compared to a placebo, with no serious adverse events reported. Safety and efficacy evaluation will be determined following review of all safety data by relevant regulatory agencies. Larger clinical trials will be required to provide more extensive and accurate data on the safety and effectiveness of DRT102. A pre-clinical (non-human) trial of DRT-101 demonstrated cartilage regeneration and joint healing in animals, with no serious adverse events reported. Based on these preliminary results, Darnatein intends to continue the development and testing of DRT-101 and, when additional resources are available, DRT-102. Darnatein has not previously advanced any therapeutic candidates into late-stage clinical trials nor received regulatory and marketing approvals for any commercial sales of its products.

Opportunity

Age-related degeneration, such as osteoarthritis and spine disorders, is a naturally occurring process that may be accelerated due to chronic and cumulative impact over time. Limited therapeutic options exist and only offer limited and temporary symptomatic relief with no cure currently available.

Beyond therapeutic options, invasive surgical procedures may be available for spine and joint disorders but are not readily accessible and may not be a curative, pain-free, long-term solution. Additionally, neither symptomatic therapies nor invasive and costly surgical procedures address the underlying cause of chronic and age-related degenerative diseases. Darnatein’s novel Design Augmented (DA) approach has the potential to overcome these limitations of spine and joint disorders and osteoarthritis with a regenerative therapy to overcome degeneration in bone and cartilage.

Design-Augmented Biologics Program

In recent years, scientists have studied the role of bone morphogenetic proteins (BMPs) in healing bone and cartilage. BMPs have been used clinically in orthopedic procedures but they are typically administered at high, supra-physiological concentrations that have been linked to undesirable local and systemic side effects. BMPs engineered to have enhanced therapeutic potency may circumvent this problem and provide the desired effects of healing bone and cartilage while minimizing the likelihood of adverse events.

DRT-101 for Cartilage and Joint Recovery

DRT-101 is a synthetic bio-signaling molecule that replaces BMPRII-binding segments of BMP-7, one of the bone-forming proteins, with high affinity ActRII binding segments of Activin A, a member of the transforming growth factor ß (TGF-ß). In nature, endogenous BMP7 promotes chondrogenesis in damaged cartilage tissue by signaling primarily via the type II receptor BMPRII and to a lesser extent via the activin type II receptor ActRII, which it binds with lower affinity. DRT-101 amplifies intracellular regeneration signaling capacity compared to natural BMP-7 and allows for regeneration and restoration of mechanically depleted cartilage cells to normal levels.

DRT-101 pre-clinical study in animals

DRT-101 was evaluated in Sprague Dawley rats by ChemOn Inc. in 2021 for toxicity measurement. This study was conducted to assess the approximate lethal dose (ALD) and the dose-range finding(DRF) of the test substance DRT-101, when administered intravenously.

Information about the clinical trials in connection with DRT-101 and DRT-102 is set forth under Item 1 of our Current Report on Form 10-K filed with the SEC on April 22, 2025, and incorporated herein by reference.

RMC

Corporate Overview

RMC is a Korea-based neurovascular intervention medical device and systems distribution company exclusively serving the Korea market currently. RMC distributes, but does not design or manufacture, commercial medical products, including cerebral surgical devices.

Opportunity

RMC distributes cerebrovascular surgery equipment in South Korea and seeks growth opportunities in South Korea for other medical device products and systems.

As a rapidly aging country, demand for medical equipment is expected to accompany the rise in cerebrovascular diseases such as strokes. RMC has established close relationships with leading university hospitals and general hospitals in Korea to supply cerebrovascular surgery equipment. These relationships provide opportunities for continued sales of products distributed by RMC as well as assisting RMC in identifying demand for other medical devices that RMC may add to enhance its product portfolio. This is expected to enhance RMC’s competitiveness in South Korea.

RMC has established a nationwide sales network and logistics system, enabling it to swiftly and efficiently supply products to any region in the country. This serves as a significant strength compared to competitors and is expected to contribute to building long-term trust with medical institutions.

Products and Related Systems

The table below shows the products and related systems currently distributed by RMC.

Company	Product and System	Function of Product/System
Asahi Intecc	Chikai Guide Wire	This product is designed to facilitate the placement and exchange of therapeutic devices such as cerebral catheters during endovascular therapy and is intended for use in the neurovascular field. It is used as a guidewire for stent delivery catheters, coil delivery microcatheters, carotid stent delivery catheters and balloon catheters used in cerebral aneurysm coil embolization.
	Fubuki Guide Catheter	This catheter is used to guide neurovascular interventional devices to sites for percutaneous endovascular procedures in neurovascular vessels; also used for contrast injection. This catheter is designed to guide therapeutic cerebrovascular catheters to lesions or sites for percutaneous endovascular procedures in the cerebral vasculature.
Microport Neurotech	Numen coil system	This product is a single-use device for endovascular embolization of intracranial aneurysms and other neurovascular malformations such as arteriovenous fistulas. It is used to dye blood vessels in the neurovascular system to permanently block blood flow to aneurysms or other vascular malformations, or for arterial and venous embolization in peripheral vessels.

Since 2015, RMC has also distributed neuro-intervention medical device equipment manufactured by Penumbra Inc. RMC’s distribution agreement with Penumbra Inc. for the resale of its reperfusion catheter, neuron delivery catheter and related tubing and canister, expired on June 30, 2024. The parties’ negotiations for a new (or extended) agreement terminated on November 20, 2024. RMC will not purchase additional Penumbra products. Certain issues, such as whether RMC may continue to sell its existing inventory of Penumbra products or whether Penumbra will repurchase RMC’s inventory, have not as yet been resolved. To replace sales of Penumbra products, RMC intends to seek to become the sales representative of other neuro-intervention medical device equipment manufacturers, as well as expand sales of products offered by companies it currently represents.

Intellectual Property

Except for trade secrets related to operating a medical product distribution business, there is no significant intellectual property owned or licensed by RMC.

Competition in our Industry

Competition for Product Candidates

We face competition with respect to our current product candidates and will face competition with respect to future product candidates, from pharmaceutical and biotechnology companies to public and private research institutions, among others.

If our current and/or our future product candidates do not offer sustainable advantages over competing products, we may otherwise not be able to successfully compete against current and future competitors.

Our competitors may obtain regulatory approval of their products more rapidly than we may or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates. Our competitors may also develop drugs that are more effective, more convenient, more widely used and less costly or have a better safety profile than our products and these competitors may also be more successful than us in manufacturing and marketing their products.

The most common methods of treating patients with cancer are surgery, radiation and drug therapy, including chemotherapy, hormone therapy and targeted drug therapy or a combination of such methods. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy. Our product candidates, if any are approved, may compete with these existing drug and other therapies.

The table below summarizes the main competitors we have identified for Vaximm’s VXM01. Each of these identified competitors are developing therapies for glioblastoma and have active clinical trials ongoing assessing the safety and efficacy of their product candidates.

Drug Name	Company	Mechanism	Indication	Clinical Phase	NCT Number(s)
Depatuxizumab mafodotin (ABT-414)	AbbVie	Antibody-drug conjugate targeting EGFR	Newly diagnosed glioblastoma	Phase 2/3	NCT02573324
Durvalumab (MEDI4736)	AstraZeneca	PD-L1 checkpoint inhibitor	Newly diagnosed and recurrent glioblastoma	Phase 2	NCT02336165
Regorafenib	Bayer	Multi-kinase inhibitor	Recurrent glioblastoma	Phase 2	NCT02926222
Tasadenoturev( DNX-2401)	DNAtrix	Oncolytic adenovirus	Recurrent glioblastoma	Phase 2	NCT03178032
Ofranergene obadenovec (VB-111)	VBL Therapeutics	Dual-targeted gene therapy	Recurrent glioblastoma	Phase 3	NCT02511405
AV-GBM-1	Aivita Biomedical	Personalized dendritic cell vaccine	Newly diagnosed glioblastoma	Phase 2	NCT03400917
VAL-083	Kintara Therapeutics	DNA-targeting agent	Recurrent and newly diagnosed glioblastoma	Phase 2/3	NCT02717962, NCT03050736

With respect to Darnatein, competition takes two forms: pharmaceutical products (drugs) that address the underlying causes of osteoarthritis, and orthopedic solutions involving bone graft and other products. Several pharmaceutical companies and research institutions are actively working on developing Disease-Modifying Osteoarthritis Drugs (DMOADs) to address the underlying causes of osteoarthritis (current treatments primarily focus on symptom management). There are currently no approved DMOAD treatments for osteoarthritis but the table below identifies drugs under development:

The table below summarizes the main competitors we have identified for Darnatein’s DRT-101. Each of these identified competitors are developing therapies for osteoarthritis and have active clinical trials ongoing assessing the safety and efficacy of their product candidates.

Drug Name	Company	Mechanism	Indication	Clinical Phase	NCT Number(s)
Invossa	Kolon TissueGene	Cell and gene therapy (TGF-ß1 expressing chondrocytes)	Osteoarthritis	Phase 3	NCT03383471
Lorecivivint	Biosplice Therapeutics	CLK/DYRK1A inhibitor	Osteoarthritis	Phase 3	NCT03928184
Sprifermin	Merck KGaA/EMD serono	Recombinant human fibroblast growth factor 18	Osteoarthritis	Phase 2	NCT01919164 NCT01033994

The table below summarizes the main competitors we have identified for Darnatein’s DRT-102. Each of these identified competitors are commercialized orthopedic solutions.

Drug Name	Company	Mechanism	Indication
Infuse Bone Graft	Medtronic	rhBMP-2 and collagen sponge	Spinal fusion, long bone fractures, orthopedic surgery
Osteocel Plus	NuVasive	Demineralized bone matrix (DBM) and mesenchymal stem cells (MSC)	Spinal fusion, bone defects
Bio[4]	Stryker	A viable bone matrix containing endogenous bone forming cells	Bone repair and regeneration
i-Factor	Cerapedics	P-15 peptide and anorganic bone matrix	Spinal fusion, bone defects
Novabone IRM	Novabone	Composed of bioactive glass, chemically bonds with bone and promotes new bone formation	Bone defects, dental grafting

With aging populations comes a higher number of cerebrovascular disease patients. There are a number of potential treatments such as drug therapy and open surgery. Minimally invasive procedures, such as neurovascular intervention, have been growing. Various international medical device brands are competing for market share.

The table below summarizes the main competitors we have identified for RMC:

Device Name	Company	Mechanism	Indication
React catheter	Medtronic	Reperfusion catheter	Treatment of acute ischemic stroke
AXS infinity catheter	Stryker	Neurovascular Delivery catheter	Delivery of therapeutic devices in neurovascular procedures
AXS catalyst 7 distal access catheter	Stryker	Distal access support canister	Neurovascular access and support for device delivery
Synchro wire	Stryker	Neurovascular guide wire	Navigation through neurovascular anatomy
Traxcess wire	Microvention	Neurovascular guide wire	Navigation through neurovascular anatomy
Envoy guide catheter	Cerenovous	Neurovascular guide catheter	Support and delivery of neurointerventional devices
Guider soft tip guide catheter	Boston scientific	Soft tip neurovascular Guide catheter	Support and delivery of neurointerventional devices
Microplex coil system	Microvention	Detachable embolization coil system	Embolization of intracranial aneurysms
GDC coil system	Stryker	Detachable Coil system	Embolization of intracranial aneurysms
Axium prime coil system	Medtronic	Detachable Coil system	Embolization of intracranial aneurysms

Manufacturing

We do not have any manufacturing facilities or personnel at this time, except that Darnatein maintains and uses manufacturing facilities owned by Joint Center for Biosciences, Darnatein’s affiliate and the Company’s shareholder, for purposes of R&D and clinical and preclinical materials for its sole use. We currently rely on CMOs for the manufacture of our product candidates for preclinical and clinical testing in non-commercial quantities.

Our product candidates include small molecules, vaccines, and monoclonal and bispecific antibodies. Several contract manufacturing facilities exist that have expertise in each product type and we anticipate that our product candidates can be produced by them at scale and in a cost-effective manner. As needed, we also expect to rely on CMOs for the manufacturing of companion diagnostics, which are assays or tests to identify an appropriate patient population. Depending on the technology solutions we choose, we may rely on multiple third parties to manufacture and sell a single test.

Vaximm has a master service agreement with Richter-Helm BioLogics GmbH & Co. KG (“RHB”), a CMO located in Germany, for the manufacture of Vaximm’s product candidates. RHB will provide cell line development, process development, manufacturing, and related services for Vaximm’s product candidates. The agreement became effective April 10, 2012, and will remain in effect until terminated by either party. Vaximm pays RHB for services rendered based on agreed-upon rates specified in individual work orders. Vaximm retains ownership of all intellectual property related to its product candidates, while RHB owns IP related to manufacturing processes developed under the agreement.

Commercialization

We will objectively assess and choose each program’s commercialization option that maximizes potential value for patients and for our stockholders. We anticipate optimizing commercial value through various options, including internal advancement, strategic partnerships, and spin-outs or public offerings. If we opt to commercialize a particular candidate ourselves, we anticipate assembling a commercialization team inclusive of sales and marketing operations to promote and sell our products. Our focus will be the community of relevant medical practitioners who are the key specialists in treating the patient populations for which our product candidates are being developed. We may also enter into distribution and other marketing arrangements with third parties for any of our product candidates that obtain marketing approval.

We currently do not have marketing and sales management operations for any of our pharmaceutical products and will rely, at least initially, on third parties for support. The responsibilities of marketing operations would include developing educational initiatives with respect to approved products and establishing relationships with researchers and practitioners in relevant fields of medicine. We will reevaluate the sales operations from time to time and may eventually build an in-house marketing and sales management organization.

Our Key Team Leaders

Our company is led by Kuk Hyoun Hwang, our President and Chief Executive Officer, Dr. Constance Höfer, our Chief Scientific Officer, Jun Chul Whang, our Chief Legal Officer and Secretary, Gihyoun Bang, the Chief Financial Officer and Sang Hoon Kim, the Head of Corporate Venture Capital. Dr. Höfer is a seasoned leader in drug development with more than 20 years of experience in oncology and immunology. The group of executives leading OSR Holdings combine deep scientific, legal, and financial expertise to advance what we believe are transformative therapies and healthcare solutions.

Summary of Risk Factors

Our business, our business sector and investing in our securities involve a number of risks of which you should be aware before making an investment decision. You should read this summary together with the description of each risk factor contained in the “Risk Factors” section of this Form S-1, as well as other documents filed from time to time with the SEC, for a more detailed discussion of certain risks that could materially adversely affect our financial conditions and the market price of our securities. The following list describes some of the principal risk factors applicable to the Company and our subsidiaries.

●

We require substantial additional funding to meet our financial needs and to pursue our business objectives. If we are unable to raise capital when needed, we could be forced to delay, reduce, or altogether cease our current and future product development programs, future acquisitions and other commercialization efforts. Our previously agreed and anticipated $20 million PIPE (Private Investment in Public Equity) transaction was cancelled by the investor due to macroeconomic factors specific to Korea. As a result, the Company did not receive the anticipated amount of cash at the February 2025 closing of our initial business combination and the Company was insolvent as of such closing date and lacked sufficient cash to fund its operations or pay its outstanding expenses and debts. The Company has entered into agreements for alternative financing (including the ELOC facility that is the subject of this registration statement), but there is no guaranty that these arrangements will be fully consummated and/or sufficient and that the Company may not face claims from creditors (some of which have already been initiated – see “Litigation” below) that could cause voluntary or involuntary bankruptcy proceedings, in which case, the value of the stock and warrants of the Company would likely be worthless.

●	The price of the Company’s Common Stock and warrants may be volatile. If you purchase common stock in this offering, you will suffer immediate dilution of your investment.

●	The Company is a controlled company within the meaning of the Nasdaq Listing Rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. Stockholders of the Company may not have the same protection afforded to stockholders of companies that are subject to such governance requirements.

●	An active, liquid trading market for the Company Common Stock and warrants may not develop or persist, which may limit your ability to sell the Company Common Stock and warrants.

●	The Company’s limited operating history, the early stage of its development programs and the inherent uncertainties and risks involved in pharmaceutical and medical product development may make it difficult for it to execute on its business model. Preclinical development is uncertain. Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all. the regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be materially harmed

●	The Company will likely incur significant operating losses for the foreseeable future and may never achieve or maintain profitability.

●	We may not be successful in our efforts to acquire, in-license or discover and develop new product candidates.

●	We currently have no marketing and sales organization for pharmaceutical products and have no experience as a company in commercializing products, and we may have to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our pharmaceutical products, we may not be able to generate pharmaceutical product revenue.

●	Our investment strategy and future growth relies on a number of assumptions, some or all of which may not be realized.

●	We incur substantial costs as a result of operating as a public company, and our management will devote substantial time to compliance with its public company responsibilities and corporate governance practices.

●	The Company’ management team has limited experience managing and operating a U.S. public company.

●	If economic conditions in South Korea deteriorate, our current business and future growth could be materially and adversely affected.

●	Our business includes subsidiaries that are developing oral immunotherapies for the treatment of cancer and design-augmented biologics. These companies have a limited operating history, and their programs are in early stages of development. This may make it difficult to evaluate our prospects and likelihood of success.

●	We currently outsource, and intend to continue to outsource, much of our discovery, clinical development, and manufacturing functions to third-party providers or consultants. Outsourcing these functions has significant risks, and our failure to manage these risks successfully could materially adversely affect our business, results of operations, and financial condition.

●	We face substantial competition, which may result in others discovering, developing, or commercializing products before or more successfully than we do. If we are unable to obtain and maintain patent and other intellectual property protection for our technology and product candidates or if the scope of the intellectual property protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

The risks summarized above or described in full below are not the only risks that we face. Additional risks and uncertainties not presently known to us, or that we currently deem to be immaterial, may also materially adversely affect our business, financial condition, results of operations, and future growth prospects.

Corporate History and Information

The Company was formed as a Delaware corporation on February 25, 2020, for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses.

On February 14, 2023, we consummated our initial public offering (“IPO”) of an aggregate of 6,000,000 units, at $10.00 per unit (“Units”), generating gross proceeds of $60,000,000 before underwriting discounts and expenses.

Simultaneously with the closing of our IPO, our sponsor, Bellevue Global Life Sciences Investors, LLC (“Sponsor”), purchased an aggregate of 430,000 units at a price of $10.00 per unit, for an aggregate purchase price of $4,300,000 (“Private Placement Units”).

In connection with our IPO, the underwriters were granted a 45-day option from the date of our prospectus issued in connection with our IPO (the “Over-Allotment Option”) to purchase up to 900,000 additional units to cover over-allotments (the “Over-Allotment Units”), if any. On February 21, 2023, the underwriters purchased 900,000 Over-Allotment Units fully exercising the Over-Allotment Option. The Over-Allotment Units were sold at an offering price of $10.00 per Over-Allotment Unit, generating additional gross proceeds of $9,000,000 to the Company.

Transaction costs of our IPO amounted to $2,721,126 consisting of $1,380,000 of underwriting discounts and $1,341,126 of other offering costs. Following the closing of our IPO on February 14, 2023, $61,050,000 (approximately $10.175 per Unit) from net offering proceeds of the sale of the Units in our IPO and the sale of the Private Placement Units was placed in a trust account (the “Trust Account”). Following the closing of the Over-Allotment Option on February 21, 2023, and including the amount from our IPO, an aggregate amount of $70,207,500 was placed in the Company’s Trust Account established in connection with our IPO. The proceeds held in the Trust Account are invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its tax obligations, the proceeds from our IPO were not to be released from the Trust Account until the earlier of: (a) the completion of the Company’s initial business combination, (b) the redemption of any of our public shares properly submitted in connection with a stockholder vote to amend our Amended and Restated Certificate of Incorporation (the “Charter”) (1) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the time provided in the Company’s Charter (as subject to extension), or (2) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; or (c) absent an initial business combination within the time provided in the Company’s Charter (as subject to extension), our return of the funds held in the Trust Account to our public stockholders as part of our redemption of the public shares.

On March 14, 2023, the Company announced that, commencing on March 17, 2023, the holders of Units may elect to separately trade the shares of common stock, warrants and rights included in the Units. No fractional shares, warrants or rights would be issued upon separation of the Units and only whole shares, warrants and rights would trade. The shares of common stock, the warrants and the rights traded on the Nasdaq Capital Market under the symbols “BLAC,” “BLACW” and “BLACR,” respectively, and the Units not separated continued to trade on the Nasdaq Capital Market under the symbol “BLACU” until the closing of our initial business combination on February 14, 2025 as discussed below.

The Company and OSR Holdings, Ltd. a corporation organized under the laws of the Republic of Korea (“OSR”), entered into a Business Combination Agreement dated November 16, 2023 (the “Business Combination Agreement”) pursuant to which, prior to the Closing each holder of OSR Common Stock that executes a Participating Stockholder Joinder to the Business Combination Agreement on or prior to the Closing (each such Person, a “Participating OSR Stockholder”), and each holder of OSR Common Stock that executes a Non-Participating Stockholder Joinder on or prior to the Closing (each such Person, a “Non-Participating OSR Stockholder”) would be joined as parties to the Business Combination Agreement, pursuant to which at the Effective Time (i) the Company would issue the Aggregate Participating Consideration to the Participating OSR Stockholders, and (ii) the Participating OSR Stockholders would sell, transfer, convey, assign and deliver all of their respective shares of OSR Common Stock to the Company (subclauses (i) and (ii), collectively, the “Share Exchange”).

As previously disclosed on the Company’s Current Report filed on Form 8-K on February 21, 2025, on February 14, 2025 (the “Closing Date”), the Company completed its previously announced business combination (the “Business Combination”) with OSR pursuant to the Amended and Restated Business Combination Agreement, dated as of May 23, 2024, as amended on December 20, 2024 (the “Business Combination Agreement”), by and among the Company, OSR, each stockholder of OSR that executed a Participating Joinder thereto (each such person, a “Participating Stockholder”), and each stockholder of OSR that executed a Non-Participating Joinder thereto (each such person, a “Non-Participating Stockholder”, and together with the Participating Stockholders, the “OSR Stockholders”).

In connection with the Closing of the Business Combination we changed our name from Bellevue Life Sciences Acquisition Corp. to OSR Holdings, Inc. and changed the trading symbols of our common stock and warrants from “BLAC” and “BLACW,” to “OSRH” and “OSRHW,” respectively. In connection with the Closing, any Units (which were trading under the symbol “BLACU”) that had not yet separated, were separated into their component shares of common stock and warrants and ceased trading.

Facilities

Our executive offices are located at 10900 NE 4th Street, Suite 2300, Bellevue, WA 98004 and Hoedong-gil, 37-36, 3F, Paju, Gyeonggi-do, 10881 Korea, and our telephone number is (425) 635-7700 and +82 31 948 9419, respectively. Our executive offices are provided to us by an affiliate of our Sponsor. Commencing on March 1, 2023, we agreed to pay an affiliate of our Sponsor a total of $7,500 per month for office space, utilities and secretarial and administrative support. We consider our current office space adequate for our current operations.

Website

We maintain a corporate website at www.osr-holdings.com. Our website and information contained on, or that can be accessed through, our website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to invest in our securities.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the aggregate worldwide market value of our common stock held by non-affiliates equaled or exceeded $250 million as of the prior June 30th and (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year or the aggregate worldwide market value of our common stock held by non-affiliates equaled or exceeded $700 million as of the prior June 30th.

Market, Industry, and Other Data

We obtained the industry, market, and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from independent market research, industry, and general publications and surveys, governmental agencies, and publicly available information in addition to research, surveys, and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. In addition, while we believe the industry, market, and competitive position data included in this prospectus is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.

THE OFFERING

Common stock outstanding before this offering:	19,276,978

Common stock offered by the Selling Stockholder:	An aggregate of up to 15,410,000 shares of common stock being registered for sale consisting of: (i) up to 9,500,000 shares in accordance with the terms of the ELOC Agreement; (ii) up to 800,000 shares issuable to the Selling Stockholder as Commitment Shares under the ELOC Agreement; (iii) up to 4,000,000 shares pursuant to the Warrant Agreement; and up to 1,110,000 shares in accordance with the Note Purchase Agreement.

Common stock to be outstanding after this offering:	Up to 34,686,978 shares (assuming the issuance of all registered shares of common stock issuable under the ELOC Agreement, Warrant Agreement, and Note Purchase Agreement).

Use of proceeds:

We are not selling any securities under this prospectus and will not receive any proceeds from the sale of common stock by the Selling Stockholder pursuant to this prospectus. We may receive up to $83.9 million in aggregate gross proceeds from White Lion under the ELOC Agreement, Warrant Agreement, and Note Purchase Agreement (collectively sometimes referred to herein as the “Issuance Agreements”) in connection with sales of the shares of our Common Stock to White Lion. However, the actual proceeds from White Lion may be less than this amount depending on the number of shares of our common stock sold and the price at which the shares of our common stock are sold.

We intend to use the net proceeds obtained under the Issuance Agreements to fund clinical trials of our product candidates and preclinical product candidates, potential acquisition or in-licensing activities, and working capital and general corporate purposes.

See the section titled “Use of Proceeds” for additional information.

Terms of this offering:

The Selling Stockholder, including its transferees, donees, pledgees, assignees, and successors-in-interest, may sell, transfer, or otherwise dispose of any or all of the shares of common stock offered by this prospectus from time to time on Nasdaq or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. The shares of common stock may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices.

Risk factors:	See the section titled “Risk Factors” and other information included in this prospectus, and incorporated by reference herein, for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Trading market and symbol:	Our common stock is listed on Nasdaq under the ticker symbols “OSRH.”

Transfer agent:	The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider all of the risks described below, together with the other information contained in this prospectus, before making a decision to invest in our units. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Related to This Offering and Ownership of Our Common Stock

It is not possible to predict the actual number of shares of our common stock, if any, we will sell under the ELOC Agreement, Warrant Agreement, and Note Purchase Agreement, the actual gross proceeds resulting from those sales or the dilution to you from those sales. Further, we may not have access to the full amount available under the ELOC Agreement.

Pursuant to the ELOC Agreement, White Lion will purchase from us, from time to time, up to the lesser of (i) the Commitment Amount of $78.9 million in shares of our common stock, and (ii) 3,853,467 shares of Common Stock representing 19.99% of the total number of shares of common stock outstanding immediately prior to the execution of the ELOC Agreement (the “Exchange Cap”), until such time as we obtain shareholder approval to issue in excess of 19.99% of our common stock upon the terms and subject to the conditions and limitations set forth in the ELOC Agreement. in each case, subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement.

The shares of our common stock that may be issued under the ELOC Agreement may be sold by us to White Lion at our discretion from time to time until the earliest of (i) December 31, 2026, the end of the Commitment Period, or (ii) the date on which White Lion has purchased the total Commitment Amount pursuant to the ELOC Agreement.

We generally have the right to control the timing and amount of any sales of our common stock to White Lion under the ELOC Agreement. Sales of our common stock, if any, to White Lion under the ELOC Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to White Lion all, some or none of the common stock that may be available for us to sell pursuant to the ELOC Agreement. Accordingly, we cannot guarantee that we will be able to sell all of the Commitment Amount or how much in proceeds we may obtain under the ELOC Agreement. If we cannot sell securities under the ELOC Agreement, we may be required to utilize more costly and time-consuming means of accessing the capital markets, which could have a material adverse effect on our liquidity and cash position.

Because the purchase price per share of common stock to be paid by White Lion for the common stock that we may elect to sell to under the ELOC Agreement, if any, will fluctuate based on the market prices of our common stock at the time we make such election, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of shares of common stock that we will sell to White Lion under the ELOC Agreement, the purchase price per share that White Lion will pay for shares of common stock purchased from us under the ELOC Agreement, or the aggregate gross proceeds that we will receive from those purchases by White Lion under the ELOC Agreement. Similar factors will influence the number of shares we may issue under the Convertible Note Agreement and the Warrant Agreement and which create additional uncertainty.

We are registering 15,410,000 shares of our common stock under this prospectus. As of May 20, 2025, there were 19,276,978 shares of Common Stock, par value $0.0001 per share issued and outstanding. If all of the 15,410,000 shares of our common stock registered for resale by the Selling Stockholder under this prospectus were issued and outstanding as of May 20, 2025, notwithstanding the exchange cap and ownership limitations set forth in the Issuance Agreements, such shares would represent approximately 43% of total number of shares of our Common Stock outstanding.

The actual number of shares of our Common Stock issuable will vary depending on the then current market price of shares of our Common Stock sold to the Selling Stockholder in this offering and the number of shares we ultimately elect to sell to the Selling Stockholder under the ELOC Agreement. White Lion is not obligated to buy any Common Stock under the ELOC Agreement if such shares, when aggregated with all other Common Stock then beneficially owned by White Lion and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act, and Rule 13d-3 promulgated thereunder), would result in White Lion beneficially owning Common Stock in excess of 19.99% of the then-outstanding shares of Common Stock. Our inability to access a portion or the full amount available under the ELOC Agreement, in the absence of any other financing sources, could have a material adverse effect on our business or results of operation. White Lion will pay less than the then-prevailing market price for our common stock, which could cause the price of our common stock to decline.

White Lion will pay less than the then-prevailing market price for our common stock, which could cause the price of our common stock to decline.

The purchase price of our common stock to be sold to White Lion under the ELOC Agreement, Warrant Agreement, and Note Purchase Agreement is derived from the market price of our common stock on Nasdaq. Shares to be sold to White Lion pursuant to the ELOC Agreement will be purchased at a discounted price equal to either (i) 97% of the lowest value-weighted average sale price for our Common Stock during the three trading days commencing on the date of White Lion’s receipt of the shares of common stock relating to our purchase notice, or (ii) in the case of a “Rapid Purchase Notice” as defined in the ELOC, the average of the three (3) lowest traded prices of the Common Stock on the Rapid Purchase Notice Date. Similar discount terms exist under the Convertible Note Agreement and the Warrant Agreement.

As a result of this pricing structure, White Lion may sell the shares they receive immediately after receipt of such shares, which could cause the price of our common stock to decrease.

Investors who buy shares of common stock from White Lion at different times will likely pay different prices.

Pursuant to the ELOC Agreement we have discretion to vary the timing, price and number of shares of common stock we sell to White Lion. If and when we elect to sell shares of common stock to White Lion pursuant to the ELOC Agreement, after White Lion has acquired such shares, White Lion may resell all, some or none of such shares at any time or from time to time in its sole discretion and at different prices. As a result, investors who purchase shares from White Lion in this offering at different times will likely pay different prices for those shares and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from White Lion in this offering as a result of future sales made by us to White Lion at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares to White Lion under the Issuance Agreements, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangements with White Lion may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

Future resales and/or issuances of shares of common stock, including pursuant to this prospectus, or the perception that such sales may occur, may cause the market price of our shares to drop significantly.

The shares of our common stock that may be issued under the ELOC Agreement may be sold by us to White Lion at our discretion from time to time from the date of effectiveness of the registration statement of which this prospectus forms a part until the earliest to occur of (i) December 31, 2026, the end of the Commitment Period, or (ii) the date on which White Lion has purchased the total Commitment Amount pursuant to the ELOC Agreement.

The purchase price for shares of our common stock that we may sell to White Lion under the ELOC Agreement, Warrant Agreement, and Note Purchase Agreement will fluctuate based on the trading price of shares of our common stock. Depending on market liquidity at the time, sales of shares of our common stock may cause the trading price of shares of our common stock to decrease. We generally have the right to control the timing and amount of any future sales of shares of our common stock to White Lion. Additional sales of shares of our common stock, if any, to White Lion will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to White Lion all, some or none of the additional shares of our common stock that may be available for us to sell pursuant to the ELOC Agreement. If and when we do sell shares of our common stock to White Lion, after White Lion has acquired shares of our common stock, White Lion may resell all, some or none of such shares of our common stock at any time or from time to time in its discretion and at different prices. Therefore, sales to White Lion by us could result in substantial dilution to the interests of other holders of shares of our common stock. In addition, if we sell a substantial number of shares of our common stock to White Lion under the Issuance Agreements, or if investors expect that we will do so, the shares held by White Lion will represent a significant portion of our public float and may result in substantial decreases to the price of our common stock. The actual sales of shares of our common stock or the mere existence of our arrangement with White Lion may also make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

The market price of shares of our common stock could drop significantly if White Lion sells shares of common stock or is perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of shares of our common stock or other securities.

We may use proceeds from sales of our common stock made pursuant to the ELOC Agreement, Warrant Agreement, and Note Purchase Agreement in ways with which you may not agree or in ways which may not yield a significant return.

We will have broad discretion over the use of proceeds from sales of our common stock made pursuant to the Issuance Agreements, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds, their ultimate use may vary substantially from their currently intended use. While we expect to use the net proceeds from this offering as set forth in “Use of Proceeds,” we are not obligated to do so. The failure by us to apply these funds effectively could harm our business, and the net proceeds may be used for corporate purposes that do not increase our operating results or enhance the value of our common stock.

Future sales of our common stock, or the perception in the public markets that these sales may occur, could cause the market price for our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market could occur at any time, subject to the restrictions and limitations described below. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly.

We have reserved 6,300,000 shares of Common Stock for issuance under the Company’s 2025 Omnibus Incentive Plan (“Omnibus Plan”). We have not as of yet issued any stock or stock units under the Omnibus Plan, but we intend to do so. If we were to register the resale of shares issued under the Omnibus Plan, they could be freely sold in the public market without limitation. If these additional shares are sold in the market, we cannot predict the effect, if any, that such sales or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of shares of our common stock in the public market, or the perception that those sales will occur, could cause the market price of our common stock to decline.

Financings could adversely affect common stock ownership interest and rights in comparison with those of other security holders.

Our board of directors, in accordance with our certificate of incorporation and bylaws, has the power to issue additional shares of common stock or preferred stock without stockholder approval. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders will be reduced, and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders.

Our board of directors may establish the rights, privileges, preferences and restrictions, including voting rights, of future series of stock and to issue such stock without approval from our shareholders. The rights of holders of common stock may suffer as a result of the rights granted to holders of preferred stock that may be issued in the future. In addition, we could issue preferred stock to prevent a change in control of our Company, depriving common shareholders of an opportunity to sell their stock at a price in excess of the prevailing market price.

If we issue any additional common stock or securities convertible into common stock, such issuance will reduce the proportionate ownership and voting power of each other stockholder. In addition, such stock issuances might result in a reduction of the per share book value of our common stock and result in what is more commonly known as dilution. We may issue further shares as consideration for the cash or assets or services out of our authorized but unissued common stock that would, upon issuance, represent a majority of the voting power and equity of our Company. The result of such an issuance would be those new stockholders and management would control our Company, and persons unknown could replace our management at that time. Such an occurrence would result in a greatly reduced percentage of ownership of our Company by our current stockholders, which could present significant risks to stockholders. The Company may raise capital in the futures in “down rounds” at a lower per share price than it’s the price in this offering or the trading price for our stock, which would be dilutive to prior investors, and there can be no assurance that future rounds will not be necessary that would be dilutive to investors in the current round. Investors may experience dilution in any future financing conducted by the Company.

There can be no assurance that the Company will be able to comply with the continued listing standards of Nasdaq. The Company's failure to meet the continued listing requirements of Nasdaq could result in a delisting of the Company Common Stock and warrants.

As of the date of this filing, the Company Common Stock and warrants are listed on Nasdaq under the symbols “OSRH” and “OSRHW,” respectively. The Company’s eligibility for listing on Nasdaq depends on its ability to comply with Nasdaq’s continued listing standards, including requirements relating to the trading price and trading volume of its securities, and other corporate governance requirements. If the Company is not able to comply with the continued listing standards of Nasdaq, the Company and its stockholders could face significant material adverse consequences including, but not limited to:

●	a limited availability of market quotations for its securities;

●	reduced liquidity for the Company securities;

●	a determination that the Company Common Stock is a “penny stock,” which will require brokers trading in the Company Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Company Common Stock;

●	a limited amount of or no analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” As long as the Company’s Common Stock and warrants are listed on Nasdaq, they will be considered covered securities. If the Company’s securities were no longer listed on Nasdaq, the securities would not be covered securities and would therefore be subject to regulation in each state in which the Company offers its securities. If the Company fails to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist the Company’ securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, and no assurance can be provided that any action taken to restore compliance with listing requirements would allow the securities to become listed again, stabilize the market price or improve the liquidity of its securities, prevent its securities from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if the Company’ securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on any of the markets offered by OTC Markets Group Inc., the liquidity and price of these securities may be more limited than if they were quoted or listed on Nasdaq or another national securities exchange. the Company securityholders may be unable to sell their securities unless a market can be established or sustained.

On February 15, 2024, the Company received a written notice (the “Notice”) from the Nasdaq Listing Qualifications Department indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(3), which requires the Company to have at least 300 public holders for continued listing on the Nasdaq Capital Market (the “Minimum Public Holders Rule”). The Notice is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on the Nasdaq Capital Market. The Company submitted a plan to regain compliance with the Minimum Public Holders Rule to Nasdaq on April 1, 2024. On April 17, 2024, the Company received written notice from Nasdaq granting an extension to August 13, 2024 to regain compliance with the Minimum Public Holders Rule (the “Compliance Period”). On August 20, 2024, the Company received written notice (the “Second Notice”) from Nasdaq stating that the Company had not regained compliance with the Minimum Public Holders Rule within the Compliance Period. In accordance with the Second Notice, BLAC timely requested a hearing before the Hearings Panel (the “Panel”) which automatically stayed any suspension or delisting action of the Company’s securities and was held on October 1, 2024. On October 4, 2024, the Panel granted the Company’s request for continued listing on the Nasdaq, subject to the requirement that on or before February 17, 2025, the Company shall demonstrate compliance with Listing Rule 5505, and that during the exception period, the Company shall provide prompt notification of any significant events that occur during this time that may affect the Company’s compliance with Nasdaq requirements. On March 7, 2025, the Hearings Advisor from the Nasdaq Office of General Counsel sent a letter noting that on February 13, 2025, the Company had completed its Business Combination and finding that "[t]he post transaction entity demonstrated compliance with the requirements for initial listing under Listing Rule 5505 and the securities of OSRH began trading on the Nasdaq Capital Market February 18, 2025. ... [a]ccordingly, the Panel has determined to continue the listing of the Company's securities on The Nasdaq Stock Market LLC and is closing this matter." However, this is no guaranty that the Company will be able to maintain compliance with Nasdaq continued listing standards going forward.

The Company is a controlled company within the meaning of the Nasdaq Listing Rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. Stockholders of the Company may not have the same protection afforded to stockholders of companies that are subject to such governance requirements.

Kuk Hyoun Hwang, the Company’s Chief Executive Officer controls a majority of the voting power of the outstanding shares of the Company Common Stock. As a result, the Company is a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies:

●	are not required to have a board that is composed of a majority of “independent directors” as defined under the Nasdaq listing rules;

●	are not required to have a compensation committee that is composed entirely of independent directors or have a written charter addressing the committee’s purpose and responsibilities; and

●	are not required to have director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominating and corporate governance committee that is composed entirely of independent directors, and to adopt a written charter or a board resolution addressing the nominations process.

While the Company does not initially intend to rely on these exemptions, the Company may opt to utilize these exemptions in the future as long as it remains a controlled company. Accordingly, the Company stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

If the Company ceases to be a “controlled company” in the future, it will be required to fully comply with the Nasdaq Listing Rules, which may require replacing a number of its directors and may require development of certain other governance-related policies and practices. These and any other actions necessary to achieve compliance with such rules may increase the Company’ legal and administrative costs, will make some activities more difficult, time-consuming, and costly and may also place additional strain on the Company’ personnel, systems and resources.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and our bylaws may discourage, delay or prevent a merger, acquisition, or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

●	allow the authorized number of our directors to be changed only by resolution of our board of directors;

●	limit the manner in which stockholders can remove directors from the board of directors;

●	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

●	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

●	limit who may call stockholder meetings;

●	authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a stockholder rights plan, or so-called “poison pill,” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

●	require the approval of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or bylaws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired more than 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

Our certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, and except for actions brought under the Securities Act or the Exchange Act, the Court of Chancery of the State of Delaware will be the exclusive forums for substantially all disputes between us and our stockholders. In addition, our exclusive forum provision may result in increased costs for investors to bring a claim.

Our certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, and except for actions brought under the Securities Act or the Exchange Act, the Court of Chancery of the State of Delaware is the exclusive forum for:

●	any derivative action or proceeding brought on our behalf;

●	any action asserting a breach of fiduciary duty;

●	any action asserting a claim against us arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws;

●	any action or proceeding to interpret, apply, enforce, or determine the validity of our certificate of incorporation, or our bylaws; and

●	any action asserting a claim against us or any of our directors, officers, employees, or agents that is governed by the internal-affairs doctrine.

Any person purchasing or otherwise acquiring or holding any interest in shares of our capital stock is deemed to have received notice of and hed to the foregoing provisions. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds more favorable for disputes with us or with our directors, officers, other employees or agents, or our other stockholders, which may discourage such lawsuits against us and such other persons or may result in additional expense to a stockholder seeking to bring a claim against us. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, results of operations, financial condition, and prospects. In addition, our exclusive forum provision may result in increased costs for investors to bring a claim.

The choice of forum provision in our certificate of incorporation specifically excludes actions brought under the Securities Act or Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Consequently, this forum selection provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We will have broad discretion in the use of proceeds from the Issuance Agreements which form the basis of this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

Our management will have broad discretion in the application of our cash, including the net proceeds from the Issuance Agreements which are the basis of this offering, and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a negative impact on our business, cause the price of our common stock to decline, and delay the development of our current in-development products and planned pipeline and expansion programs as well as commercial preparedness. Pending their use, we may invest our cash, including the net proceeds from this offering, in a manner that does not produce value or that loses value. See the section titled “Use of Proceeds” for additional information.

We do not anticipate paying any cash dividends on our capital stock in the foreseeable future, and accordingly, stockholders must rely on capital appreciation, if any, for any return on their investment.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, any future credit facility or debt securities may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. If we do not pay cash dividends, you could receive a return on your investment in our common stock only if you are able to sell your shares in the future and the market price of our common stock has increased when you sell your shares. As a result, investors seeking cash dividends should not purchase our common stock.

We anticipate that the Company will qualify as an “emerging growth company” as well as a “smaller reporting company” within the meaning of the Securities Act, and if the Company takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make its securities less attractive to investors and may make it more difficult to compare its performance with other public companies.

We anticipate the Company will qualify as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the Company stockholders may not have access to certain information they may deem important. the Company would remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of the Company Common Stock that is held by non-affiliates exceeds $700,000,000 as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which the Company has total annual gross revenue of $1,235,000,000 or more during such fiscal year (as indexed for inflation), (iii) the date on which the Company has issued more than $1,000,000,000 in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the Company Common Stock, as defined by the JOBS Act. Investors may find the Company’ securities less attractive because it may rely on these exemptions. If some investors find the Company’ securities less attractive as a result of its reliance on these exemptions, the trading prices of its securities may be lower than they otherwise would be, there may be a less active trading market for its securities and the trading prices of its securities may be more volatile.

Additionally, we anticipate the Company will qualify as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K promulgated by the SEC. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. the Company will remain a smaller reporting company for so long as the market value of its common stock held by non-affiliates is less than $250,000,000 measured on the last business day of its second fiscal quarter, or its annual revenue is less than $100,000,000 during the most recently completed fiscal year and the market value of its common stock held by non-affiliates is less than $700,000,000 measured on the last business day of its second fiscal quarter. To the extent the Company takes advantage of such reduced disclosure obligations, it may also make comparison of its financial statements with other public companies difficult or impossible.

The Company may redeem unexpired public warrants after they become exercisable and prior to their exercise at a time that is disadvantageous to the holders, thereby making your public warrants worthless.

The Company has the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the Company Common Stock equals or exceeds $16.50 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company give notice of redemption. The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the shares of the common stock issuable upon exercise of such warrants is effective and a current prospectus relating to shares of the common stock is available throughout the 30-day redemption period. If and when the public warrants become redeemable by the Company, it may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding public warrants could force the holders (i) to exercise their public warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so, (ii) to sell their public warrants at then-current market price when you might otherwise wish to hold your public warrants or (iii) to accept the nominal redemption price which, at the time the outstanding public warrants are called for redemption, is likely to be substantially less than the market value of their public warrants. The value received upon exercise of the public warrants (1) may be less than the value the holders would have received if they had exercised their public warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the public warrants. The fair value of 6,900,000 public warrants as of April 11, 2025, is 243,922.

The closing price of the Company’s common stock has not exceeded $16.50 per share for any of the 30 trading days prior to the date of this proxy statement/prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference to this prospectus contain forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

●	our ability to fulfill and realize the benefits of the post-closure terms of our initial business combination for the Company and its shareholders;

●	our expectations around the performance of the Company, including without limitation, the Company’s strategy, future operations, financial performance and position, revenues, projected costs, needs for additional financing, prospects and plans;

●	the ability to obtain or maintain the listing of the Company’s securities on Nasdaq;

●	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

●	our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business;

●	our ability to successfully and efficiently integrate future expansion plans and opportunities and to grow our business in a cost-effective manner;

●	future potential change in control;

●	the implementation, market acceptance and success of the Company’s business model;

●	developments and projections relating to the Company’s competitors and industry;

●	our expectations regarding the Company’s ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	Our use of the net proceeds from this offering;

●	the impact of COVID-19 type pandemics on the Company’s business;

●	our public securities’ potential liquidity and trading;

●	changes in applicable laws or regulations;

●	expectations regarding the time during which we will be an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);

●	the outcome of any known and unknown litigation and regulatory proceedings.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. Future developments affecting us may not be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) and other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors listed under the heading “Risk Factors” elsewhere in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and developments in the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results or operations, financial condition and liquidity, and developments in the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods

ELOC FINANCING

As previously disclosed on the Company’s Current Report filed on Form 8-K on February 28, 2025, on February 25, 2025, the Company entered into a common stock purchase agreement (the “Common Stock Purchase Agreement”) and a related registration rights agreement (the “White Lion RRA”) with White Lion GBM Innovation Fund (“White Lion”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Common Stock Purchase Agreement and/or RRA, which are attached as Exhibits 10.1 and 10.2, respectively, to the Company’s February 25, 2025 Form 8-K and are incorporated herein by reference.

Pursuant to the Common Stock Purchase Agreement, following its closing and following the effective date of a resale registration statement registering the shares issuable to White Lion in accordance with the terms of the White Lion RRA, the Company has the right, but not the obligation, to require White Lion to purchase, from time to time, up to the lesser of (i) $78,900,000 in aggregate gross purchase price of newly issued shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), and (ii) the Exchange Cap, in each case, subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement.

The number of shares of Common Stock that the Company may require White Lion to purchase in any single sales notice will depend on a number of factors, including the type of purchase notice that the Company delivers to White Lion. For example: (1) if the Company were to deliver a Rapid Purchase Notice, the Company can require White Lion to purchase a number of shares equal to $2,000,000 divided by the average of the three (3) lowest traded prices of the Common Stock on the Rapid Purchase Notice Date; and (2) if the Company were to deliver a VWAP Purchase Notice, the Company can require White Lion to purchase a number of shares equal to $2,000,000 divided by the product of (i) the lowest daily VWAP of the Common Stock during the VWAP Purchase Valuation Period and (ii) ninety-seven percent (97%).

White Lion’s purchase obligations under a single Rapid Purchase Notice or a single VWAP Purchase Notice shall not exceed $2,000,000, and the maximum amount of shares of Common Stock the Company may require White Lion to purchase under a single VWAP Purchase Notice shall be the lesser of (A) 30% of the Average Daily Trading Volume or (B) $2,000,000 divided by the highest closing price of the Common Stock over the most recent five (5) Business Days immediately preceding White Lion’s receipt of the subject VWAP Purchase Notice.

The Common Stock Purchase Agreement will terminate automatically on the earlier of (i) December 31, 2026 and (ii) the date when the Company files for bankruptcy, has a bankruptcy case filed against it, has a custodian appointed for it or its property, or assigns its assets to its creditors.

In consideration for White Lion’s commitments under the Common Stock Purchase Agreement, the Company agreed to issue to White Lion the number of shares of Common Stock equal to $800,000 divided by the closing price of the Common Stock on the day that is the earlier of (i) the business day prior to effectiveness of the resale registration statement registering the shares issuable under the Common Stock Purchase Agreement and (ii) the business day prior to the date that White Lion requests the issuance of such shares (the “Commitment Shares”).

Concurrently with the Common Stock Purchase Agreement, the Company entered into the White Lion RRA with White Lion, pursuant to which the Company agreed to file, within 30 days following the closing of the Business Combination (as defined in the White Lion RRA), an initial resale registration statement with the SEC covering the resale by White Lion of the maximum number of shares of Common Stock permitted to be included thereon in accordance with applicable SEC rules, regulations and interpretations.

The Common Stock Purchase Agreement was amended effective May 6, 2025 to incorporate the Warrant Agreement (see below) and the foregoing filing deadline was extended by mutual agreement of White Lion and the Company.

As a portion of this offering and pursuant to this prospectus, the Company is registering the 3,853,467 shares of common stock issuable under the ELOC Agreement.

The ELOC Agreement contains these and other customary representations, warranties and agreements of the Company and White Lion, limitations and conditions regarding sales of common stock, indemnification rights and other obligations of the parties. The foregoing descriptions of the Common Stock Purchase Agreement, as amended, and the White Lion RRA are qualified in their entirety by reference to the full text of the Common Stock Purchase Agreement and the White Lion RRA, copies of which are filed as Exhibits 10.1 and 10.2, respectively, to the Company’s Current Report filed on Form 8-K on February 28, 2025 and incorporated herein by reference and further subject to the May 6, 2025 Amendment to the Common Stock Purchase Agreement, appended to this registration statement as Exhibit 10.18, filed on Form 8-K on May 12, 2025 and incorporated herein by reference.

WARRANT AGREEMENT

On May 6, 2025, in accordance with an amendment to the ELOC Agreement also executed on that date (see preceding section), the Company and the Selling Stockholder entered into a Common Stock Purchase Warrant (the “Warrant Agreement”).

Pursuant and subject to the terms of the Warrant Agreement, the Selling Stockholder has the right, but not the obligation, to at any time for a period of five years following its execution date, to subscribe for and purchase from the Company up to $4,000,000 worth, or the Available Share Amount (as defined in the Warrant Agreement and subject to adjustment thereunder), of Common Stock (the “Warrant Shares”). The purchase price of one share of Common Stock under the Warrant Agreement shall be initially equal to the Exercise Price, which shall be $1.584 or as otherwise defined therein subject to certain adjustment provisions. Accordingly, as a portion of this offering and pursuant to this prospectus, the Company is registering 6,877,238 shares of Common Stock potentially issuable under the Warrant Agreement.

The Warrant Agreement is appended to this registration statement as Exhibit 10.19 filed on Form 8-K on May 12, 2025 and incorporated herein by reference.

NOTE PURCHASE AGREEMENT

Pursuant and subject to the terms of the Note Purchase Agreement executed between the Company and the Selling Stockholder on May 6, 2025, the Selling Stockholder has agreed to loan the Company the principal amount of $1,110,000 at an interest rate of 5% per annum subject to two Senior Secured Convertible Promissory Notes (each a “Convertible Note”) maturing on the date occurring Nine (9) months after the closing date of each respective loan. The first Convertible Note in the principal amount of $445,000 was executed by and between the Company and the Selling Shareholder on May 6, 2025 and shall close on or before one day after the filing of this registration statement. The second Convertible Note, constituting the balance of the principal amount under the Note Purchase Agreement, shall close one day after this registration statement becomes effective.

The Company has agreed to allocate 10% of the proceeds from each purchase notice under the ELOC and/or Warrant exercise toward the repayment of the outstanding Convertible Note(s).  At any time, the Selling Stockholder may convert one or both Convertible Notes at 95% multiplied by the lowest Volume Weighted Average Price (“VWAP”) fifteen days prior to the conversion notice. The Company and the Selling Stockholder have agreed that no more than 4.99% of the shares outstanding will be issued to the Selling Stockholder, which amount may be adjusted to 9.99% upon 61 days’ prior written notice from the Selling Stockholder.

The Note Purchase Agreement and each Convertible Note contains these and other customary representations, warranties and agreements of the Company and White Lion, limitations and conditions regarding sales of common stock, indemnification rights and other obligations of the parties.

The Note Purchase Agreement and Convertible Note are appended to this registration statement as Exhibits 10.20 and 10.21, respectively, filed on Form 8-K on May 12, 2025 and incorporated herein by reference.

Effect of Sales of our Common Stock under the ELOC Agreement, Warrant Agreement and Note Purchase Agreement on our Stockholders

The common stock that is ultimately being registered for resale by the Selling Stockholder in this prospectus may be initially issued and sold by us to the Selling Stockholder from time to time, during the terms described above. The resale by the Selling Stockholder of a significant quantity of shares registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of our common stock to decline and to be highly volatile. Under the ELOC Agreement, sales of our common stock, if any, to White Lion will be determined by us in our sole discretion, subject to the satisfaction of certain conditions in the ELOC Agreement and will depend upon market conditions and other factors. We may ultimately decide to sell to White Lion all, some or none of the common stock that may be available for us to sell to White Lion pursuant to the ELOC Agreement. If we elect to sell common stock to White Lion pursuant to the ELOC Agreement, after White Lion has acquired such shares, White Lion may resell all, some or none of such common stock at any time or from time to time in its discretion and at different prices. As a result, investors who purchase common stock from White Lion in this offering at different times will likely pay different prices for those shares of common stock and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Sales of our common stock to White Lion under the Warrant Agreement and upon conversion of the Convertible Notes will be at White Lion’s option but also subject to market price and other factors and will have an identical potential effect upon our stock price and the market for common shares described above and elsewhere herein. See also “Risk Factors—Risks Related to this Offering—Investors who buy shares of Common Stock from White Lion at different times will likely pay different prices.”

Investors may experience a decline in the value of the common stock they purchase from White Lion in this offering as a result of future sales made by us to White Lion at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares of common stock to White Lion under the Issuance Agreements, or if investors expect that we will do so, the actual sales of common stock or the mere existence of our arrangement with White Lion may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

Because the purchase price per share to be paid by White Lion for the common stock that we may elect to sell to White Lion under the ELOC Agreement or which White Lion may elect to purchase under the Warrant Agreement and Convertible Note Agreement, if any, will fluctuate based on the market prices of our common stock at the time we make such election, as of the date of this prospectus, it is not possible for us to predict the number of shares of common stock that we will sell to White Lion under the Issuance Agreements, the actual purchase price per share to be paid by White Lion for those shares of common stock, or the actual gross proceeds to be raised by us from those sales, if any. We are registering 15,410,000 shares of our common stock under this prospectus. As of May 20, 2025, there were 19,276,978 shares of Common Stock, par value $0.0001 per share issued and outstanding. If all of the 15,410,000 shares of our common stock registered for resale by the Selling Stockholder under this prospectus were issued and outstanding as of May 20, 2025, notwithstanding the exchange cap and ownership limitations set forth in the Issuance Agreements, such shares would represent approximately 43% of total number of shares of our Common Stock outstanding. The actual number of shares of our common stock issuable will vary depending on numerous factors as elsewhere described herein.

The number of shares of common stock ultimately offered for sale by the Selling Stockholder for resale under this prospectus is dependent upon the number of shares of Common Stock, if any, we ultimately issue to White Lion under the Issuance Agreements. Further, if and when we elect to sell shares of common stock to White Lion pursuant to the Issuance Agreements, after White Lion has acquired such shares, White Lion may resell all, some or none of such shares of common stock at any time or from time to time in its discretion and at different prices.

The issuance of our shares of common stock to the Selling Stockholder pursuant to the Issuance Agreements will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares of common stock owned by our existing stockholders will represent a smaller percentage of our total outstanding shares of common stock after any such issuance.

USE OF PROCEEDS

We will not receive any proceeds from the resale of common stock by the Selling Stockholder registered pursuant to this prospectus. We may receive up to $83.9 million in aggregate gross proceeds from White Lion in connection with sales of the securities pursuant to the Issuance Agreements after the date of this prospectus. However, the actual proceeds from White Lion may be less than this amount depending on the number of shares of our common stock sold and the price at which the shares of our common stock are sold.

DETERMINATION OF OFFERING PRICE

The Selling Stockholder will offer the shares of common stock at the prevailing market prices or a privately negotiated price as it may determine from time to time.

The offering price of our common stock to be sold by the Selling Stockholder does not necessarily bear any relationship to our book value, assets, past operating results, financial condition, or any other established criteria of value. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market.

In addition, there is no assurance that our common stock will trade at market prices in excess of the offering price as prices for our common stock in any public market will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity.

DIVIDEND POLICY

We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws, and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. In addition, our ability to pay cash dividends on our capital stock in the future may be limited by the terms of any future debt or preferred securities we issue or any credit facilities we enter into.

UNAUDITED INTERIM FINANCIAL STATEMENTS

OSR HOLDINGS, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In the United States Dollar, except share data)

	(Unaudited)	(Unaudited)
	March 31, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$1,595,697	$341,543
Trade and other receivables, less allowance for credit losses of $66,006.82 and $67,579.81 as of March 31, 2025 and December 31, 2024, respectively	799,537	933,824
Inventories, net	736,630	922,107
Prepaid income taxes	4	39
Other current financial assets	54,552	54,422
Other current assets	280,419	74,555
Total current assets	3,466,839	2,326,489
Equipment and vehicles, net	999	2,334
Operating lease right-of-use assets, net	68,595	78,484
Intangible assets, net	146,159,289	148,056,852
Goodwill	24,412,190	24,354,066
Other non-current financial assets	349,964	329,252
Deferred tax assets	92,320	92,101
Total assets	$174,550,197	$175,239,579
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowing	$1,649,175	$1,799,796
Short-term corporate bond	2,563,000	-
Trade and other payables	7,296,793	1,078,760
Accrued expenses	726,325	459,883
Operating lease liabilities-current	42,028	44,741
Other current liabilities	1,002,877	79,777
Income taxes payable	358,588	255
Current portion - LT debt	245,482	-
Total current liabilities	13,884,268	3,463,212

Long-term debt	253,042	497,615
Operating lease liabilities- non-current	26,331	33,372
Other non-current liabilities	1,661	1,657
Deferred tax liabilities	28,102,418	28,035,508
Total liabilities	42,267,720	32,031,364

Stockholders’ equity:
Common stock, ₩5,000 par value, Authorized 100,000,000 shares; 19,276,978 shares and 2,155,000 shares issued and outstanding as of March 31, 2025 and December 31, 2024, respectively	1,928	216
Additional paid-in capital	106,082,223	162,606,449
Accumulated deficit	(30,565,877)	(19,173,063)
Accumulated other comprehensive income	241,690	(225,386)
Non-controlling interests	56,522,514	-
Total stockholders’ equity	132,282,477	143,208,215
Total liabilities and stockholders’ equity	$174,550,197	$175,239,579

The accompanying notes are an integral part of the condensed consolidated financial statements.

OSR HOLDINGS, INC. AND SUBSIDIAIRIES

Condensed Consolidated Statements of Operations and Comprehensive Income (Unaudited)

(In the United States Dollar)

	Three months ended March 31,
	2025	2024

Net sales	$761,272	$910,225
Cost of sales	592,586	670,424
Gross profit	168,686	239,802
Selling, general, and administrative expenses	3,086,512	3,542,330
Operating loss	(2,917,826)	(3,302,528)
Other income (expense):
Interest income	4,318	5,526
Interest expense	(16,399)	(13,545)
Other income	26,494	26,776
Other expenses	(8,489,401)	(71,591)
Loss before income taxes	(11,392,814)	(3,355,362)
Income tax benefit	—	(4)
Net loss	(11,392,814)	(3,355,366)
Attributable to:
OSR Holdings Co., Ltd. and subsidiaries	(11,392,814)	(3,355,366)
Non-controlling interests	—	—
Other comprehensive income for the year, net of tax

Gain on foreign currency translation	467,076	11,974
Total comprehensive loss for the year	$(10,925,738)	$(3,343,391)
Attributable to:
OSR Holdings Co., Ltd. and subsidiaries	(10,925,738)	(3,343,391)
Non-controlling interests	—	—
Loss per share attributable to OSR Holdings Co., Ltd. and subsidiaries
Basic loss per ordinary share	$(1.04)	$(0.60)

The accompanying notes are an integral part of the condensed consolidated financial statements.

OSR HOLDINGS, INC. AND SUBSIDIAIRIES

Condensed Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

(In the United States Dollar, except share data)

	Common stock		Additional paid-in	Retained Earnings (accumulated	Accumulated other comprehensive	Non-controlling	Total stockholder’
	Shares	Amounts	capital	deficit)	Income (loss)	interests	equity
Balance at January 1, 2024	5,622,954	$640	$162,606,449	$(10,496,810)	$131,022	$—	$152,241,301
Net loss	—	—	—	(3,355,366)	—	—	(3,355,366)
Foreign currency translation adjustment	—	—	—	—	11,974	—	11,974
Balance at March 31, 2024	5,622,954	$640	$162,606,449	$(13,852,175)	$142,997	$—	$148,897,910
Balance at January 1, 2025	2,155,000	$216	$162,606,449	$(19,173,063)	$(225,386)	$—	$143,208,215
Net loss	—	—	—	(11,392,814)	—	—	(11,392,814)
Foreign currency translation adjustment	—	—	—	—	467,076	—	467,076
Business Combination	17,121,978	1,712	(56,524,226)	—	—	56,522,514	—
Balance at March 31, 2025	19,276,978	$1,928	$106,082,223	$(30,565,877)	$241,690	$56,522,514	$132,282,477

The accompanying notes are an integral part of the condensed consolidated financial statements.

OSR HOLDINGS, INC. AND SUBSIDIAIRIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In the United States Dollar)

	Three months ended March 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(11,392,814)	$(3,355,366)
Adjustments to reconcile net (loss) income to cash used in operating activities:
Depreciation	378	16,936
Amortization	2,272,817	2,896,174
Loss on inventory valuation	-	2,240
Loss on disposal of tangible assets	-	626
Lease expense	13,424	-
Gain on disposal of ROU assets	-	(444)
Bad debts	(1,751)	4,216
Severance pay	152,087	24,477
Interest expense	-	64
Merger and acquisiton costs	8,464,579	-
Loss on foreign currency translation	(3,075)	34,772
Changes in operating assets and liabilities:
(Increase) decrease in trade and other receivables	139,567	15,089
Increase in inventories, net	189,466	210,419
Increase in other current assets	(11,599)	(37,739)
(Decrease) increase in trade and other payables	22,356	(290,858)
Increase in accrued expenses	94,922	4,805
Increase (decrease) in lease liabilities	(13,424)	(16,447)
Increase in tax payables	35	(4,208)
(Decrease) Increase in other liabilities	8,962	(3,532)
Net cash used in operating activities	(64,069)	(498,776)
Cash flows from investing activities:
Decrease in deposits	-	4,271
Decrease in short-term loan	-	225,440
Disposal of equipment and vehicles	1,000	684
Increase in deposits	-	(3,764)
Increase in long-term loan	(14,539)	-
Increase in cash and cash equivalents from business combination	1,199,129	-
Net cash provided by (used in) investing activities	1,185,591	226,631
Cash flows from financing activities:
Proceeds from long-term debt	-	121,501
Proceeds from short-term borrowing	149,381	481,460
Repayment of short-term borrowing	-	(336,378)
Net cash provided by financing activities	149,381	266,582
Net change in cash and cash equivalents	1,270,902	(5,562)
Effects of changes in exchange rate on cash and cash equivalents	(16,749)	(22,210)
Cash and cash equivalents at beginning of year	341,543	540,207
Cash and cash equivalents at end of year	$1,595,697	$512,435
Supplemental disclosures of cash flow information:
Cash paid for interest	$16,991	$13,481
Cash paid for income taxes (net of refunds received)	(35)	4,212

The accompanying notes are an integral part of the condensed consolidated financial statements.

OSR HOLDINGS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

March 31, 2025 and 2024

(UNAUDITED)

(1)	Organization and nature of business

The condensed consolidated financial statements of the Company and its subsidiaries (collectively, the “Group”) for the period ended March 31, 2025 were authorized for issuance in accordance with a resolution of the directors meeting on May 7, 2025. The registered office is located at 37-36 Hoedong-gil, Paju-si, Gyeongi-do, Republic of Korea.

The Company is a global life sciences holding company based in South Korea and is actively engaging in drug development, dedicating to advance healthcare outcome and driving social progress. Through open innovation and responsible investment, the Company aims to make a lasting impact across the industry as well as our society. With a strong focus on oncology and immunology, the Company’s mission is to build a robust portfolio of ventures, bringing innovative and transformative therapies to market.

Details of shareholders as of March 31, 2025 are as follows:

Name of Shareholder	Number of ordinary share	Percentage of ownership
Bellevue Global Life Sciences Investors LLC	1,332,500	6.91%
Bellevue Capital Management Europe AG	8,612,634	44.68%
Bellevue Capital Management LLC	3,123,970	16.21%
Duksung Co.,Ltd.	1,420,215	7.37%
Others	4,787,659	25.68%
Total	19,276,978	100.00%

Details of investments in subsidiaries as of March 31, 2025 are as follows:

Name of subsidiary	Share capital	Percentage of ownership	Principal activities	Country of incorporation
VAXIMM AG (“VAXIMM”)	1,091,203,754	100.00%	Biotech (drug development)	Switzerland
RMC Co., Ltd. (“RMC”)	35,000,000	100.00%	Medical device distribution	Republic of Korea
Darnatein Co., Ltd. (“Darnatein”)	6,466,667,000	100.00%	Biotech (drug development)	Republic of Korea
OSR Holdings, Inc.	2,826,969	100.00%	SPAC	The United States

Key financial information of the subsidiaries at March 31, 2025 are as follows:

Name of subsidiary	Asset	Liability	Equity	Sales	Net Income (loss)
VAXIMM AG	$910,415	$386,254	$524,161	$-	$(78,609)
RMC Co.,Ltd	2,040,181	1,568,695	471,486	761,272	(211,541)
Darnatein Co.,Ltd	110,171	678,651	(568,481)	-	(141,742)
OSR Holdings, Inc.	1,687,119	10,071,814	(8,384,695)	-	-

Summaries of entities, which are newly included in consolidation scope for the periods ended March 31, 2025 and 2024 are as follows:

For the year ended March 31, 2025
Name of subsidiary	Reason	Type of purchase consideration
OSR Holdings, Inc.	Acquisition (*1)	Equity swap with shares of the Parent and OSR inc.’s share

(*1)	The Parent acquired subsidiary in February 2025 and accounted for the acquisitions at March 31, 2025, which is deemed the acquisition date.

(2)	Summary of significant accounting policies

a.	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to U.S. generally accepted accounting principles (US-GAAP) and reflect all adjustments which are, in the opinion of management, necessary to a fair presentation of the results of the interim periods presented, under the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). These condensed consolidated financial statements include all adjustments consisting of only normal recurring adjustments, necessary for a fair statement of the results of the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for any subsequent quarter or for the entire year ending December 31, 2024. Certain information and note disclosures normally included in the Company’s annual audited consolidated financial statements and accompanying notes prepared in accordance with US-GAAP have been condensed in, or omitted from, these interim financial statements. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the condensed consolidated financial statements and related notes to the condensed consolidated financial statements for the fiscal year ended December 31, 2023 included in the Company’s Annual Report on Form S-4 filed with the SEC on December 27, 2024.

b.	Principle of consolidation

The condensed consolidated financial statements include the accounts of OSR Holdings, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

The Company consolidates entities in which it has a controlling financial interest based on either the variable interest entity (VIE) or voting interest model. The Company is required to first apply the VIE model to determine whether it holds a variable interest in an entity, and if so, whether the entity is a VIE. If the Company determines it does not hold a variable interest in a VIE, it then applies the voting interest model. Under the voting interest model, the Company consolidates an entity when it holds a majority voting interest in an entity.

The Company accounts for investments in which it has significant influence but not a controlling financial interest using the equity method of accounting.

c.	Use of estimates

The preparation of the condensed consolidated financial statements in conformity with US-GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include allowance for credit losses, valuation of inventories, valuation of deferred tax assets, the useful lives of equipment and vehicles, lease liabilities and right-of-use assets, and other contingencies.

d.	Cash and cash equivalents

The Group considers all highly liquid financial instruments with original maturities of three months or less when purchased to be cash equivalents.

e.	Allowance for credit losses

The Group records an allowance for credit losses (ACL) under Subtopic 326-20 Financial Instruments - Credit Losses – Measured at Amortized Cost for the current expected credit losses inherent in its financial assets measured at amortized cost and contract assets. The ACL is a valuation account deducted from the amortized cost basis to present the net amount expected to be collected. The estimate of expected credit losses includes expected recoveries of amounts previously written off as well as amounts expected to be written off.

Accounts receivable

The Group uses an aging schedule to estimate the ACL for trade accounts receivable. This method categorizes trade receivables into different groups based on industry and the number of days past due. Past due status is measured based on the number of days since the payment due date. The trade receivables are evaluated individually for expected credit losses if they no longer share similar risk characteristics. The Group determines that the receivables no longer share similar risk characteristic if they are past due balances over 90 days and over a specified amount. The Group evaluates the collectability of trade accounts receivables with payments that are more than 90 days past due on an individual basis to determine if any are deemed uncollectible. Trade accounts receivable balances are deemed uncollectible and written off as a deduction from the allowance after all means of collection have been exhausted.

f.	Accounts receivable

Accounts receivables are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in cash flows from operating activities in the condensed consolidated statements of cash flows.

g.	Inventories

Inventories are stated at the lower of cost or net realizable value and cost is determined by the first-in, first-out method. Cost comprises of direct materials and delivery costs, direct labor, import duties and other taxes, an appropriate proportion of variable and fixed overhead expenditure based on normal operating capacity, and, where applicable, transfers from cash flow hedging reserves in equity. Costs of purchased inventory are determined after deducting rebates and discounts received or receivable.

Stock in transit is stated at the lower of cost and net realizable value. Cost comprises of purchase and delivery costs, net of rebates and discounts received or receivable.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

h.	Equipment and vehicles

Equipment and vehicles are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation of all equipment and vehicles is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Estimated useful lives
Vehicle	5 years
Office equipment	5 years
Facility equipment	3 to 13 years

The assets’ depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

i.	Goodwill and intangible assets

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination.

The Group accounts for intangible assets in accordance with Accounting Standards Codification (ASC) Topic 350, Intangibles – Goodwill and Other (ASC 350). ASC 350 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with accounting standards.

When impairment indicators are identified, the Group compares the reporting unit’s fair value to its carrying amount, including goodwill. An impairment loss is recognized as the difference, if any, between the reporting unit’s carrying amount and its fair value, to the extent the difference does not exceed the total amount of goodwill allocated to the reporting unit.

Indefinite-lived intangible assets are tested for impairment annually, and more frequently when there is a triggering event. Annually, or when there is a triggering event, the Group first performs a qualitative assessment by evaluating all relevant events and circumstances to determine if it is more likely than not that the indefinite-lived intangible assets are impaired; this includes considering any potential effect on significant inputs to determining the fair value of the indefinite-lived intangible assets. When it is more likely than not that an indefinite-lived intangible asset is impaired, then the Group calculates the fair value of the intangible asset and performs a quantitative impairment test.

j.	Impairment of long-lived assets

Long-lived assets, such as equipment, vehicles and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment loss is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

k.	Leases

The Group is a lessee in several noncancellable operating leases, primarily for plants and main offices. The Group does not have a finance lease.

The Group accounts for leases in accordance with ASC Topic 842, Leases. The Group determines if an arrangement is or contains a lease at contract inception. The Group recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date.

For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date. For finance leases, the lease liability is initially measured in the same manner and date as for operating leases and is subsequently measured at amortized cost using the effective-interest method.

Key estimates and judgments include how the Group determines (1) the discount rate it uses to discount the unpaid lease payments to present value, (2) lease term, and (3) lease payments.

●	Topic 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. Generally, the Group cannot determine the interest rate implicit in the lease because it does not have access to the lessor’s estimated residual value or the amount of the lessor’s deferred initial direct costs. Therefore, the Group generally uses its incremental borrowing rate as the discount rate for the lease. The Group’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. Because the Group does not generally borrow on a collateralized basis, it uses the interest rate it pays on its noncollateralized borrowings as an input to deriving an appropriate incremental borrowing rate, adjusted for the amount of the lease payments, the lease term, and the effect on that rate of designating specific collateral with a value equal to the unpaid lease payments for that lease.

●	The lease term for all of the Group’s leases includes the noncancellable period of the lease plus any additional periods covered by either a Group option to extend (or not to terminate) the lease that the Group is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

●	Lease payments included in the measurement of the lease liability comprise the following:

-	Fixed payments, including in-substance fixed payments, owed over the lease term (includes termination penalties the Group would owe if the lease term reflects the Group’s exercise of a termination option);

-	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the lease commencement date;

-	Amounts expected to be payable under a Group-provided residual value guarantee; and

-	The exercise price of a Group option to purchase the underlying asset if the Group is reasonably certain to exercise the option.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received.

For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

ROU assets are periodically reduced by impairment losses. The Group uses the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment – Overall, to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

The Group monitors for events or changes in circumstances that require a reassessment of one of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative ROU asset balance is recorded in profit or loss.

Operating lease ROU assets are presented as operating lease right of use assets on the condensed consolidated balance sheets. The current portion of operating lease liabilities are presented separately on the condensed consolidated balance sheets.

The Group has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The Group recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term.

l.	Foreign currency translation

The Group has operations in South Korea, Switzerland, and Germany. Accounting records in foreign operations are maintained in local currencies and remeasured to the Korean won during the consolidation. Nonmonetary assets and liabilities are translated at historical rates, and monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Income statement accounts are translated at average rates for the year. Gains or losses from remeasurement of foreign currency financial statements into the Korean won are included in current results of comprehensive income.

m.	Revenue recognition

The Group only has revenue from customers. The Group recognizes revenue when it satisfies performance obligations under the terms of its contracts, and control of its products is transferred to its customers in an amount that reflects the consideration the Group expects to receive from its customers in exchange for those products. This process involves identifying the customer contract, determining the performance obligations in the contract, determining the transaction price, allocating the transaction price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it (a) provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and (b) is separately identified in the contract. The Group considers a performance obligation satisfied once it has transferred control of a good or product to a customer, meaning the customer has the ability to direct the use and obtain the benefit of the good or product.

n.	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Valuation allowances are established when management determines it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group reports income tax-related interest and penalties relating to uncertain tax positions, if applicable, as a component of income tax expense.

o.	Fair value measurements

The Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

-	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

-	Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

-	Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The carrying value of cash and cash equivalents, trade and other receivables, inventories, prepaid expenses and other current and financial assets, trade and other payable, short-term borrowing, current operating lease liabilities, and accrued expenses and other current liabilities approximates their fair value due to the short-term nature of these instruments. The carrying amount reported in the condensed consolidated balance sheets for notes payable to related party may differ from fair value since the interest rate is fixed.

p.	Accounting pronouncements adopted during 2024

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which provides an exception to fair value measurement for contract assets and contract liabilities related to revenue contracts acquired in a business combination. The ASU requires an entity (acquirer) to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The ASU is effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2023. The ASU is applied to business combinations occurring on or after the effective date. The Group adopted this ASU as of January 1, 2024 and there is no impact on the Group’s condensed consolidated financial statements.

q.	Accounting pronouncements issued, but not adopted as of March 31, 2025

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements – Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The ASU modifies the disclosure or presentation requirements of a variety of Topics in the Codification to align with the SEC’s regulations. The ASU also makes those requirements applicable to entities that were not previously subject to the SEC’s requirements. The ASU is effective for the Company two years after the effective date to remove the related disclosure from Regulation S-X or S-K. As of the date these financial statements have been made available for issuance, the SEC has not yet removed any related disclosure. The Group does not expect the adoption of ASU 2023-06 to have a material effect on its condensed consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires enhanced disclosure of significant segment expenses on an annual and interim basis. This ASU will be effective for the annual periods beginning the year ended December 31, 2024, and for interim periods beginning January 1, 2025. Early adoption is permitted. Upon adoption, this ASU should be applied retrospectively to all prior periods presented in the financial statements. The Group does not expect the adoption of ASU 2023-07 to have a material effect on its condensed consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This ASU will be effective for the annual periods beginning the year ended December 31, 2026. Early adoption is permitted. Upon adoption, this ASU can be applied prospectively or retrospectively. The Group is currently evaluating the impact this ASU will have on the Group’s consolidated financial statements.

(3)	Critical accounting estimates and assumptions

The preparation of condensed consolidated financial statements requires the Group to make estimates and assumptions concerning the future. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Income taxes

The Group’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations during the ordinary course of business for which the ultimate tax determination is uncertain.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses to the extent that it is probable that taxable profit will be available against which the temporary differences and the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies

Business combinations

Business combinations are initially accounted for on a provisional basis. The fair value of assets acquired, liabilities and contingent liabilities assumed are initially estimated by the Parent taking into consideration all available information at the reporting date. Fair value adjustments on the finalization of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabilities, depreciation and amortization reported.

Patent technology

Patent technology is recognized in Intangible assets on the condensed consolidated balance sheets. The Group considers both qualitative and quantitative factors when determining whether the patent technology may be impaired. For the purposes of assessing impairment, the Group follows its accounting policy disclosed in Note 2. In assessing whether there is any indication that the patent technology may be impaired, the Group considers, at minimum, the following indications:

External sources of information

●	there are observable indications that the patent technology’s value has declined during the period significantly more than would be expected as a result of the passage of time or normal use.

●	significant changes with an adverse effect on the Group have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated.

●	market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially.

●	the carrying amount of the net assets of the entity is more than its market capitalization.

Internal sources of information

●	evidence is available of obsolescence or physical damage of the patent technology.

●	significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, the patent technology is used or is expected to be used. These changes include the patent technology becoming idle, plans to discontinue or restructure the operation to which the patent technology belongs, and plans to dispose of the patent technology before the previously expected date.

●	evidence is available from internal reporting that indicates that the economic performance of the patent technology is, or will be, worse than expected.

(4)	Financial risk management

The Group is exposed to various financial risks such as market risk (exchange risk, interest rate risk), credit risk and liquidity risk due to various activities. The Group’s overall risk management policy focuses on volatility in the financial markets and focuses on minimizing any negative impact on financial performance. Risk management is conducted under the supervision of the finance department according to the policy approved by the Board of Directors. The finance department identifies, evaluates and manages financial risks in close cooperation with the sales departments. The Board of Directors provides written policies on overall risk management principles and specific areas such as foreign exchange risk, interest rate risk, credit risk, use of derivative and non-derivative financial instruments, and investments in excess of liquidity.

Market risk management

Market risk is the risk of possible losses which arise from the changes of market factors, such as interest rate, stock price, foreign exchange rate, commodity value and other market factors related to the fair value or future cash flows of the financial instruments, such as securities, derivatives and others.

a	Currency risk

The following table sets forth the result of foreign currency translation into Korean won for financial assets and liabilities denominated in foreign currency of the Group as of March 31, 2025 and December 31, 2024:

	March 31, 2025
	USD	EUR	CHF
Assets in foreign currency	$1,272,464	$305,601	$591,247
Liabilities in foreign currency	11,334,006	(172,887)	(208,705)

	December 31, 2024
	USD	EUR	CHF
Assets in foreign currency	$37,902	$278,766	$582,222
Liabilities in foreign currency	1,929,368	139,672	160,875

The following table sets forth the impact of strengthening (or weakening) of the Korean won by a hypothetical 10% against each foreign currency on the Group’s after-tax profit (or loss), assuming all other variables remain constant.

	March 31, 2025		December 31, 2024
	Rise	Fall	Rise	Fall
USD	$(1,006,154)	$1,006,154	$(189,147)	$189,147
EUR	47,849	(47,849)	13,909	(13,909)
CHF	79,995	(79,995)	42,135	(42,135)

b	Interest rate risk

Interest rate risk refers to the risk that interest income and interest expenses arising from deposits or borrowings will fluctuate due to changes in market interest rates in the future, which mainly arises from deposits and borrowings with floating interest rates. The goal of interest rate risk management is to maximize corporate value by minimizing uncertainty caused by interest rate fluctuations.

As of the end of the reporting period, there are no financial instruments subject to a variable interest rate.

c	Price risk

Price risk is the risk that the fair value of a financial instrument or future cash flows will change due to changes in market prices other than interest rate or foreign exchange rate. As of the end of the reporting period, the Group is not exposed to commodity price risk. Investments in financial instruments are made on a non-recurring basis according to management’s judgment.

Credit risk management

Credit risk is the risk of possible losses in an asset portfolio in the events of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For the risk management reporting purposes, the Group manages the credit risk systematically and pursues value maximization and continuous growth of the Group by efficient resource allocation and monitoring non-performing loans. In order to reduce the risks that may occur in transactions with financial institutions, such as cash and cash equivalents and various deposits, the Group conducts transactions only with financial institutions with high creditworthiness. As of March 31, 2025, the Group believes that there are low signs of material default, and the maximum exposure to credit risk as of March 31, 2025 is equal to the book value of financial instruments (excluding cash).

Liquidity risk management

The Group constantly monitors its liquidity positions to ensure that no borrowing limits or commitments are breached to meet operating capital needs. In estimating liquidity, we also take into account external laws or legal requirements, such as the group’s financing plan, compliance with agreements, internal target financial ratios and currency restrictions.

The Group’s liquidity risk analysis details as of March 31, 2025 and December 31, 2024 are as follows:

	March 31, 2025
			Remaining maturity
	Book Value	Cashflow by contract	Within a year	1 year to 3 years	More than 3 years
Financial liabilities	$4,710,699	$4,846,694	$4,558,520	$288,173	$
Other Payables	8,023,117	8,023,117	8,023,117	-		-
Lease liabilities	68,359	81,827	46,028	35,800		-
Total	$12,802,176	$12,951,639	$12,627,666	$323,973		$-

	December 31, 2024
			Remaining maturity
	Book Value	Cashflow by contract	Within a year	1 year to 3 years	More than 3 years
Borrowings	$2,297,411	$2,423,008	$1,840,406	$35,048	$547,555
Other Payables	1,538,643	1,538,643	1,538,643	-	-
Lease liabilities	80,848	93,537	48,980	44,558	-
Total	$3,916,903	$4,055,188	$3,428,028	$79,605	$547,555

Capital risk management

Capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Group. The primary objective of the Group’s capital management is to maximize the shareholder value.

The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group uses the debt ratio as a capital management indicator. This ratio is calculated by dividing total liabilities by total equity, and total liabilities and total equity are calculated based on the amounts in the Group’s consolidated financial statements.

The group’s debt ratio as of March 31, 2025 and December 31, 2024 are as follows:

	March 31, 2025	December 31, 2024
Net borrowings (A)
Borrowings	$4,710,699	$2,297,411
Lease liabilities	68,359	78,113
Less: cash and cash equivalents	(1,595,697)	(341,543)
	3,183,361	2,033,981
Total equity (B)	132,282,477	143,208,215
Debt ratio (A / B)	2.4%	1.4%

(5)	Fair value measurements

Book value and fair value of financial instruments

The difference between the carrying amount and fair value of the Group’s financial assets and liabilities as of March 31, 2025 and December 31, 2024 are insignificant.

Fair value hierarchy

All financial assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities

●	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

●	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

Fair values of the Group’s financial assets and liabilities as of March 31, 2025 and December 31, 2024, which are accounted as amortized cost, are categorized as Level 3.

Fair values of the Group’s financial assets and liabilities as of March 31, 2025 and December 31, 2024, which are accounted as amortized cost, are categorized as Level 3.

Recurring transfer between levels of the fair value hierarchy

There is no transfer of fair value hierarchy among Level 1, Level 2 and Level 3 for the nine months ended March 31, 2025 and 2024, respectively.

(6)	Financial instruments by category

The carrying value of financial instruments category as of March 31, 2025 and December 31, 2024 are as follows:

	March 31, 2025
	Financial assets at amortized cost	Financial assets at fair value	Financial liabilities at amortized cost	Total
Fianancial assets:
Cash and cash equivalents	$1,595,697	$-	$-	$1,595,697
Trade and other receivables	799,537	-	-	799,537
Other current financial assets	54,552	-	-	54,552
Other non-current financial assets	349,964	-	-	349,964

Fianancial liabilities:
Trade and other payables	-	-	7,296,793	7,296,793
Accrued expenses	-	-	726,325	726,325
Current financial liabilities	-	-	4,457,657	4,457,657
Non-current financial liabilities	-	-	253,042	253,042

	December 31, 2024
	Financial assets at amortized cost	Financial assets at fair value	Financial liabilities at amortized cost	Total
Fianancial assets:
Cash and cash equivalents	$341,543	$-	$-	$341,543
Trade and other receivables	933,824	-	-	933,824
Other current financial assets	54,422	-	-	54,422
Other non-current financial assets	329,252	-	-	329,252
Fianancial liabilities:
Trade and other payables	-	-	1,078,760	1,078,760
Accrued expenses	-	-	459,883	459,883
Borrowings	-	-	2,297,411	2,297,411

Net gains or losses by financial instrument category for the three-months ended March 31, 2025 and 2024 are as follows:

	For the three-month ended March 31, 2025	For the three-month ended March 31, 2024
Amortized cost:
Interest income	$4,318	$5,526
Foreign exchange gains	491	11,726
Gains on foreign currency translation	18,582	12,619
Interest expense	(16,399)	(13,545)
Losses on foreign currency transaction	(9,274)	(20,695)
Losses on foreign currency translation	(15,507)	(47,391)

(7)	Cash and cash equivalents

The Group considers all money market funds and highly liquid financial instruments with original maturities of three months or less to be cash equivalents.

	March 31, 2025	December 31, 2024
Cash and cash equivalents	$1,595,697	$341,543

(8)	Trade and other receivables, net

All trade receivables are recorded at the invoiced amount and do not bear interest. Amounts collected on trade receivables are included in net cash provided by operating activities in the statements of cash flows. The Group does not have any off-balance sheet credit exposure related to its customers.

	March 31, 2025	December 31, 2024
Trade receivables	$860,514	$972,036
Less: Allowance for credit losses	(66,007)	(67,580)
Net trade receivables	794,507	904,456
Other receivables	5,029	29,368
Total	$799,537	$933,824

(9)	Inventories, net

Inventories consisted of the following as of March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
Merchandised goods	$764,313	$949,724
Less inventory reserves	(27,683)	(27,617)
	$736,630	$922,107

(10)	Other financial assets

Details of other financial assets as of March 31, 2025 and December 31, 2024 are as follows:

	March 31, 2025		December 31, 2024
	Current	Non-current	Current	Non-current
Leasehold guarantee deposits	$54,552	$22,053	$54,422	$21,669
Other deposits	-	1,091	-	1,088
Loan	-	326,820	-	306,494
Total	$54,552	$349,964	$54,422	$329,252

(11)	Other assets

Details of other assets as of March 31, 2025 and December 31, 2024 are as follows:

	March 31, 2025		December 31, 2024
	Current	Non-current	Current	Non-current
Prepayments	$71,800	$-	$53,908	$-
Prepaid expenses	208,619	-	20,646	-
Total	$280,419	$-	$74,555	$-

(12)	Equity method investment

Details of investment under the equity method are as follows:

			March 31, 2025		December 31, 2024
	Location	Main business	Ownership	Book value	Ownership	Book value
Taction Co., LTD	Korea	Software development	33.3%	$-	33.3%	$-

The summarized financial information of investment under the equity method as of the closing date and for the current period is as follows:

	As of and for the year ended December 31, 2024
						Comprehensive
	Assets	Liabilities	Revenue	Net loss		loss
Taction Co., LTD	$97,936	$32,785	$-	₩	-74,740	$-74,740

There is no equity method valuation applied on investments in associate for the three-months ended March 31, 2025 or 2024.

Taction Co., Ltd. was incorporated to engage in software development and IT consulting. As no practical plan to generate revenue and maintain going-concern basis in the foreseeable future was provided, the Parent recognized impairment loss amounting to acquisition cost.

(13)	Equipment and vehicles, net

Equipment and vehicles consist as of March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
Office equipment	$26,976	$26,912
Tools and instruments	22,741	22,687
Machinery and equipment	22,304	22,251
Facilities	197,787	210,613
Vehicles	9,397	9,375
	279,206	291,838
Less accumulated depreciation	(278,207)	(289,504)
Equipment and vehicles, net	$999	$2,334

(14)	Goodwill

Changes of goodwill for the for the three-months ended March 31, 2025 and 2024 are as follows:

	For the three-months ended March 31, 2025
	Beginning	Business combination	Impairment loss	Effects of changes in exchange rate	Ending
Goodwill	$24,354,066	$-	$-	$58,124	$24,412,190

	For the three-months ended March 31, 2024
	Beginning	Business combination	Impairment loss	Effects of changes in exchange rate	Ending
Goodwill	$27,765,222	$-	$-	$(1,183,341)	$26,581,881

(15)	Intangible assets, net

The acquired intangible assets, all of which are being amortized, have an average useful life of approximately 20 years. Intangible assets consist of the following as of March 31, 2025 and December 31, 2024.

	For the year ended March 31, 2025
	Average useful life	Gross carrying amount	Accumulated amortization	Net carrying amount
Technology license	20 years	$98,061	$78,691	$19,371
Customer relationship	20 years	580,489	261,220	319,269
Patent technology	20 years	165,207,671	19,387,021	145,820,650
		$165,886,221	$19,726,932	$146,159,289

	For the year ended December 31, 2024
	Average useful life	Gross carrying amount	Accumulated amortization	Net carrying amount
Technology license	20 years	$97,828	$78,439	$19,389
Customer relationship	20 years	579,107	231,643	347,464
Patent technology	20 years	164,814,319	17,124,320	147,690,000
		$165,491,254	$17,434,402	$148,056,852

Accumulated amortization expense for intangible assets is $2,272,817 and $2,896,174 for the three-months ended March 31, 2025 and 2024, respectively.

(16)	Short-term borrowings

The Group has a loan agreement with Bellevue Capital Management Europe AG and as of March 31, 2025, the outstanding balance was $860,000 (3.00% interest rate at March 31, 2025), which matures in March 2025.

The Group has multiple loan agreements with an individual and as of March 31, 2025, the outstanding balance was $1,034,657 (0% interest rate at March 31, 2025), which mature various dates in 2025.

The Group has a loan agreement with Dukseong Co.,Ltd and as of March 31, 2025, the outstanding balance was $800,000 (7.00% interest rate at March 31, 2025), which matures in July 2025.

The Group has a loan agreement with BGLSI and as of March 31, 2025, the outstanding balance was $1,628,000 (0% interest rate at March 31, 2025), which matures in July 2025.

The Group has multiple loan agreements with an individual and as of March 31, 2025, the outstanding balance was $135,000 (0% interest rate at March 31, 2025), which mature various dates in 2025.

The Group has a loan agreement with Bellevue Capital Management Europe AG and as of December 31, 2024, the outstanding balance was $600,000 (3.00% interest rate at December 31, 2024), which matures in March 2025.

The Group has a loan agreement with Bellevue Capital Management Europe AG and as of December 31, 2024, the outstanding balance was $260,000 (3.00% interest rate at December 31, 2024), which matures in July 2025.

The Group has a loan agreement with Bellevue Life Sciences Acquisition Corp. and as of December 31, 2024, the outstanding balance was $300,000 (3.96% interest rate at December 31, 2024), which matures in October 2025.

The Group has a loan agreement with an individual and as of December 31, 2024, the outstanding balance was $50,000 (7.00% interest rate at December 31, 2024), which matures in December 2025.

The Group has multiple loan agreements with an individual and as of December 31, 2024, the outstanding balance was $408,163 (0% interest rate at December 31, 2024), which mature various dates in 2025.

(17)	Long-term debt

The Group has long-term debt agreements with individuals and as of March 31, 2025, the total outstanding balance was $253,042 (4.6% interest rate at March 31, 2025), which matures in 2030.

The Group has long-term debt agreements with individuals and as of December 31, 2024, the total outstanding balance was $497,615 (4.6% interest rate at December 31, 2024), which matures in 2030.

(18)	Post-employment benefits

The Group maintains a defined contribution retirement benefit plan for its employees. The Group is obligated to pay fixed contributions to an independent fund, and the amount of future retirement benefits to be paid to employees is determined by the contributions made to the fund, etc., and the investment income generated from those contributions. Plan assets are managed independently from the Group’s assets in a fund managed by a trustee.

Danatein’s pension plan has converted from the DB type to the DC type at the end of March 31, 2017, and is obligated to pay severance payment as DB type which incurred before the March 31, 2017.

Meanwhile, expenses recognized by the Group in relation to the defined contribution retirement benefit plan for the three-months ended March 31, 2025 and 2024 are $194,659 and $58,442, respectively.

(19)	Related party transactions

As of March 31, 2025, the Group’s related parties are as follows:

Type	Related parties
Ultimate parent entity	Bellevue Capital Management LLC
Major shareholder of the Parent	BCM Europe AG
Subsidiaries	RSM, VAXIMM, Darnatein, OSR Holdings, Inc.
Associates	Taction Co., Ltd.
Other related parties	Bellevue Global Life Sciences Investors LLC

There are no sales and procurement transactions and treasury transactions with related parties for the three-months ended March 31, 2025 and 2024. The Group acquired Vaximm from BCM Europe AG in December 2022 (Transaction between entities under common control), which is disclosed in detail in Note 27 Business combinations.

Details of receivables and payables from related party transactions as at March 31, 2025 and December 31, 2024 are as follows:

	March 31, 2025
	Related parties	Short-term borrowings
Key management	Individuals	$641,323
Bellevue Global Life Sciences Acquisition Corp	Other related parties	$300,716
Bellevue Capital Management Europe AG	Major shareholder of the Parent	$862,053

	December 31, 2024
	Related parties	Short-term borrowings
Key management	Individuals	$340,136

Compensations paid or accrued to key management of the Parent for the three months ended March 31, 2025 and 2024 are as follows:

	For the three-month ended
	March 31, 2025	March 31, 2024
Salaries	$80,701	$104,344

The Group’s key management includes registered directors who have important authority and responsibility for planning, operation, and control of the Group’s business activities.

No collateral or guarantee were provided for related parties and were received from related parties as of March 31, 2025 and December 31, 2024.

(20)	Administrative expenses

Details of administrative expenses for the three months ended March 31, 2025 and 2024 are as follows:

	For the three months ended March 31, 2025	For the three months ended March 31, 2024
Salary	$225,182	$227,999
Retirement payment	197,325	29,221
Employee benefits	12,970	12,349
Travel expenses	6,226	13,379
Entertainment expenses	5,880	8,218
Communication cost	426	609
Tax and due	5,144	7,135
Depreciation cost	378	16,936
Amortization of intangible assets	2,272,817	2,896,174
Rental cost	28,506	4,633
Repair fee	102	72
Insurance cost	3,164	8,180
Vehicle maintenance fee	6,651	3,363
Allowance for expected credit losses	(1,751)	4,216
Research and development expenses	90,149	46,715
Travel expenses	426	757
Training cost	1,165	-
Publishing fee	15	127
Office supplies fee	71	83
Consumable cost	15,689	6,039
Commisions and professional fee	211,662	251,069
Building management fee	4,314	4,569
Advertising expenses	-	486
Total	$3,086,512	$3,542,330

(21)	Income taxes

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon these considerations as of March 31, 2025 and December 31, 2024, the Company had a full valuation allowance for the net deferred tax assets on one of its Asian subsidiaries and certain of its European subsidiaries. Also, as of March 31, 2025 and December 31, 2024, the Company had a partial valuation allowance offsetting certain deferred tax assets of another one of its Asian subsidiaries. Management believes that it is more likely than not that the Company will realize the benefits of the remaining deductible differences, net of valuation allowances, at March 31, 2025 and December 31, 2024.

The Company did not have any material uncertain tax positions, which should be recognized in the condensed consolidated financial statements as of March 31, 2025. In addition, the Company did not have any unrecognized tax benefits, which, if recognized, would affect the effective tax rate for the nine months then ended.

(22)	Loss per share

Basic loss per share for the three months ended March 31, 2025 and 2024 are calculated as follows:

	For the three months ended March 31
(The United States Dollar in unit and number of shares)	2025	2024
Net loss (A)	$(11,392,814)	$(3,355,366)
Weighted average number of ordinary shares outstanding (B)	10,906,233	5,622,954
Basic loss per ordinary share (A/B)	$(1.04)	$(0.60)

Weighted average number of ordinary shares outstanding for the three months ended March 31, 2025 and 2024 are calculated as follows:

	For the three-months ended March 31
(Number of shares)	2025	2024
Ordinary shares outstanding at the beginning	2,155,000	5,622,954
Changes due to business combination	8,751,233	-
Weighted average number of ordinary shares outstanding	10,906,233	5,622,954

The group’s diluted loss per share is the same as basic loss per share because there is no dilution effect.

(23)	Business combinations

The Parent acquired Darnatein (a novel drug development company) (referred as the “Acquiree” herein) as it executes on its business plan to further expand its business by discovering and investing in innovative healthcare companies with cutting-edge technology and creating operating synergies between subsidiaries. As the Parent and the Acquiree former owners exchanged only equity interests in business combination transactions and the acquisition-date fair value of the Parent’s equity interests could not reliably be measured, the Parent determined the amount of goodwill by using the acquisition-date fair value of the Acquiree equity interests instead of the acquisition-date fair value of the shares transferred.

Vaximm (2022 acquisition) and Darnatein can be reasonably categorized as “(bio)platform companies” which differ from the companies only with drug development pipelines. Bioplatforms can be defined as biotechnologies that, once created and harnessed, allow for the intentional and repeatable generation of multiple medicines or agricultural and sustainability products. Both Vaximm and Darnatein are biotech companies whose drug R&D pipelines are based on their own in-house platform technologies that are protected by either patents or trade secrets. According to the “hub-and-spoke” business model of OSR Holdings, the Parent has assumed the position to either own or control the technology platforms of Vaximm and Darnatein through the Business Combinations, which means that the Parent will be able to launch new services to external clients or create additional drug candidates by a new start-up or Joint Venture with business partners based on their direct ownership or control over the platform technologies acquired from the Business Combinations. Such quality would support the goodwill recognition.

Details of business combinations that occurred for the three months ended March 31, 2025 and 2024 are as follows:

		For the year ended December 31, 2023
Acquiree	Main business	Acquisition date	Ownership (%)	Total consideration
Darnatein	New drug development, etc.	March 31, 2023	100.0%	$81,436,889

Business combination in 2023 - Darnatein

Details of identifiable assets and liabilities and goodwill, which are recognized as the result of the acquisition of Darnatein completed during the year ended December 31, 2023 are set forth in the table below.

Darnatein
Fair value of total identifiable assets:
Current assets:
Cash and cash equivalents	$68,600
Trade and other receivables	4,338
Current tax assets	285
Non-current assets:
Equipment and vehicles	7,307
Right-of-use assets	73,114
Intangible assets	73,948,145
Non-current financial assets	1,101
74,102,891
Fair value of total identifiable liabilties:
Current liabilities:
Trade and other payables	70,240
Lease liabilities	33,612
Current other liabilities	6,497
Non-current liabilities:
Severance payment	1,889
Lease liabilities	58,784
Deferred tax liabilities	19,407,543
19,578,565
Fair value of identifiable net assets	54,524,326
Goodwill	26,912,563
Purchase consideraation transferred (*)	$81,436,889

For the three months ended March 31, 2025, the Group’s condensed consolidated statement of operations included $146,757 of operating loss, which included $39,177 of wages and salaries, from Darnatein. The following unaudited pro forma consolidated results of operations assume that the acquisition of Darnatein was completed as of January 1, 2023.

	(Unaudited) three months ended March 31,
	2025	2024
Total operating revenues	$-	$-
Net loss attributable to OSR Holdings	(141,742)	(751,979,471)

Pro forma data may not be indicative of the results that would have been obtained had these events occurred at the beginning of the periods presented, nor is it intended to be a projection of future results.

The acquisition-date fair value of Darnatein was measured using the Discount Cash Flow (“DCF”) method and the Risk adjusted Net Present Value (“r-NPV”) method by outside valuation professionals. Key estimations and assumptions used in measuring the fair value of Darnatein are as follows:

●	19.88% of discount rate (Weighted Average Cost of Capital: WACC) used in discounting operating cashflows

●	Patent technology will generate operating revenue for 20 years

(*1)	OSR ordinary shares issued for purchase consideration of $81,436,889 is 590,425 shares at $138 per share. The number of OSR ordinary shares to be issued was determined based on negotiation with former owners of Darnatein.

Patent technology - Darnatein

Details of patent technology recognized from the acquisition of Darnatein that occurred during the year ended December 31, 2023 are set forth in the table below.

Amount
Patent technology project code:
DRT 101	$73,513,419

DRT-101 is a synthetic bio-signaling molecule that replaces BMPRII-binding segments of BMP-7, one of the bone-forming proteins, with high affinity ActRII binding segments of Activin A, a member of the transforming growth factor β (TGF-β) superfamily along with BMP-7. In nature, endogenous BMP7 promotes chondrogenesis in damaged cartilage tissue by signaling primarily via the type II receptor BMPRII and to a lesser extent via the activin type II receptor ActRII, which it binds with lower affinity. DRT-101 amplifies intracellular regeneration signaling capacity compared to natural BMP-7 and allows for regeneration and restoration of mechanically depleted cartilage cells to normal levels.

Osteoarthritis is the most common joint disorder in the aging population. Although surgical treatment of osteoar-thritis can reduce pain and improve joint mobility and function, the operative management of osteoarthritis is associated with significant cost and morbidity. Unmet medical needs for DRT-101 for Osteoarthritis are enormous specially with aging population. Unique market opportunity of DRT-101 relies on novel Mechanism of Action of DRT-101 that can lead to potential first-in-class DMOAD (Disease-Modifying Osteoarthritis Drug) in the market.

Darnatein is pursuing pre-clinical studies of DRT-101 targeting osteoarthritis and plans to file Investigational New Drug Application (IND) to the U.S. Food and Drug Administration by 2025 for Phase 1 clinical trial, with aims of FDA approval by 2032. Darnatein will seek to create cashflow via licensing deals from the preclinical and clinical developments of its pipeline assets.

Net cashflow from the acquisitions for the three months ended March 31, 2025 and 2024 are as follows:

2025
Net cash outflow arising from acquisition of Darnatein:
Cash consideration	$-
Less: cash and cash equivalent balances acquired	-
$-

2024
Net cash outflow arising from acquisition of VAXIMM and RMC:
Cash consideration	$-
Less: cash and cash equivalent balances acquired	-
$-

(24)	Commitment and contingencies

The Group has no pending litigation cases arising in the ordinary course of business as of March 31, 2025 and December 31, 2024. The Parent has entered into various contractual commitments related to the acquisition of VAXIMM including a future financial obligation of CHF 7,416 underlying as of March 31, 2025. Meanwhile, both parties have agreed to remove section 6.1.3 of the license agreement that states that in the event of the Parent’s sale to a third party, the Licensor shall reimburse the Licensee for reasonable costs and expenses incurred in the preparation, submission, maintenance, prosecution, and enforcement process.

(25)	Segment reporting

The Group operates in one operating segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assessing performance. The Group’s CODM role is fulfilled by the Executive Leadership Team, who allocates resources and assesses performance based upon consolidated financial information. The geographic segments for the long-lived assets and ROU assets are disclosed below.

There are no external customers that account for more than 10% of sales for the reporting period.

(26)	Subsequent events

The Group has evaluated subsequent events from the balance sheet date through May 7, 2025, the date at which the condensed consolidated financial statements were available to be issued and determined that there are no other items to disclose.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

References in this prospectus to “we,” “us” or the “Company” refer to by OSR Holdings, Inc. References to our “management” or our “management team” refer to our officers and directors. The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Overview

Prior to our initial Business Combination on February 14, 2025, we were a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. We effectuated our initial business combination using cash from the proceeds of our IPO and the Private Placement Units, the proceeds of the sale of our capital stock in connection with our initial business combination, shares issued to the owners of the target, debt issued to banks or other lenders or the owners of the target, or a combination of the foregoing.

Recent Developments

As had been approved at the special meeting of the Company’s stockholders held on November 9, 2023, a Certificate of Amendment to the Company’s Charter to extend the date by which the Company must consummate a business combination from the February 14, 2024 to May 14, 2024 was filed with the Delaware Secretary of State with an effective date of February 9, 2024. The foregoing description of the Charter Amendment is qualified in its entirety by the full text of the Charter Amendment, a copy of which is filed as Exhibit 3.1 to the February 9, 2024 Form 8-K.

As also previously reported by the Company on Form 8-K dated May 14, 2024, on that date the Company held a special meeting of its stockholders (the “May 14, 2024 Special Meeting”). At the May 14, 2024,Special Meeting, the Company’s stockholders approved a proposal to amend to the Company’s Charter to allow the Company to extend the date by which the Company must consummate a business combination from May 14, 2024, to November 14, 2024.

As of the close of business on April 18, 2024, the record date for the Special Meeting, there were 5,622,954 shares of the Company’s common stock (“Common Stock”) issued and outstanding, each of which was entitled to one vote with respect to each of the proposals presented at the Special Meeting. A total of 4,338,495 shares of Common Stock, representing approximately 77.16% of the outstanding shares of Common Stock entitled to vote at the Special Meeting, were present in person or by proxy, constituting a quorum. The proposals listed below are described in more detail in the Proxy Statement.

Proposal 1 - Extension Amendment Proposal

The stockholders approved the proposal to amend the Charter to allow the Company to extend the date by which the Company must consummate a business combination from May 14, 2024 to November 14, 2024.

Proposal 2 - Adjournment Proposal

The stockholders approved the proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes to approve the Extension Amendment Proposal or to establish quorum.

In connection with the votes to approve the Extension Amendment Proposal, 1,581,733 shares of common stock of the Company were tendered for redemption.

In connection with the approval of the extension of the date by which the Company must consummate a business combination from May 14, 2024 to November 14, 2024, BGLSI (or its affiliates or permitted designees) agreed to deposit, by no later than one business day prior to each of May 14, 2024, June 14, 2024, July 15, 2024, August 14, 2024, September 16, 2024, and October 15, 2024 (each date referred to herein as a “Payment Date”), the amount of $50,000 into the trust account (each such deposit, a “Contribution”). Each of the foregoing contribution payments were timely made by the Company.

The Certificate of Amendment to the Charter (the “Charter Amendment”) was filed with the Delaware Secretary of State and has an effective date of May 14, 2024. The foregoing description of the Charter Amendment is qualified in its entirety by the full text of the Charter Amendment, a copy of which is filed as Exhibit 3.1 hereto.

As previously reported by the Company on Form 8-K dated November 12, 2024, on that date the Company held an annual meeting of its stockholders (the “Annual Meeting”). At the Annual Meeting, the Company’s stockholders approved two proposals to amend the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Charter”). The stockholders approved a proposal to amend the Charter to allow the Company to extend the date by which the Company must consummate a business combination from November 14, 2024 to February 14, 2025 (the “Extension Amendment Proposal”). The stockholders also approved a proposal to amend the Charter to remove the net tangible asset requirement in order to expand the methods that the Company may employ so as not to become subject to the “penny stock” rules of the U.S. Securities and Exchange Commission (the “NTA Requirement Amendment Proposal”). The Certificate of Amendment to the Charter (the “Charter Amendment”) was filed with the Delaware Secretary of State and has an effective date of November 12, 2024. The foregoing description of the Charter Amendment is qualified in its entirety by the full text of the Charter Amendment, a copy of which is filed as Exhibit 3.1 to Form 8-K dated November 12, 2024 hereto.

As of the close of business on October 17, 2024, the record date for the Annual Meeting, there were 4,041,221 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), issued and outstanding, each of which was entitled to one vote with respect to each of the proposals presented at the Annual Meeting. A total of 2,878,990 shares of Common Stock, representing approximately 71.24% of the outstanding shares of Common Stock entitled to vote at the Annual Meeting, were present in person or by proxy, constituting a quorum.

Both the Extension Amendment Proposal and the NTA Requirement Amendment were approved by the shareholders.

Additionally, the stockholders duly elected each of the five (5) then existing directors (Kuk Hyoun Hwang, Jun Chul Whang, Jin Whan Park, Phil Geon Lee and Sang Hyun Kim) to the Company’s Board of Directors until the next annual meeting of stockholders following this annual meeting or until each such director’s successor is elected and qualified, subject to his earlier death, resignation or removal.

In connection with the votes to approve the Extension Amendment Proposal and NTA Requirement Amendment Proposal, 1,721,469 shares of common stock of the Company were tendered for redemption.

As previously reported by the Company on Form 8-K dated February 13, 2025, on that date the Company filed an Amended and Restated Certificate of Incorporation with the Secretary of the State of Delaware. The terms of the Amended and Restated Certificate of Incorporation are described in the proxy statement (the “Proxy Statement”) for the special meeting of stockholders held by the Company on February 13, 2025 (the “Special Meeting”). A copy of the Company’s Amended and Restated Certificate of Incorporation is attached to the Company’s Form 8-K dated February 13, 2025 as Exhibit 3.1.

On February 13, 2025, the Company held the Special Meeting. There were 2,319,752 shares of Company common stock, par value $0.0001 per share (“Company Common Stock”), outstanding at the close of business on January 27, 2025, the record date for the Special Meeting. At the Special Meeting, the holders of 2,179,383 shares of Company Common Stock, or 93.95% of the voting power of all outstanding Company Common Stock were represented in person or by proxy, which constituted a quorum.

Set forth below are the proposals voted upon at the Special Meeting (each of which is described in the Proxy Statement.

Proposal No. 1 – The Business Combination Proposal

The Shareholders approved the proposal to approve the business combination (the “Business Combination”) reflected by the Amended and Restated Business Combination Agreement, dated May 23, 2024, as amended on December 20, 2024 (the “Business Combination Agreement”).

Proposal No. 2 – The Charter Proposal

The Shareholders approved the proposal to approve the Amended and Restated Certificate of Incorporation of the Company (the “Amended Charter”).

Proposals No. 3A-3F – The Advisory Governance Proposals

The Shareholders approved six separate governance proposals (on a non-binding advisory basis in accordance with the requirements of the U.S Securities and Exchange Commission) relating to material differences between the current certificate of incorporation and the Amended Charter, and the current bylaws of the Company and Amended and Restated Bylaws of the Company to be in effect upon completion of the Business Combination. Specifically:

3A:	Name Change – To change the Company name to “OSR Holdings, Inc.”

3B:	Preferred Stock – To increase the number of shares of preferred stock that can be issued from 1,000,000 shares to 20,000,000 shares.

3C:	Increase Vote Required for Removal of Directors – To provide that directors may be removed by the affirmative vote of the holders of at least 66 2/3% of the voting power instead of for cause and by the affirmative vote of holders of a majority of the voting power.

3D:	Corporate Opportunity – To eliminate the current limitations on the corporate opportunity doctrine.

3E:	Change in Quorum – To provide that the quorum required for stockholder meetings is the holders of one-third in voting power of then outstanding shares of capital stock entitled to vote at the meeting instead of the holders of a majority in voting power of then outstanding shares of capital stock entitled to vote at the meeting.

3F:	Additional Charter Amendments – To approve all other changes including eliminating certain provisions related to special purpose acquisition companies that will no longer be relevant following the closing of the Business Combination.

Proposal No. 4 – The Incentive Plan Proposal

The Shareholders approved the proposal to adopt the new omnibus incentive plan in the form attached as Annex H to the Proxy Statement.

Proposal No. 5 – The Director Election Proposal

The Shareholders approved the proposal to elect nine (9) individuals as directors of the Company following the closing of the Business Combination until their respective successors are duly elected and qualified.

1.	Kuk Hyoun Hwang

2.	Jun Chul Whang

3.	Phil Geon Lee

4.	Alcide Barberis

5.	Seng Chin Mah

6.	Jin Whan Park

7.	Sang Hyun Kim

8.	Hyuk Joo Jee

9.	Joong Myung Cho

Proposal No. 6 – The Nasdaq Proposal

The Shareholders approved the proposal to approve, for purposes of complying with the applicable listing rules of the Nasdaq Stock Market LLC, the issuance of shares of Company common stock pursuant to the Business Combination Agreement in connection with the Business Combination.

In connection with the votes to approve certain of the above proposals, 57,821 shares of Company Common Stock were tendered for redemption.

On February 13, 2025, the Company issued a press release announcing the results of the Special Meeting. A copy of the press release is attached as Exhibit 99.1 to the Company’s February 13, 2025 Form 8-K filing.

As previously disclosed on the Company’s Current Report filed on Form 8-K on February 21, 2025, on February 14, 2025 (the “Closing Date”), the Company completed its previously announced business combination (the “Business Combination”) with the Company Co., Ltd., a corporation organized under the laws of the Republic of Korea (“OSR”), pursuant to the Amended and Restated Business Combination Agreement, dated as of May 23, 2024, as amended on December 20, 2024 (the “Business Combination Agreement”), by and among the Company, OSR, each stockholder of OSR that executed a Participating Joinder thereto (each such person, a “Participating Stockholder”), and each stockholder of OSR that executed a Non-Participating Joinder thereto (each such person, a “Non-Participating Stockholder”, and together with the Participating Stockholders, the “OSR Stockholders”).

On the Closing Date, the Company issued to the Participating Stockholders an aggregate of 16,282,047 shares of Company common stock, par value $0.0001 per share (“Company Common Stock”), and the Participating Stockholders transferred their respective shares of OSR’s Series A common stock, with a par value of KRW 5,000 per share (“OSR Common Stock”), to the Company (the “Share Exchange”). Following the consummation of the Business Combination and the Share Exchange (the “Closing”), the Company now owns approximately 67% of the outstanding OSR Common Stock, and OSR Stockholders holding an additional 22% of the outstanding OSR Common Stock will continue to hold their shares of OSR Common Stock subject to the terms of the Non-Participating Joinders which contain put and call rights whereby the Non-Participating Stockholders shall have the right to cause the Company to purchase (the “Put Right”) and the Company shall have the right to cause the Non-Participating Stockholders to sell to the Company or its designee (the “Call Right”) all of the shares of OSR Common Stock owned and held of record by such Non-Participating Stockholder. These rights become exercisable on or after the earlier of (i) January 1, 2026, or (ii) the date that the Non-Participating Stockholder is notified by the Company of a transaction that will result in a change in control (as defined in the Non-Participating Joinder) of the Company (the “Trigger Date”). The Put Right and Call Right terminate and expire 120 days after the Trigger Date. The exchange ratio is fixed under the put/call rights at the same exchange ratio set forth in the Business Combination Agreement, and there is no option for cash settlement. Holders of approximately 11% of the outstanding OSR Common Stock did not sign a Joinder and will continue to hold their shares of OSR Common Stock, and such shares will not be subject to any contractual put or call rights, or other conversion rights, with or into Company Common Stock.

As of the Closing Date, Kuk Hyoun Hwang beneficially held approximately 67.8% of the outstanding shares of the Company Common Stock.

Prior to the Closing Date, the Company entered into participating joinders (the “Participating Joinders”) with the Participating Stockholders, pursuant to which the Company issued an aggregate of 16,282,047 shares of Company Common Stock to the Participating Stockholders in exchange for an aggregate of 1,256,085 shares of OSR Common Stock, or approximately 67% of the outstanding shares of OSR Common Stock. Pursuant to the Participating Joinders, the Participating Stockholders became party to the Business Combination Agreement with all attendant rights, duties and obligations (including in respect of all of the representations, warranties, covenants, agreements and conditions of the Business Combination Agreement), with the same force and effect as if originally named as a “Participating Company Stockholder” in the Business Combination Agreement.

The Participating Joinders contain customary representations, warranties and covenants, and include a general release of all claims against the Company, OSR and each of its and their respective affiliates, successors, assigns, officers, directors, employees, agents, administrators and trustees.

The foregoing summary is subject to and qualified in its entirety by reference to the Form of Participating Joinder, which is filed hereto as Exhibit 10.1 to the Company’s February 21, 2025 8-K Filing.

Prior to the Closing Date, the Company entered into non-participating joinders (the “Non-Participating Joinders” and, together with the Participating Joinders, the “Joinders”) with the Non-Participating Stockholders, pursuant to which the Non-Participating Stockholders became party to the Business Combination Agreement with all attendant rights, duties and obligations (including in respect of all of the representations, warranties, covenants, agreements and conditions of the Business Combination Agreement), with the same force and effect as if originally named as a “Non-Participating Company Stockholder” in the Business Combination Agreement.

The Non-Participating Joinders contain put and call rights for the Non-Participating Stockholders and the Company, respectively, whereby the Non-Participating Stockholders shall have the Put Right and the Company shall have the Call Right.

The Put Right and Call Right will be exercisable on or after the Trigger Date. The Put Right and Call Right terminate and expire 120 days after the Trigger Date.

The Non-Participating Joinders contain customary representations, warranties and covenants, and include a general release of all claims against the Company, OSR and each of its and their respective affiliates, successors, assigns, officers, directors, employees, agents, administrators and trustees.

The foregoing summary is subject to and qualified in its entirety by reference to the Form of Non-Participating Joinder, a copy of which is filed as Exhibit 10.2 to Company’s February 21, 2024 Form 8-K and incorporated herein by reference.

Additionally, on the Closing Date, the Company entered into Lock-up Agreements (the “Lock-Up Agreements”) with Bellevue Capital Management LLC (“BCM”), BCM Europe AG (“BCME”), Sung Jae Yu, and Sung Hoon Chung (together, the ”Holders”), pursuant to which the Holders are contractually restricted from selling or transferring between 70%-100% of their shares of Company Common Stock received in the Share Exchange (the “Lock-Up Shares”). Such restrictions became applicable commencing from the Closing Date and end (i) with respect to BCM and BCME, on the 36-month anniversary of the Closing Date; and (ii) with respect to Sung Jae Yu and Sung Hoon Chung, on January 1, 2026.

The foregoing summary is subject to and qualified in its entirety by reference to the Form of Lock-Up Agreement, a copy of which is filed as Exhibit 10.3 to Company’s March 13, 2024 Form 8-K and incorporated herein by reference.

As previously disclosed by the Company in its Current Report on Form 8-K filed On February 18, 2025, on February 14, 2025 the Company issued a press release announcing the closing of its previously announced business combination with the Company Co., Ltd., a corporation organized under the laws of the Republic of Korea. A copy of the press release is attached to the Company’s February 18, 2025 Form 10-K filing as Exhibit 99.1 thereto.

As previously reported by the Company on Form 8-K dated October 25, 2024, on that date the Company advanced a loan to OSR in the amount of $300,000 evidenced by a promissory note (the “the Company Promissory Note”) that bears interest at a rate of 3.96% per annum, compound semi-annually, and is due on October 25, 2025. Interest is payable only on maturity. The following events constitute an event of default under the Company Promissory Note: (i) a failure to pay the outstanding balance due within five (5) business days of the Maturity Date and (ii) the commencement of a voluntary or involuntary bankruptcy action. The funds were to be used by OSR for working capital and other expenses of OSR.

The Company Promissory Note is filed as Exhibit 10.1 to the Company’s Form 8-K filing of October 25, 2025. The disclosures set forth herein are intended to be summaries only and are qualified in their entirety by reference to the Company Promissory Note.

Nasdaq Listing Rules Compliance

As previously disclosed in the Company’s Current Report on Form 8-K filed on February 21, 2024, on February 15, 2024 the Company received a letter (the “Notice”) from the Listing Qualifications Department of Nasdaq notifying the Company that the Company no longer met the minimum 300 public holders requirement for The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(3) (the “Minimum Public Holders Requirement”). On April 1, 2024, the Company submitted to Nasdaq a plan to regain compliance with the Minimum Public Holders Requirement and, on April 17, 2024, the staff of Nasdaq approved the plan and granted the Company an extension until August 13, 2024 to demonstrate compliance with the Minimum Public Holders Requirement (the “Compliance Period”).

As previously reported by the Company on Form 8-K dated August 20, 2024, on that date the Company received written notice (the “Second Notice”) from Nasdaq stating that the Company has not regained compliance with the Minimum Public Holders Requirement within the Compliance Period. According to the Second Notice, unless the Company timely requested a hearing before a Hearings Panel (the “Panel”), the Company’s securities would be subject to suspension or delisted from Nasdaq.

As previously reported by the Company on Form 8-K dated October 4, 2024, in accordance with the Second Notice, the Company timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”), which automatically stayed any suspension or delisting action of the Company’s securities, and the hearing was held on October 1, 2024. On October 4, 2024, the Panel granted the Company’s request for continued listing on the Nasdaq, subject to the requirement that on or before February 17, 2025, the Company shall demonstrate compliance with Listing Rule 5505, and that during the exception period, the Company shall provide prompt notification of any significant events that occur during this time that may affect the Company’s compliance with Nasdaq requirements.

On March 7, 2025, the Hearings Advisor from the Nasdaq Office of General Counsel sent a letter to Donohoe Advisory Associates LLC, who have advised the Company on SEC compliance matters, noting that on February 13, 2025, the Company had completed its business combination with the Company Co., Ltd. and finding that “[t]he post transaction entity demonstrated compliance with the requirements for initial listing under Listing Rule 5505 and the securities of OSRH began trading on the Nasdaq Capital Market February 18, 2025. ... [a]ccordingly, the Panel has determined to continue the listing of the Company’s securities on The Nasdaq Stock Market LLC and is closing this matter.”

Recent Promissory Notes

Note Purchase Agreement

As previously reported by the Company on Form 8-K filed on May 12, 2025, on May 6, 2025, the Company entered into a Note Purchase Agreement with White Lion Capital, LLC, dba White Lion GBM Innovation Fund, a Nevada limited liability company (“White Lion”).

Pursuant and subject to the terms of the Note Purchase Agreement, White Lion has loaned the Company the principal amount of $1,110,000 at an interest rate of 5% per annum subject to two Convertible Notes maturing on the date occurring Nine (9) months after the closing date of each respective loan. The first Convertible Note in the principal amount of $445,000 shall close on or before one day after the filing of a related registration statement on Form S-1. The second Convertible Note in the amount of $665,000 shall close one day after such registration statement becomes effective.

The Company has agreed to allocate 10% of the proceeds from each purchase notice under the ELOC and/or warrant exercise toward the repayment of the outstanding Convertible Note(s).  At any time, White Lion may convert one or both Convertible Notes at 95% multiplied by the lowest Volume Weighted Average Price (“VWAP”) fifteen days prior to the conversion notice. The Company and the Investor have agreed that no more than 4.99% of the shares outstanding will be issued to White Lion.

Result of Operations

Comparison of the Three Months Ended March 31, 2024 and 2025

The following table presents OSR Holdings’ statements of operations for the three months ended March 31, 2024 and 2025, and percentage change between the two periods:

	Three Months Ended March 31,
	2024	2025	Change $	Change %
Net Sales:	910,225	761,272	-148,954	-16%
Cost of Sales	670,424	592,586	-77,838	-12%
Gross Profit	239,802	168,686	-71,116	-30%
Expenses:
Selling, general and administrative expenses	3,542,330	3,086,512	-455,818	-13%
Operating loss	(3,302,528)	(2,917,826)	384,702	-12%
Other income (expense)	(52,834)	(8,474,988)	-8,422,154	15,941%
Profit (loss) before income taxes	(3,355,362)	(11,392,814)	-8,037,452	240%

Net Sales

Net sales for the three months ended March 31, 2025 decreased by $149 thousand, or 16%, compared to the same period in 2024, primarily due to the termination of relationship with a key RMC customer Penumbra in late 2024. OSR Holdings expects revenue to decrease in 2025 and possibly longer until RMC can replace the sales of Penumbra’s products by increasing other sales or securing additional products from other manufacturers.

Cost of Sales

Cost of sales for the three months ended March 31, 2025 decreased by $78 thousand, or 12%, from the same period in 2024, in line with lower sales volume for RMC, after the termination of its relationship with Penumbra.

Gross Profit

Gross profit for the three months ended March 31, 2025 decreased by $71 thousand, or 30%, from the same period in 2024. Gross margin percentage decreased from 26.3% to 22.2%, primarily due to KRW depreciation that led to higher costs of imported goods for RMC. In the meantime, the Health Insurance Review and Assessment Service of Korea (“HIRA”) will officially increase the reimbursement amount by 2% from April 1, 2025. This is expected to partially offset the impact of unfavorable KRW exchange rates.

Selling, General and Administrative Expenses

OSR Holding’s SG&A expenses in the three months ended March 31, 2025, consisted mainly of personnel-related expenses, including salaries, retirement payment, benefits, bonus, and travel. Other SG&A expenses included amortization of intangible assets, research and development expenses, professional services fees, such as legal, audit, investor relations and press releases, non-income taxes, insurance costs, and employee recruiting and training costs. SG&A expenses decreased by 13% in the three months ended March 31, 2025, primarily attributable to a decrease of approximately $623 thousand in amortization expense, resulting from the change in the useful life of certain intangible assets to align with the useful life of other intangible assets. This benefit was partially offset by an increase in personnel-related expenses.

Research and Development (R&D) Expenses

OSR Holding’s R&D expenses consisted primarily of development costs associated with our product candidates in pre-clinical and clinical trials, and related costs of salaries and contractors. R&D costs are expensed as incurred. OSR Holdings expects to incur and report R&D related expenses mainly from its subsidiaries actively engaged in R&D at an estimated amount of $2.5 million to $3.0 million per quarter beginning from the middle of 2025, which could potentially increase to $5.0 million to $6.0 million per quarter.

Operating Loss

Operating loss was $2.9 million for the three months ended March 31, 2025, compared to $3.3 million in the same period of 2024. The slight improvement was primarily driven by a reduction in SG&A expenses, largely attributable to lower amortization expenses following a change in the useful lives of certain intangible assets. This benefit was partially offset by an increase in personnel-related expenses.

Other Income (Expense)

Interest income decreased from $5.5 thousand for the three months ended March 31, 2024 to $4.3 thousand in the same period in 2025, a decrease of 22%. Interest expense increased by $2.9 thousand, or 21%, from $13.5 thousand in the three months ended March 31, 2024, to $16.4 thousand in the same period in 2025, The increase in interest expense was primarily due to the addition of approximately $2.6 million in short-term corporate bonds, which were not outstanding during the same period of the prior year. Other income (gains on foreign currency exchange and foreign currency translation) decreased by $0.3 thousand, from $26.8 thousand for the three months ended March 31, 2024 to $26.5 thousand for the same period in 2025. Other expenses increased significantly by $8.4 million, from $71.6 thousand to $8.5 million, primarily due to the one-time recognition of approximately $8.5 million in merger-related expenses associated with the business combination that closed on February 14, 2025.

Loss Before Income Taxes

Loss before income taxes increased by approximately $8.0 million from $3.4 million for the three months ended March 31, 2024 to $11.4 million in the three months ended March 31, 2025, reflecting the one-time recognition of $8.5 million in merger-related expenses mentioned above.

Liquidity and Capital Resources

From inception through March 31, 2025, OSR Holdings has incurred significant operating losses and negative cash flows from its operations. OSR Holdings’ operating loss was $3.3 million for the three months ended March 31, 2024 and $2.9 million for the three months ended March 31, 2025. As of March 31, 2025, OSR Holdings had an accumulated deficit of $30.6 million. OSR Holdings has funded its operations primarily through the issuance of common shares and convertible bonds as well as from bank loans, loans from affiliates and, to a lesser extent, from RMC product revenue. OSR Holdings had $1.6 million in cash and cash equivalents on March 31, 2025, which consisted primarily of bank deposits. OSR Holdings has incurred significant expenses in connection with the business combination and the Form S-4, which, together with other expenses, has reduced its available funds for operations, resulting in the need for immediate capital raising. In response, in February 2025, OSR Holdings entered into an equity line of credit agreement with an investor for up to $80 million, through which the Company expects to secure ongoing financing.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements as of March 31, 2025. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities, other than an agreement to pay an affiliate of our Sponsor a monthly fee of $7,500, for office space, utilities and secretarial and administrative support. We began incurring these fees on March 1, 2023 and will continue to incur these fees monthly until the earlier of the completion of our initial business combination or our liquidation.

Chardan is entitled to a deferred underwriting commission of $2,070,000. Also, we have incurred deferred legal fees payable upon consummation of our initial business combination of approximately $1.25 million.

The holders of the founder shares, equity participation shares, placement units, and units that may be issued upon conversion of working capital loans (and in each case holders of their component securities, as applicable) are entitled to registration rights pursuant to the registration rights agreement. These holders are entitled to make up to two demands, excluding short form registration demands, that we register such securities for sale under the Securities Act. In addition, these holders will have “piggyback” registration rights to include their securities in other registration statements filed by us. We will bear the expenses incurred in connection with the filing of any such registration statements. Chardan may not exercise its demand and “piggyback” registration rights after five and seven years, respectively, after the date of our prospectus issued in connection with our IPO and may not exercise its demand rights on more than one occasion.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have not identified any critical accounting estimates.

MANAGEMENT

Directors, Executive Officers and Corporate Governance

As of the date of this prospectus, our current directors and executive officers are as follows:

Name	Age	Position
Kuk Hyoun Hwang	49	Chief Executive Officer and President
Jun Chul Whang	60	Chief Legal Officer and Secretary
Sang Hoon Kim	51	Head of Corporate Venture Capital
Gihyoun Bang	47	Chief Financial Officer
Constance Höfer	56	Chief Scientific Officer
Phil Geon Lee	57	Lead Independent Director
Alcide Barberis	66	Independent Director
Seng Chin Mah	65	Independent Director
Jin Whan Park	57	Independent Director
Sang Hyun Kim	54	Independent Director
Hyuk Joo Jee	57	Independent Director
Joong Myung Cho	75	Independent Director

Kuk Hyoun Hwang has been the Chief Executive Officer and a director of OSR since March 2020. Mr. Hwang is also the President and Chief Executive Officer of the Company as of the Closing of the Business Combination. Mr. Hwang is the Managing Partner of BCM, which he founded in August 2012. Since then, he has led BCM’s and its subsidiaries’ growth and expansion as a cross-border healthcare investment group in three countries: the U.S., South Korea and Switzerland. He is also the Chief Executive Officer of BCME, a position he has held since March 2020, and the Chairman of the Board of Vaximm AG since November 2022. Since July 2019 until April 2021 and December 2022 to August 2024, Mr. Hwang has also served as Chief Executive Officer of OSR, a global drug development company and a subsidiary of BCM, where he has also served as chairman since July 2019. Prior to founding BCM in 2012, Mr. Hwang served with financial services firms in Korea and the U.S., including North Head Capital Partners LLC from 2011-2012, Kim Eng Research Korea and Kim Eng Securities USA from 2006-2008, and Shinhan Investment Corp from 2002-2004 and 2006. Mr. Hwang received a BA in sociology from Korea University in 1998. Mr. Hwang is well qualified as Chief Executive Officer and President of the Company because of his significant investment and capital markets expertise within the healthcare industry.

Jun Chul Whang is Chief Legal Officer and Secretary of the Company as of February 14, 2025. Mr. Whang has been a director of the Company since August 2020. Mr. Whang has been an advisor to BCM since January 2015, and starting in June 2018, has served as General Counsel and consultant to BCM. In August 2020, he became a member of BCM. As a member, Mr. Whang provides legal and strategic advice to BCM on cross-border transactional matters. Since December 2020, Mr Whang has also served as General Counsel of Minetta Brook Capital LLC, a boutique financial advisory firm that also serves as general partner to investment vehicles. From April 2019 through July 2023, Mr. Whang also served as General Counsel to ELA Partners (an affiliate of Stonehaven, a global capital raising fintech platform), which specializes in capital raising for selective alternative investment opportunities globally. From May 2016 to May 2018, Mr. Whang was Partner at the law firm of Greenspoon Marder (“GM”). Mr. Whang was also Partner (having joined as an associate) at the law firm of Jacob, Medinger & Finnegan, LLP (“JMF”) from July 1992 until May 2016, when JMF merged with GM. From 1990 to 1992, Mr. Whang was an associate attorney with Cadwalader Wickersham & Taft. During his career as an attorney, Mr. Whang represented major international companies in product liability litigation and regulatory risk management domestically and internationally (Europe and Korea). His language capabilities include Korean, Spanish, French and Japanese (conversational). Mr. Whang earned a BA in Government from Dartmouth College in 1986, a JD from Cornell Law School in 1989, and an LLM in International and Comparative Law (with Distinction) from Georgetown Law Center in 1990. We believe Mr. Whang is well qualified to serve as Chief Legal Officer and Secretary of the Company because of his varied and extensive legal experience.

Sang Hoon Kim has served as Head of Corporate Venture Capital of the Company since February 14, 2025. Mr. Kim has been the Chief Executive Officer of OSR since August 16, 2024. He joined OSR in December 2023 as the Head of Strategic Investments. Prior to joining OSR, he was Chief Executive Officer of HB Asset Management from November 2022 to November 2023 and Managing Director of APC Private Equity from August 2021 to August 2022. Before APC Private Equity, Mr. Kim was Head of Alternative Investment Division at Meritz Asset Management Co. Ltd. from August 2012 to August 2021 where he managed diverse global investment funds totaling over two billion U.S dollars. Mr. Kim is proficient in English. He earned his LL.B from Konkuk University, Korea in 1998 and earned an LL.M from the University of Minnesota, Twin Cities in 2010.

Gihyoun Bang has been the Chief Financial Officer of the Company since February 14, 2025. Mr. Bang has also been the Chief Financial Officer of OSR, a position he has held since June 2024. Mr. Bang is responsible for planning, managing and running overall finance activities of OSR and its subsidiary companies, including producing the group’s consolidated financial statements for external audits. Previously, Mr. Bang served as chief operating officer for Newlake Alliance Management Co., Ltd., a private equity firm based in Seoul, South Korea, from February 2019 to June 2024, where he led private equity investments, managed fund raising and managed the organization. Mr. Bang previously served as team head, equity capital markets, and other positions for Shinhan Securities Co. Ltd., in South Korea. Mr. Bang is a certified public accountant in the U.S., a certified credit analyst in Korea and a certified investment manager in Korea. Mr. Bang received his B.A. in Business Administration from Hansung University in 2002.

Dr. Constance Höfer has been the Chief Scientific Officer of the Company since March 24, 2025. Dr. Höfer is a seasoned leader in drug development with over 20 years of experience in oncology and immunology and will oversee OSR Holdings’ scientific strategy and innovation pipeline. Dr. Höfer joins OSR Holdings from Merck Healthcare, where she led global programs spanning from preclinical to late-stage clinical development. Prior to Merck, she held senior leadership positions at Sandoz Biopharmaceuticals, Priaxon AG, and Medigene AG, playing a key role in advancing therapeutic programs across various modalities, including New Biological Entities (NBEs), New Chemical Entities (NCEs), nucleotides, and viral and cell-based therapies. Coupled with her extensive industry experience and a PhD in Pharmacology from the University of Newcastle, Dr. Höfer has a strong foundation in clinical pharmacology and translational medicine, ensuring a seamless transition from early-stage research to successful clinical development.

Phil Geon Lee has been a Director of the Company since May 2024. Mr. Lee possesses over 20 years of experience in legal and investment fields. His areas of expertise cover a range of fund classes, including regulatory, transactional, and hedge funds, and encompass knowledge of financial regulatory frameworks in various jurisdictions such as the SEC (US), FCA (UK), MAS (Singapore), CSSF (Luxembourg), and FSS (Korea). His legal career includes significant experience in handling litigations and disputes in securities, consumer protection, antitrust laws across multiple countries including Korea, U.S., Germany, France, Japan, Poland, etc. Mr. Lee’s transactional experience includes managing over 300 deals in private equity and real estate transactions. Mr. Lee currently holds the position of Managing Director at IGIS (May 2023-Present), the largest real estate investment adviser in Korea (AUM US $48 billion). His previous roles include Chief Compliance Officer at IKR Co., Ltd. (a joint venture between IGIS Asset Management and KKR & Co. Inc.) (February 2023 to April 2023), CEO of Tropics Private Equity Co., Ltd. (2021-2023), Managing Director at KDS Asset Management Co., Ltd. (2020-2021), Head of Legal at Korea Investment Corporation (2016-2019), Head of Legal at National Pension Service (2013-2016), and Head of Legal at Woori Asset Management Company (2011-2013). His earlier career also includes positions at Joowon (a Korean law firm, 2009-2011); Biomass Korea (former KOSDAQ listed company, 2008-2009), Franklin Templeton Investment Management Co., Ltd. (a wholly-owned subsidiary of Franklin Resources, Inc., a NYSE-listed company 2002-2007), and Accenture (a NYSE-listed company 2000-2002). Mr. Lee earned a BA in Psychology from Korea University (1992), an MBA from Haas School of Business, University of California at Berkeley (1995), and a JD from Syracuse University College of Law (1999) with a final year at Georgetown University Law Center in Washington, D.C. Mr. Lee is well qualified to serve as Lead Director because of his membership in the New York State Bar and extensive experience in both legal and investment sectors across various asset classes, demonstrating significant expertise in capital markets.

Dr. Alcide Barberis has been a Director of the Company as of the Closing of the Business Combination. He is a biotech entrepreneur, Board Member and Executive with over 25 years of management experience in the biotechnology industry, and scientific experience in the private and public research sectors. He is currently CEO & Director of Mabylon AG (since 2017). Before joining Mabylon, he was CEO & President of Humabs BioMed, now a subsidiary of VIR Biotechnology (2013-2016). His career has included senior positions at entrepreneurial startups (Co-Founder of ESBATech AG (1998) and Oncalis AG (2006) and senior Executive Management, R&D Management and Business Development positions. He has been member of the Board of Directors of ESBATech (now a Novartis company, 1998-2004), Oncalis (2006-2012) and EffRx Pharmaceuticals (2016-2023), and he is currently (since March 2023) on the Board of Directors of Ontrack Biomedical. From 2016 through 2021 he was also Coordinator of the Startup Promotion Center of the University of Svizzera Italiana in Lugano, Switzerland. Dr. Barberis earned a PhD in Molecular Biology and Biochemistry from the University of Zürich (1988). Dr. Barberis is well qualified to serve as a Director because of his extensive management and leadership experience in the biotech industry, startup companies, and in the private and public scientific research sectors.

Dr. Seng Chin Mah became a Director of the Company as of the Closing of the Business Combination. Dr. Mah has been Chairman of the Board of BioVersys AG since 2009. He was previously Chief Executive Officer of the Canyon Pharmaceuticals Group AG (2009-2021) and has over 30 years’ experience in the pharma and biotech industry. Prior to Canyon Pharmaceuticals, he was Head of Development of the Integration Office during the integration of Chiron into Novartis (2005-2008) and held other positions at Novartis, including Global Head of Clinical Safety and Epidemiology (2001-2005); Head of Drug Regulatory Affairs Europe (1997-2001); and oversight responsibility for Clinical Quality Assurance (2001-2005). Dr. Mah was also a member of the Novartis Corporate Executive Group (2001-2005) and a member of the Board of Directors for Novartis Europharm Ltd. (1997-2005). During his tenure with Novartis and Ciba (1990-2008), he drove key drug development and regulatory programs, and led major business results including numerous global registrations of major products. He has held several research and academia positions (Ciba-Geigy Ltd., 1987-1988; National University of Singapore, 1989-1990). Dr. Mah was awarded The Frost & Sullivan 2011 Product Differentiation Excellence Award in Parenteral Anticoagulants, which recognized Canyon Pharmaceuticals Group AG for the development and launch of Iprivask® (desirudin for injection). Dr. Mah earned a BS in Pharmacology from University of London (1984) and a PhD in Biochemistry from University of Basel (1987). Dr. Mah is well qualified to serve as a Director because of his extensive knowledge and experience in strategic decision-making, late-stage clinical development and regulatory experience within the Pharma and Biotech industry.

Jin Whan Park has been a Director of the Company since February 2023. Mr. Park has served as Chief Executive Officer of JWP & Partners since founding the firm in 2011. From 2006 to 2012, Mr. Park was Director and Head of Investment Banking at Yuhwa Securities, where he advised on M&A transactions for corporate clients listed on the KOSDAQ. From 2008 to 2009, he was President of Biomass Korea, where he negotiated a supplier contract with Samsung Electronics and oversaw biomass production. From 2001 to 2006, he was Deputy Chief Executive Officer of AdNetworks where he provided investment consulting services for public companies in Korea. From 2000 to 2001, Mr. Park was Chief Financial Officer and Chief Marketing Officer at KRBIZ, which was an IT consulting business with major clients including Samsung, Korea University and Nonghyup Credit Agricole Asset Management. Mr. Park began his career at Hana Bank in their Corporate Finance Unit, where he worked as a loan officer and credit analyst from 1994 to 2000. Mr. Park is an active board member at Sungbo Scholarship Foundation, a family trust established in September 2018 by the founders of Yuhwa Securities. Mr. Park received his BA in Business Administration from Korea University (1994). Mr. Park is well qualified to serve as a Director considering his history of company leadership and track record in executing transactions.

Sang Hyun Kim has been a Director of the Company since June 2024. Mr. Kim currently serves as the Head of Marketing, Private Equity Funds at Korea Daesung Asset Management Co., Ltd. the position held by him since January 2021. Prior to that, Mr. Kim has spent approximately 11 years working in different positions with Samsung Group’s financial business arms which include Samsung Fire and Marine Non-Life Insurance (Corporate Planning and Strategy Department) and Samsung Asset Management (as Chief Strategy Officer and the Regional Managing Director in Beijing, China). Prior to his tenure with Samsung Group, Mr. Kim spent about 6 years working as management consultant at Accenture and A.T. Kearney. Serving as management consultant, Mr. Kim has conducted a number of strategic consulting projects for the clients in financial industry such as major banks, brokers, insurances and credit card companies in Korea. Mr. Kim has passed the High-Level Government Official Examination in 1993 which led him to his government-sector career from 1994 through 2001 during which time he was able to participate in global trade negotiation projects in the field of agricultural goods, and he also joined the Korean National Negotiation Team to represent South Korea in multilateral trade communications such as WTO, APEC and Bilateral Trade Consultations (FTA). Mr. Kim earned his MBA degree from Georgetown University in 2001, and his M.A. (Public Policy) and B.S. (International Economics) from Seoul National University. Mr. Kim is well qualified to serve as a Director because of his extensive experience in both legal and investment sectors across various asset classes, demonstrating significant expertise in capital market.

Hyuk Joo Jee became a Director of the Company upon the Closing of the Business Combination. Mr. Jee has served as a Special Advisor to Chairman at DongKoo Bio Pharma Co., Ltd., a public company in Korea, since January 2024. Prior to joining DongKoo Bio Pharma, Mr. Jee served with HLB Co., Ltd., also a publicly-listed biopharmaceutical company in Korea, as Chief Operating Officer and the Head of Corporate Private Equity leading the firm’s investments and resource allocations over a global pipeline of clinical-stage oncology programs from August 2018 through December 2023. During his tenure at HLB, Mr. Jee led the firm’s global IR, M&As and strategic investment activities. Prior to his careers in the biopharmaceutical industry, Mr. Jee has spent more than 15 years serving with brokerage and investment banking firms, mostly representing their European offices and providing services to the European and global fund clients investing in Korean equities market. Those engagements include Korea Investment Securities Europe (London), Daewoo Securities Europe (London), and Hyundai Securities Europe (London and Seoul) between July 2002 and January 2018. Mr. Jee has started his finance career as an Analyst and Portfolio Manager at Scudder Kemper and Schroders based in Seoul, Korea serving from 1998 to 2002. Mr. Jee has received his B.A. in Business Administration from the Korea University in 1994. Mr. Jee is well qualified to serve as a Director because of his well-balanced career between finance and biopharmaceutical industries, especially leading M&A transactions while serving from executive positions with his previous employer.

Dr. Joong Myung Cho became a Director of the Company upon the Closing of the Business Combination. Dr. Cho has been Chairman and CEO of CG Pharmaceuticals, Inc. since October 2008 and previously served as Chairman and CEO of Hwail Pharmaceuticals Co. Ltd. from August 2013 to December 2022. Dr. Cho is the founder of Crystal Genomics and the former Chairman & President (July 2000 to March 2023). He has over 40 years of experience in biopharmaceutical industry covering from discovery of novel pharmaceuticals through R&D and commercialization. Dr. Cho has previously served as the executive Senior Vice President and Director of R&D Biotech Research Institute at LG Life Science (formerly LG Chem.) from 1984 to 2000. During his tenure, biopharmaceutical R&D at LG became the leading life science company in Korea where it grew from just a few research scientists to several hundred prior to his departure. He has successfully introduced 10 different recombinant products such as growth hormones of human, bovine, and porcine, hepatitis B vaccine, interferon alpha and gamma, GM-CSF, EPO, etc. Moreover, four drug candidates were licensed out to multinational pharmaceutical companies under his supervision and one of them is approved by FDA (US). On the basis of such achievements, Dr. Cho has received many awards and acted as a member of governmental committees. He received his Ph.D. from University of Houston and worked as a post-doc in Baylor College of Medicine. Dr. Cho is an author of more than 80 publications in books and journals including Nature, and an inventor of more than 200 patents filed. Dr. Cho is well qualified to serve as a Director because of long-standing career experiences both as a biotech entrepreneur and the R&D Head of a major life sciences company in Korea (LG Group).

Family Relationships

There are no family relationships among our directors and executive officers.

Number and Terms of Office of Officers and Directors

We have seven directors and five officers. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of our initial directors will expire at our first annual meeting of stockholders.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chairman of the Board, a Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the board of directors.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that each of Drs. Reed, Roberts and Chung and Mr. Park is an “independent director” as defined in the Nasdaq listing standards and applicable SEC rules. Our board of directors also determined that Mr. Euh, who resigned from the Board effective June 21, 2023, was independent. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

The Company does not have any claims, lawsuits, or proceedings against us that, individually or in the aggregate, would be considered material to our business or likely to result in a material adverse effect on our future operating results, financial condition, or cash flows. We may from time to time become subject to a range of actual or potential claims, lawsuits and other legal and administrative proceedings that may arise in the ordinary course of business. Some of these claims, lawsuits and other proceedings may range in complexity and result in substantial uncertainty; it is possible that they may result in damages, fines, penalties, non-monetary sanctions, or relief.

In March of 2025 Company Management became aware of a civil action filed against the Company by Benjamin Securities, Inc. in Supreme Court, New York County, seeking $500,000.00 in brokerage fees and costs the plaintiff alleges are due and owing. The Company intends to manage all valid arrears in its debts and liability accounts as soon as monies become available from anticipated near-term financing arrangements.

The Board of Directors’ Role in Risk Oversight

The board of directors oversees that the assets of our company are properly safeguarded, that the appropriate financial and other controls are maintained, and that our business is conducted wisely and in compliance with applicable laws and regulations and proper governance. Included in these responsibilities is the board of directors’ oversight of the various risks facing our company. In this regard, our board of directors seeks to understand and oversee critical business risks. Our board of directors does not view risk in isolation. Risks are considered in virtually every business decision and as part of our business strategy. Our board of directors recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for our company to be competitive on a global basis and to achieve its objectives.

While the board of directors oversees risk management, company management is charged with managing risk. Management communicates routinely with the board of directors and individual directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.

Our board of directors administers its risk oversight function as a whole by making risk oversight a matter of collective consideration; however, much of the work is delegated to committees, which will meet regularly and report back to the full board of directors. We have established a standing audit committee, compensation committee and corporate governance and nomination committee of our board of directors. The audit committee will oversee risks related to our financial statements, the financial reporting process, accounting and legal matters, the compensation committee will evaluate the risks and rewards associated with our compensation philosophy and programs, and the corporate governance and nomination committee will evaluate risk associated with management decisions and strategic direction.

Committees of the Board of Directors

Upon the consummation of the Business Combination, the Company Board reconstituted its audit committee, compensation committee and corporate governance and nomination committee. The Board of Directors adopted a new charter for each of these committees, which comply with the applicable requirements of current SEC and Nasdaq rules. The Company intends to comply with future requirements to the extent applicable. The Company Board may from time to time establish other committees.

Audit Committee

As of the completion of the Business Combination, the members of our audit committee consist of Mr. Jee, Mr. Lee and Mr. Park, with Mr. Park serving as the chairperson of this audit committee. The composition of the Company’s audit committee will meet the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Each member of the audit committee is financially literate and the “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K will be Mr. Park. This designation does not impose on Mr. Park any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and the board of directors. The audit committee will be directly responsible for, among other things:

●	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

●	ensuring the independence of the independent registered public accounting firm;

●	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

●	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

●	considering the adequacy of our internal controls and internal audit function;

●	reviewing material related party transactions or those that require disclosure; and

●	approving or, as permitted, pre-approving all audit and non-audit services to be performed by our independent registered public accounting firm.

Our Audit Committee Charter is included as an exhibit to our 2024 Annual Report on Form 10-K. You can review the Audit Committee Charter by accessing our public filings at the SEC’s website at www.sec.gov.

Compensation Committee

As of the completion of the Business Combination, the members of the Company’s compensation committee consist of Dr. Barberis, Dr. Mah and Mr. Kim, with Dr. Mah serving as the chairperson. Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code, and meets the requirements for independence under the current Nasdaq listing standards. The New OSR Holdings compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

●	administering our stock and equity incentive plans;

●	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and;

●	reviewing our overall compensation philosophy.

Our Compensation Committee Charter is attached as Exhibit 99.2 to the Company’s Form S-1 filed with the SEC on April 29, 2022 and is incorporated herein by reference. You can review the Audit Committee Charter by accessing our public filings at the SEC’s website at www.sec.gov.

Corporate Governance and Nomination Committee

As of the completion of the Business Combination, the members of Company’s corporate governance and nomination committee consists of Mr. Lee, Dr. Mah, Dr. Cho, Mr. Park and Mr. Jee with Mr. Lee serving as the chairperson. Each member of this committee meets the requirements for independence under the current Nasdaq listing standards. The Company’s corporate governance and nomination committee will be responsible for, among other things:

●	determining the qualifications, qualities, skills and other expertise required to be a director of the Company, and developing and recommending to the Board for approval criteria to be considered in selecting nominees for director;

●	identifying, reviewing and making recommendations of candidates to serve on the Board, including incumbent directors for reelection;

●	evaluating the performance of the Board, committees of the Board and individual directors and determining whether continued service on the Board is appropriate;

●	periodically reviewing and making recommendations to the Board regarding the Company’s process for stockholder communications with the Board, and making such recommendations to the Board with respect thereto;

●	evaluating nominations by stockholders of candidates for election to the Company Board;

●	evaluating the structure and organization of the Board and its committees and making recommendations to the Board for approvals;

●	periodically reviewing the Company’s corporate governance guidelines and code of business conduct and ethics and recommending to the Board any changes to such policies and principles;

●	reviewing periodically the nominating and corporate governance committee charter and recommending any proposed changes to the Board, including undertaking an annual review of its own performance.

Our Corporate Governance and Nomination Committee Charter is included as an exhibit to our 2024 Annual Report on Form 10-K. You can review the Compensation Committee Charter by accessing our public filings at the SEC’s website at www.sec.gov.

Code of Ethics

The Company adopted a code of ethics that applies to all of its employees, officers and directors, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Company intends to disclose future amendments to its code of business conduct and ethics, or any waivers of such code, on its website.

Insider Trading Policy

Subsequent to the consummation of the Initial Public Offering, the Company adopted an insider trading policy which requires insiders to (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material non-public information and (ii) to clear all trades with the Company’s legal counsel or compliance officer prior to execution. In addition, the Company’s Sponsor and any other holders of the Company’s common stock prior to the Initial Public Offering (or their permitted transferees (the “Initial Stockholders”)) have agreed to waive their redemption rights with respect to their Founder Shares, Placement Shares and Public Shares in connection with the completion of a Business Combination. A copy of the Company’s Insider Trading Policy has been filed as Exhibit 19.1 to our 2024 Annual Report on Form 10-K. You can review the Insider Trading Policy by accessing our public filings at the SEC’s website at www.sec.gov.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for the Company’s executive officers who are named in the “2024 Summary Compensation Table” below. In 2024, the Company’s “named executive officers” and their positions at year-end were as follows:

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that the Company adopts following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion.

2024 Summary Compensation Table

The following table sets forth information concerning the compensation of the Company’s named executive officers for the year ended December 31, 2024.

Name and Principal Position	Salary ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total
Kuk Hyoun Hwang	0	0	0	0	0
Chairman of the Board of Directors

Sang Hoon Kim	84,020	0	0	0	84,020
Chief Executive Officer

Gihyoun Bang,
Chief Financial Officer	47,367	0	0	0	47,367

Narrative to Summary Compensation Table

None of our officers has received any cash compensation for services rendered to us. We have paid and will continue to pay an affiliate of our Sponsor a total of $7,500 per month for office space, utilities and secretarial and administrative support. Upon completion of our initial business combination, we will cease paying these monthly fees. No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our Sponsor, officers, directors or any affiliate of our Sponsor, officers or directors, prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is) except that we may pay BCM and/or any of its affiliates, partners or employees a fee for financial advisory services rendered in connection with our identification, negotiation and consummation of our initial business combination; the amount of any fee we pay to BCM and/or any of its affiliates, partners or employees will be based upon the prevailing market for similar services for such transactions at such time, and will be subject to the review of our audit committee pursuant to the audit committee’s policies and procedures relating to transactions that may present conflicts of interest. Our officers and directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers, directors, advisors or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such payments, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

During 2023, our Sponsor transferred 20,000 founder shares to each of Drs. Chung, Reed and Roberts and Messrs. Euh and Park for their board service and Mr. Yoo for his service as chief financial officer. Our Sponsor additionally transferred 20,000 private placement warrants to each of Dr. Reed for his service as chairman of the board of directors, Dr. Chung for his service as chair of the audit committee, and Mr. Yoo for his service as chief financial officer. No officer or director has received any compensation for services rendered to us during the year ended December 31, 2024.

Employment Agreements

We do not have an employment agreement with any member of our management team.

Equity-Based Incentive Awards

As previously reported by the Company’s Current Report on Form 8-K dated February 14, 2025, the Company held a special meeting of its stockholders on February 13, 2025 (the “February 13, 2025 Special Meeting”). At the February 13, 2025, Special Meeting, the Company’s stockholders approved the Company’s 2025 Omnibus Incentive Plan (“Omnibus Plan”). A description of the material terms of the Omnibus Plan is set forth below. This summary is qualified in its entirety by reference to the complete text of the Omnibus Plan, a copy of which is attached as Exhibit 10.3 to this prospectus.

Outstanding Equity Awards at Fiscal Year End

None of our named officers had been granted options, or received any other type of equity compensation, during the fiscal years ended December 31, 2024 and 2023.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the fiscal years ended December 31, 2024 and 2023.

Other Compensation and Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, and vision plans, in each case on the same basis as all of our other employees. We pay the premiums for the medical, disability, and accidental death and dismemberment insurance for all of our employees, including our named executive officers. We generally do not provide perquisites or personal benefits to our named executive officers.

Equity Benefit Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees, consultants, and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain, and motivate employees, consultants, and directors, and encourages them to devote their best efforts to our business and financial success. The Omnibus Plan includes the features set forth below.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	0	n/a	6,300,000
Equity compensation plans not approved by security holders	0	n/a	0
Total	0	n/a	6,300,000

Awards Granted Prior to Filing Date	No stock-based compensation awards were granted prior to the filing date.

Shares Available	As of the filing date, a total of 6,300,000 shares remained available for issuance under the Omnibus Plan.

Future Considerations	The Company may consider issuing equity-based awards in future periods as part of its strategy to attract and retain key personnel.

The Omnibus Plan is intended to (i) provide eligible individuals with an incentive to contribute to the Company’s success and to operate and manage the Company’s business in a manner that provides for long-term growth and profitability and that benefits stockholders and other important stakeholders, including Company employees and customers, and (ii) provide a means of recruiting, rewarding, and retaining key personnel.

Equity awards may be granted under the Omnibus Plan to officers, directors, including non-employee directors, other employees, advisors, consultants or other service providers of the Company or the Company’s subsidiaries or other affiliates, and to any other individuals who are approved by the Committee (as defined below) as eligible to participate in the Omnibus Plan. As of January 29, 2025, there are 26 employees or directors that are eligible to participate in the Omnibus Plan, but we expect that 17 employees, including each of the Company’s named executive officers, and approximately 9 non-employee directors, consultants, and advisors of the Company will be eligible to participate in the Omnibus Plan after the consummation of the Business Combination. Only the Company’s employees or employees of the Company’s corporate subsidiaries are eligible to receive incentive stock options.

The Omnibus Plan became effective on January 29, 2025, the date it was adopted by the Company Board (the “Effective Date”). The Omnibus Plan will terminate automatically at 11:59PM ET on the day before the tenth (10th) anniversary of the Effective Date unless earlier terminated by the Board or in accordance with the terms of the Omnibus Plan.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

On July 30, 2020, we issued an aggregate of 1,437,500 founder shares to our Sponsor for an aggregate purchase price of $25,000 in cash, or approximately $0.017 per share. On April 25, 2022, we executed a stock split, resulting in an aggregate of 1,725,000 founder shares held by our Sponsor (of which up to 225,000 shares were subject to forfeiture in the event the underwriter’s Over-Allotment Option was not exercised in full). At the closing of our IPO, our Sponsor transferred 20,000 founder shares to each of our directors and 20,000 placement warrants each to our directors who are serving as our Chairman of the Board of Directors and the chair of our audit committee. On March 23, 2023, our Sponsor also transferred 20,000 founder shares and 20,000 placement warrants to Mr. Yoo for his service as Chief Financial Officer.

Our Sponsor purchased an aggregate of 430,000 Private Placement Units at a price of $10.00 per unit, for an aggregate purchase price of $4,300,000, at the closing of our IPO. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the founder shares or placement shares, and the placement warrants and placement rights will expire worthless if we do not consummate a business combination on or prior to the time provided in the Company’s Charter (as subject to extension).

On March 31, 2022, our Sponsor entered into a promissory note with BCM Europe in the principal amount of $3,400,000 with a maturity date of December 9, 2023 (the “BCM Europe Note”). The proceeds of the BCM Europe Note were used to fund our Sponsor’s purchase of the Private Placement Units. The BCM Europe Note is convertible at the election of either our Sponsor or BCM Europe into (i) 310,000 Units identical to the Private Placement Units held by our Sponsor, (ii) 370,000 founder shares held by our Sponsor, and (iii) 60,000 warrants held by our Sponsor. The BCM Europe Note was amended on March 27, 2024 to extend the maturity date to the earlier of (i) December 31, 2024 or (ii) the date on which the Company consummates a Business Combination. Additionally, on February 2, 2023, our Sponsor entered into a promissory note with BCM Europe in the principal amount of $2,000,000 with a maturity date of February 2, 2024 (the “BCM Europe Note 2023”). The proceeds of the BCM Europe Note 2023 will be used, if necessary, to fund expenses in connection with our initial business combination. The BCM Europe Note 2023 is not convertible into any BLAC securities held by our Sponsor. The BCM Europe Note 2023 was amended on April 12, 2024 to extend the maturity date to the earlier of (i) December 31, 2024 or (ii) the date on which the Company consummates a Business Combination. As of the date of the filing of this Annual Report on Form 10-K, the outstanding balance of the BCM Europe Note and the BCM Europe Note 2023 is $4,700,000.

Our Sponsor had loaned to us $1,200,000 under promissory notes which was used to pay a portion of the expenses of our IPO. These loans were non-interest bearing, unsecured and were due at the earlier of November 29, 2023 or the closing of our IPO. At the closing of our IPO, the promissory notes were deemed to be repaid and settled in connection with the private placement.

We may pay BCM and/or any of its affiliates, partners or employees a fee for financial advisory services rendered in connection with our identification, negotiation and consummation of our initial business combination. The amount of any fee we pay to BCM and/or any of its affiliates, partners or employees will be based upon the prevailing market for similar services for such transactions at such time, and will be subject to the review of our audit committee pursuant to the audit committee’s policies and procedures relating to transactions that may present conflicts of interest.

Commencing on the date of our prospectus issued in connection with our IPO, we have agreed to pay BCM, an affiliate of members of our Sponsor, a total of $7,500 per month for office space, utilities and secretarial and administrative support. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees.

Other than the foregoing, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our Sponsor, officers, directors or any affiliate of our Sponsor, officers, directors prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers, directors, advisors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our Sponsors, officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,000,000 of such loans may be convertible into Units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. The Units issuable upon conversion of the working capital loans would be identical to the placement units. The terms of such loans by our Sponsor, officers and directors or their affiliates, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our Sponsor, officer and directors or their affiliates as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account. Loans made by Chardan or any of its related persons, if any, will not be convertible into any of our securities and Chardan and its related persons will have no recourse with respect to their ability to convert their loans into any of our securities.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

The holders of the founder shares, equity participation shares, placement units, and units that may be issued upon conversion of working capital loans (and in each case holders of their component securities, as applicable) have registration rights to require us to register a sale of any of our securities held by them pursuant to a registration rights agreement signed in connection with our IPO. These holders will be entitled to make up to two demands, excluding short form registration demands, that we register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by us. Chardan may not exercise its demand and “piggyback” registration rights after five and seven years, respectively, after the effective date of the registration statement and may not exercise its demand rights on more than one occasion.

Additionally, on the Closing Date, the Company entered into Lock-up Agreements (the “Lock-Up Agreements”) with Bellevue Capital Management LLC (“BCM”), BCM Europe AG (“BCME”), Sung Jae Yu, and Sung Hoon Chung (together, the “Holders”), pursuant to which the Holders are contractually restricted from selling or transferring between 70%-100% of their shares of Company Common Stock received in the Share Exchange (the “Lock-Up Shares”). Such restrictions became applicable commencing from the Closing Date and end (i) with respect to BCM and BCME, on the 36-month anniversary of the Closing Date; and (ii) with respect to Sung Jae Yu and Sung Hoon Chung, on January 1, 2026.

Promissory Notes with Related Parties

On June 23, 2023, the Company issued an unsecured promissory note (the “Note”) in the principal amount of $200,000 to the Sponsor to fund working capital requirements. The Note is non-interest bearing and is payable in full on the earlier of: (i) December 31, 2024 or (ii) the date on which the Company consummates a Business Combination. In the event that the Company does not consummate a business combination, the Note will be repaid only from amounts remaining outside of the Company’s Trust Account, if any. At the Sponsor’s discretion, the principal balance of the Note may be converted at any time prior to the consummation of a Business Combination into Units identical to the Private Placement Units at a price of $10.00 per Unit. The Company repaid the promissory note on December 4, 2023.

On November 13, 2023, the Company issued an unsecured promissory note (the “BCM Note”) in the principal amount of $180,000 to BCM to fund the payment to extend the date to consummate an initial business combination to February 14, 2023. The BCM Note is non-interest-bearing and is payable in full on the earlier of: (i) December 31, 2024, or (ii) the date on which the Company consummates a Business Combination. In the event that the Company does not consummate a business combination, the BCM Note will be repaid only from amounts remaining outside of the Company’s Trust Account, if any. The Company repaid the BCM Note on December 4, 2023.

As previously reported by the Company on its Current Report Form 8-K filed on February 9, 2024, on that date the Company issued an unsecured promissory note in the principal amount of $75,000 to Jun Chul Whang, a member of the Company’s Board of Directors (the “Jun Chul Whang Promissory Note.”)

Also on February 9, 2024, $60,000 was deposited in the trust account in connection with the extension of the date by which the Company must consummate a business combination from February 14, 2024 to March 14, 2024.

The Jun Chul Whang Promissory Note is not interest bearing and is payable in full on the earlier of: (i) August 9, 2024 or (ii) the date on which the Company consummates an initial business combination. In the event that the Company does not consummate a business combination on or prior to the time provided in the Company’s Amended and Restated Certificate of Incorporation (as subject to extension), Mr. Whang agrees to forgive the principal balance of the Jun Chul Whang Promissory Note, except to the extent of any funds remaining outside of the Company’s trust account, if any. The following shall constitute an event of default: (i) a failure to pay the principal within five business days of the maturity date and (ii) the commencement of a voluntary or involuntary bankruptcy action. The foregoing description of the Jun Chul Whang Promissory Note is qualified in its entirety by reference to the full text of the note, a copy of which is filed as Exhibit 10.1 to the February 9, 2024 Form 8-K and incorporated herein by reference.

As previously reported by the Company on its Current Report Form 8-K filed on March 13, 2024, on March 8, 2024 the Company issued an unsecured promissory note in the principal amount of $60,000 to Josh Pan, an individual member of Bellevue Capital Management, LLC, which wholly owns Bellevue Global Life Sciences Investors, LLC, the sponsor of the Company (the “Pan Promissory Note”).

On March 12, 2024, $60,000 was deposited in the trust account in connection with the extension of the date by which the Company must consummate a business combination from March 14, 2024 to April 15, 2024.

The Pan Promissory Note is not interest bearing and is payable in full on the earlier of: (i) August 8, 2024 or (ii) the date on which the Company consummates an initial business combination. In the event that the Company does not consummate a business combination on or prior to the time provided in the Company’s Amended and Restated Certificate of Incorporation (as subject to extension), Mr. Pan agrees to forgive the principal balance of the Promissory Note, except to the extent of any funds remaining outside of the Company’s trust account, if any. The following shall constitute an event of default: (i) a failure to pay the principal within five business days of the Maturity Date and (ii) the commencement of a voluntary or involuntary bankruptcy action.  The foregoing description of the Pan Promissory Note is qualified in its entirety by reference to the full text of the Note, a copy of which is filed as Exhibit 10.1 to Company’s March 13, 2024 Form 8-K and incorporated herein by reference.

As previously reported by the Company on its Current Report Form 8-K filed on April 11, 2024, on that date the Company issued an unsecured promissory note in the principal amount of $1,200,000 to Bellevue Global Life Sciences Investors, LLC (“BGLSI”), the sponsor of the Company. On April 9, 2024, $60,000 was deposited in the trust account in connection with the extension of the date by which the Company must consummate a business combination from April 15, 2024 to May 14, 2024.

The BGLSI Promissory Note is not interest bearing and is payable in full on the earlier of: (i) December 31, 2024 or (ii) the date on which the Company consummates an initial business combination. In the event that the Company does not consummate a business combination on or prior to the time provided in the Company’s Amended and Restated Certificate of Incorporation (as subject to extension), BGLSI agrees to forgive the principal balance of the Promissory Note, except to the extent of any funds remaining outside of the Company’s trust account, if any. The following shall constitute an event of default: (i) a failure to pay the principal within five business days of the Maturity Date and (ii) the commencement of a voluntary or involuntary bankruptcy action. The foregoing description of the BGLSI Promissory Note is qualified in its entirety by reference to the full text of the Note, a copy of which is filed as Exhibit 10.1 to the Company’s April 11, 2024 Form 8-K and incorporated herein by reference.

As previously reported by the Company on Form 8-K dated April 22, 2024, on that date the Company issued an unsecured promissory note in the principal amount of $50,000 (the “April 17, 2024 Promissory Note”) to Bellevue Global Life Sciences Investors LLC (“BGLSI”), the sponsor of the Company.

The April 17, 2024 Promissory Note is not interest bearing and is payable in full on the earlier of: (i) December 31, 2024 or (ii) the date on which the Company consummates an initial business combination. In the event that the Company does not consummate a business combination on or prior to the time provided in the Company’s Amended and Restated Certificate of Incorporation (as subject to extension), BGLSI agrees to forgive the principal balance of the April 17, 2024 Promissory Note, except to the extent of any funds remaining outside of the Company’s trust account, if any. The following shall constitute an event of default: (i) a failure to pay the principal within five business days of the Maturity Date and (ii) the commencement of a voluntary or involuntary bankruptcy action. The foregoing description of the April 17, 2024 Promissory Note is qualified in its entirety by reference to the full text of the April 17, 2024 Promissory Note, a copy of which is filed as Exhibit 10.1 to the Company’s April 22, 2024 Form 8-K and incorporated herein by reference.

As previously reported by the Company on Form 8-K dated May 14, 2024, on that date the Company issued an unsecured promissory note in the principal amount of $140,000 (the “May 14, 2024 Promissory Note”) to Bellevue Global Life Sciences Investors LLC (“BGLSI”), the sponsor of the Company.

The May 14, 2024 Promissory Note is not interest bearing and is payable in full on the earlier of: (i) December 31, 2024 or (ii) the date on which the Company consummates an initial business combination. In the event that the Company does not consummate a business combination on or prior to the time provided in the Company’s Amended and Restated Certificate of Incorporation (as subject to extension), BGLSI agrees to forgive the principal balance of the Promissory Note, except to the extent of any funds remaining outside of the Company’s trust account, if any. The following shall constitute an event of default: (i) a failure to pay the principal within five business days of the Maturity Date and (ii) the commencement of a voluntary or involuntary bankruptcy action. The foregoing description of the May 14, 2024 Promissory Note is qualified in its entirety by reference to the full text of the May 14, 2024 Promissory Note, a copy of which is filed as Exhibit 10.1 to the Company’s May 14, 2024 Form 8-K and incorporated herein by reference.

As previously reported by the Company on Form 8-K dated July 11, 2024, on that date the Company issued an unsecured promissory note (the “July 11, 2024 Promissory Note”) in the principal amount of $300,000 to Bellevue Global Life Sciences Investors, LLC (“BGLSI”), the sponsor of the Company.

The July 11, 2024 Promissory Note is not interest bearing and is payable in full on the earlier of: (i) December 31, 2024 or (ii) the date on which the Company consummates an initial business combination. In the event that the Company does not consummate a business combination on or prior to the time provided in the Company’s Amended and Restated Certificate of Incorporation (as subject to extension), BGLSI agrees to forgive the principal balance of the Promissory Note, except to the extent of any funds remaining outside of the Company’s trust account, if any. The following shall constitute an event of default: (i) a failure to pay the principal within five business days of the Maturity Date and (ii) the commencement of a voluntary or involuntary bankruptcy action. The foregoing description of the July 11, 2024 Promissory Note is qualified in its entirety by reference to the full text of the Promissory Note, a copy of which is filed as Exhibit 10.9 to this prospectus and incorporated herein by reference.

As previously reported by the Company on Form 8-K dated October 10, 2024, on that date, the Company issued an unsecured promissory note (the “October 10, 2024 Promissory Note”) in the principal amount of $40,000 to Jun Chul Whang, a member of the Company’s Board.

The October 10, 2024 Promissory Note is not interest bearing and is payable in full on the earlier of: (i) November 9, 2024, (ii) at such time the Company raises additional working capital funds, or (iii) the date on which the Company consummates an initial business combination. In the event that the Company does not consummate a business combination on or prior to the time provided in the Company’s Amended and Restated Certificate of Incorporation (as subject to extension), Mr. Whang agrees to forgive the principal balance of the Promissory Note, except to the extent of any funds remaining outside of the Company’s trust account, if any. The following shall constitute an event of default: (i) a failure to pay the principal within five business days of the Maturity Date and (ii) the commencement of a voluntary or involuntary bankruptcy action. The foregoing description of the Promissory Note is qualified in its entirety by reference to the full text of the Promissory Note, a copy of which is filed as Exhibit 10.1 to the Company’s October 10, 2024 Form 8-K and incorporated herein by reference.

As previously reported by the Company on Form 8-K dated September 20, 2024, on that date the company and Mr. Whang entered into an amendment (the “Whang Promissory Note Amendment”) to extend the maturity date of the Whang Promissory Note to the earlier of (i) March 31, 2025 and (ii) the date on which the Company consummates an initial business combination. No other terms of the Whang Promissory Note were amended. The foregoing description of the Whang Promissory Note Amendment is qualified in its entirety by reference to the full text of the amendment, a copy of which is filed as Exhibit 10.10 to this prospectus and incorporated herein by reference.

As previously reported by the Company on Form 8-K dated September 20, 2024, on that date the company and Mr. Pan entered into an amendment (the “Pan Promissory Note Amendment”) to extend the maturity date of the Pan Promissory Note to the earlier of (i) March 31, 2025 and (ii) the date on which the Company consummates an initial business combination. No other terms of the Pan Promissory Note were amended. The foregoing description of the Pan Promissory Note Amendment is qualified in its entirety by reference to the full text of the amendment, a copy of which is filed as Exhibit 10.11 to this prospectus and incorporated herein by reference.

As also previously disclosed by the Company in its Current Reports on Form 8-K filed with the Securities and Exchange Commission on (i) April 11, 2024, (ii) April 22, 2024, (iii) May 14, 2024, and (iv) July 16, 2024, the Company issued unsecured promissory notes (each, a “Sponsor Promissory Note” and, collectively, the “Sponsor Promissory Notes”) to Bellevue Global Life Sciences Investors, LLC, the Company’s sponsor (“Sponsor”), on (i) April 8, 2024, (ii) April 17, 2024, (iii) May 14, 2024, and (iv) July 11, 2024, in the principal amounts of (i) $1,200,000, (ii) $50,000, (iii) $140,000, and (iv) $300,000, respectively. As previously reported by the Company on Form 8-K dated January 10, 2025, on January 9, 2025, the Company and Sponsor entered into an amendment (the “Sponsor Promissory Notes Amendment”) to extend the maturity date of each Sponsor Promissory Note to the earlier of (i) September 30, 2025 and (ii) the date on which the Company consummates an initial business combination. No other terms of the Sponsor Promissory Notes were amended. The foregoing description of the Sponsor Promissory Notes Amendment is qualified in its entirety by reference to the full text of the Promissory Notes Amendment, a copy of which is filed as Exhibit 10.1 to the Company’s January 10, 2025 Current Report on Form 8-K and incorporated herein by reference.

On January 23, 2025, the Company and Sponsor entered into a second amendment to amend the maturity date of each Sponsor Promissory Note to provide that each Sponsor Promissory Note matures on September 30, 2025, irrespective of whether the Company consummates an initial business combination prior to September 30, 2025. No other terms of the Sponsor Promissory Notes were amended. The foregoing description of the Second Amendment to the Sponsor Promissory Notes is qualified in its entirety by reference to the full text of the Second Amendment to the Sponsor Promissory Notes, a copy of which is filed as Exhibit 10.1 to the Company’s January 23, 2025 Current Report on Form 8-K and incorporated herein by reference.

As previously reported by the Company on Form 8-K dated October 28, 2024, on that date the Company advanced a loan to OSR in the amount of $300,000 evidenced by a promissory note (the “the Company Promissory Note”) that bears interest at a rate of 3.96% per annum, compound semi-annually, and is due on October 25, 2025. Interest is payable only on maturity. The following events constitute an event of default under the Company Promissory Note: (i) a failure to pay the outstanding balance due within five (5) business days of the Maturity Date and (ii) the commencement of a voluntary or involuntary bankruptcy action. The funds were to be used by OSR for working capital and other expenses of OSR.

The Company Promissory Note is filed as Exhibit 10.1 to the Company’s Form 8-K filing of October 28, 2024 and is incorporated herein by reference. The disclosures set forth herein are intended to be summaries only and are qualified in their entirety by reference to the Company Promissory Note.

Related Party Policy

We have not yet adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

We have adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our board of directors (or the appropriate committee of our board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company.

In addition, our audit committee is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of our Sponsor, officers or directors unless we have obtained an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions that our initial business combination is fair to our company from a financial point of view and a majority of our disinterested independent directors approve such business combination. Furthermore, no finder’s fees, reimbursements, consulting fee, monies in respect of any payment of a loan or other compensation will be paid by us to our Sponsor, officers, directors or any affiliate of our Sponsor, officers, directors prior to, for services rendered to us prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, the following payments will be made to our Sponsor, officers, directors or our or their affiliates, none of which will be made from the proceeds of our IPO held in the Trust Account prior to the completion of our initial business combination:

●	Payment to an affiliate of our Sponsor of $7,500 per month for office space, utilities and secretarial and administrative support until the closing of our initial business combination;

●	We may pay BCM and/or any of its affiliates, partners or employees a fee for financial advisory services rendered in connection with our identification, negotiation and consummation of our initial business combination; the amount of any fee we pay to BCM and/or any of its affiliates, partners or employees will be based upon the prevailing market for similar services for such transactions at such time, and will be subject to the review of our audit committee pursuant to the audit committee’s policies and procedures relating to transactions that may present conflicts of interest;

●	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and

●	Repayment of loans which may be made by our Sponsor, officers and directors or their affiliates to finance transaction costs in connection with an intended initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. Up to $1,000,000 of such loans may be convertible into Units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. The Units issuable upon conversion of the working capital loans would be identical to the placement units. Loans made by Chardan or any of its related persons, if any, will not be convertible into any of our securities and Chardan and its related persons will have no recourse with respect to their ability to convert their loans into any of our securities.

Our audit committee has reviewed all payments that were made to our Sponsor, officers, directors, advisors or our or their affiliates.

Some officers and directors of the Company, including Kuk Hyoun Hwang, have interests in the business combination with OSR Holdings Ltd. as individuals that are in addition to, and that may be different from, the interests of Company stockholders. Mr. Hwang is the Chief Executive Officer and a member of the Board of Directors of the Company and Chairman of the Board of OSR. The Board of Directors of the Company formed a separate committee (the “M&A Committee”), consisting of independent directors, to review and consider these interests during the negotiation of the Business Combination Agreement, the A&R BCA, and the First Amendment to the A&R BCA and in evaluating and unanimously approving, as members of the Company Board, the Business Combination Agreement, the A&R BCA and the First Amendment to the A&R BCA.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock following the consummation of the Business Combination based on the information obtained from the persons named below, with respect to the beneficial ownership of shares, by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

●	each of our executive officers, directors and directors that beneficially owns shares of our common stock; and

●	all our executive officers, directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed below has sole voting and investment power with respect to such shares.

The beneficial ownership of the Company’s Common Stock is based on 19,276,978 shares of the Company’s Common Stock issued and outstanding as of May 20, 2025.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	% of Ownership
Officer and Directors After the Transactions
Kuk Hyoun Hwang(2)	13,069,104	67.8%
Jun Chul Whang(3)	—	*
Gihyoun Bang	—	*
Sang Hoon Kim	—	*
Alcide Barberis	—	*
Joong Myung Cho	—	*
Hyuk Joo Jee	—	*
Sang Hyun Kim	—	*
Phil Geon Lee	—	*
Seng Chin Mah	—	*
Jin Whan Park(4)	20,000	*
All such executive officers and directors as a group (11 individuals)	13,089,104	67.9%
Greater than 5% Stockholders**
Bellevue Global Life Sciences Investors LLC(5)	1,332,500	6.9%
BCM Europe AG(6)	8,612,634	44.7%
Bellevue Capital Management LLC	3,123,970	16.2%

*	Less than one percent.

(1)	Unless otherwise noted, the address of each beneficial owner is c/o OSR Holdings, Inc., 10900 NE 4th Street, Suite 2300, Bellevue, WA 98004.

(2)	Interest consists of (i) 1,725,000 founder shares of the Company’s Common Stock, (ii) the transfer of 34,500 shares of the Company’s common stock to Chardan Capital Markets, LLC (“Chardan”), (iii) 430,000 placement shares held of record by Bellevue Global Life Sciences Investors LLC (“BGLSI”), (iv) the transfer of 120,000 shares of the Company’s Common Stock by BGLSI to officers and directors of the Company at the time of its initial public offering, and (v) the transfer of 310,000 private placement units held by BGLSI and 370,000 founder shares held by BGLSI to BCM Europe AG (“BCME”). BGLSI’s ownership an additional 12,000 shares underlying the private placement rights that convert at the closing of the Business Combination and the shares of the Company’s Common Stock held by BCME and Bellevue Capital Management LLC (“BCM”) upon the closing of the Business Combination. Mr. Hwang is the founder and managing partner of BCM, the general partner of BGLSI, and has voting and dispositive power over the shares.

(3)	Interest does not include shares of the Company’s Common Stock held by BGLSI. Mr. Whang is a minority owner of BCM but has no voting or dispositive power over the shares of the Company’s Common Stock held by BGLSI.

(4)	BGLSI transferred 20,000 shares of the Company’s common stock to Mr. Park.

(5)	Interest consists of (i) 1,725,000 founder shares of the Company’s Common Stock, (ii) the transfer of 34,500 shares of the Company’s Common Stock to Chardan, (iii) 430,000 placement shares held of record by BGLSI, (iv) the transfer of 120,000 shares of the Company’s Common Stock by BGLSI to officers and directors of BLAC at the time of its initial public offering, and (v) the transfer of 310,000 private placement units identical held by BGLSI and 370,000 founder shares held by BGLSI to BCME. BGLSI’s ownership post-closing includes an additional 12,000 shares underlying the private placement rights that converted at the closing of the Business Combination. Mr. Hwang is the founder and managing partner of BCM, the general partner of BGLSI, and has voting and dispositive power over the shares.

(6)	Interest consists of the 370,000 founder shares and 310,000 private placement units (including the exercise of 310,000 private placement warrants into 310,000 shares of the Company’s Common Stock, the conversion of 310,000 private placement rights into 31,000 shares of the Company’s Common Stock, and the exercise of 60,000 private placement warrants that were also transferred to BCME by BGLSI pursuant to the promissory note into 60,000 shares of the Company’s Common Stock) and 581,031 shares of OSR Common Stock held by BCME prior to the closing of the Business Combination. The 581,031 shares of OSR Common Stock were exchanged for 7,531,634 shares of the Company’s Common Stock upon the consummation of the Business Combination. BCME is a wholly-owned subsidiary of BCM. The business address of BCME is Gotthardstrasse 26 6300 Zug Switzerland.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws. Copies of these documents have been filed with this prospectus.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001 per share and 1,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Pursuant to the Charter, the Company is authorized to issue 100,000,000 shares of Common Stock, $0.0001 par value.

As of May 20, 2025, there were 19,276,978 shares of common stock, par value $0.0001 per share issued and outstanding. As of December 31, 2023, there were 2,155,000 shares of Common Stock outstanding, excluding 3,467,954 shares of common stock subject to possible redemption that are reflected in temporary equity in the consolidated balance sheets.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders.

Warrants

As of December 31, 2024 and 2023, there were 7,330,000 Warrants outstanding. The Warrants that are a part of the Units (the “Warrants”) may be exercised at a price of $11.50 per share, subject to adjustment as described in this prospectus. The Public Warrants will become exercisable on 30 days after the completion of a Business Combination.

The Warrants have an exercise price of $11.50 per share and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. Redemption of warrants when the price per Common Stock equals or exceeds $16.50. Once the Warrants become exercisable, the Company may call the Warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per Warrant;

●	upon not less than 30 days’ prior written notice of redemption given after the Warrants become exercisable;

●	if, and only if, the reported last sale price of the Common Stock equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the Warrants become exercisable and ending three business days before the date on which the Company sends the notice of redemption to the Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying such Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the shares of Common Stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions.

The exercise price and number of shares of Common Stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of Common Stock at a price below their respective exercise prices. Additionally, in no event will the Company be required to net cash settle the warrants.

In addition, if (x) the Company issues additional shares of Common Stock or equity-linked securities for capital raising purposes in connection with the closing of its initial business combination at an issue price or effective issue price of less than $9.50 per share of Common Stock (with such issue price or effective issue price to be determined in good faith by the Company’s Board), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial business combination (net of redemptions), and (z) the Market Value is below $9.50 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Value, and the $16.50 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 165% of the Market Value.

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share. As of December 31, 2024 and 2023, there were no shares of preferred stock issued or outstanding.

Registration Rights

The holders of Founder Shares, Private Placement Units (including component securities contained therein), and Units (including component securities contained therein) that may be issued upon conversion of Working Capital Loans will be entitled to registration rights pursuant to a registration rights agreement signed prior to the effective date of the Initial Public Offering, requiring the Company to register such securities for resale. The holders of the majority of these securities are entitled to make up to two demands, excluding short form demands, that the Company register such securities. In addition, these holders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the completion of the Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements. Chardan may not exercise its demand and “piggyback” registration rights after five and seven years, respectively, after the effective date of the registration statement of which this prospectus forms a part and may not exercise its demand rights on more than one occasion.

Anti-Takeover Provisions

The Amended Charter and the Amended Bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

●	a requirement that special meetings of stockholders be called only by the chairperson of the board of directors, the chief executive officer, or by the directors entitled to cast a majority of the votes of the whole board of directors;

●	advance notice requirements for stockholder proposals and nominations for election to our board of directors; and

●	the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

These anti-takeover provisions and other provisions in the Company Charter and the Company Bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or delay or impede a merger, tender offer or proxy contest involving the Company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause the Company to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in the Company’ board of directors could cause the market price of our common stock to decline.

In addition, because we are incorporated in Delaware and our certificate of incorporation has not opted out of the application of Section 203 of the DGCL, we are governed by the provisions of Section 203 of the DGCL.

In general, Section 203 of the DGCL prohibits a Delaware corporation that is listed on a national securities exchange or held of record by more than 2,000 stockholders from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time such stockholder becomes an interested stockholder, unless the business combination is approved in one of the manners described below. A “business combination” includes, among other things, certain mergers, asset or stock sales or other transactions together resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203 of the DGCL, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

●	at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66⅔% of the outstanding voting stock which is not owned by the interested stockholder.

Under certain circumstances, Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the corporation for a three-year period. This provision may encourage persons interested in acquiring the Company to negotiate in advance with the board of directors of the Company. Section 203 of the DGCL also may have the effect of preventing changes in the Company board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitations on Liability and Indemnification

The DGCL authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Company’s certificate of incorporation includes a provision that eliminates the personal liability of directors for damages for any breach of fiduciary duty as a director where, in civil proceedings, the person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the Company or, in criminal proceedings, where the person had no reasonable cause to believe that his or her conduct was unlawful.

The Company’s bylaws provide that the Company must indemnify and advance expenses to its directors and officers to the fullest extent authorized by the DGCL. The Company also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for its directors, officers, and certain employees for some liabilities. The Company believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in the certificate of incorporation and bylaws may discourage stockholders from bringing lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, your investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of the Company’s directors, officers, or employees for which indemnification is sought.

Corporate Opportunities

The certificate of incorporation provides for the renouncement by the Company of any interest or expectancy of the Company in, or being offered an opportunity to participate in any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into possession of, any director of the Company who is not an employee or officer of the Company or any of its subsidiaries, unless such matter, transaction, or interest is presenting to, or acquired, created, or developed by, or otherwise comes into the possession of a director of the Company expressly and solely in that director’s capacity as a director of the Company.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, the Company’s stockholders will have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of the Company’s stockholders may bring an action in the Company’s name to procure a judgment in the Company’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of the Company’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

The Amended Bylaws require, to the fullest extent permitted by law, that derivative actions brought in our name, as applicable, against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, which may have the effect of discouraging lawsuits against our directors, officers, other employees or stockholders, as applicable.

The Amended Bylaws provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on our behalf, (B) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or employees to us or our stockholders, (C) any civil action to interpret, apply or enforce any provision of the DGCL, (D) any civil action to interpret, apply, enforce or determine the validity of the provisions of the Amended Charter or the Amended Bylaws or (E) any action asserting a claim governed by the internal affairs doctrine. In the event, however, that the Court of Chancery of the State of Delaware lacks jurisdiction over any of the foregoing actions, the Amended Bylaws provide that the sole and exclusive forum for such action shall be another state or federal court located in the State of Delaware, subject to such court having personal jurisdiction over the indispensable parties named as defendants. The Amended Bylaws expressly provide that the foregoing provisions do not apply to the resolution of any complaint asserting a cause of action under the Securities Act.

The Amended Bylaws also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

The Amended Bylaws expressly provide that the foregoing provisions do not apply to any action asserting a claim arising under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Delaware forum provision and the federal forum provision described above may impose additional litigation costs on stockholders who assert that such provision is not enforceable and may impose more general additional litigation costs in pursuing claims subject to such, particularly if the stockholders do not reside in or near the State of Delaware or the United States District Courts. In addition, these forum selection clauses in the Amended Bylaws may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. If the federal forum provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The federal forum provision may also impose additional litigation costs on stockholders who assert the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the United States District Courts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, the Amended Bylaws provides that the United States District Court will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce the federal forum provision in the Amended Bylaws. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Exchange Listing

Our common stock is listed on Nasdaq under the symbols “OSRH” and “OSRHW,” respectively.

Transfer Agent and Registrar

The transfer agent for our capital stock is Continental Stock Transfer & Trust, located at 1 State Street, 30th Floor New York, NY 10004-1561. The phone number of our transfer agent is (212) 509-5586.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local, or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, all as in effect on the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a non-U.S. holder in light of such non-U.S. holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including:

●	certain former citizens or long-term residents of the United States;

●	“controlled foreign corporations;”

●	“passive foreign investment companies;”

●	corporations that accumulate earnings to avoid U.S. federal income tax;

●	banks, financial institutions, investment funds, insurance companies, brokers, dealers, or traders in securities;

●	tax-exempt organizations and governmental organizations;

●	tax-qualified retirement plans;

●	persons who acquire our common stock through the exercise of an option or otherwise as compensation;

●	qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

●	persons subject to the alternative minimum tax;

●	persons subject to special tax accounting rules under Section 451(b) of the Code;

●	persons that own or have owned, actually or constructively, more than 5% of our common stock;

●	persons who have elected to mark securities to market; and

●	persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. However, if we distribute cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “–Gain on Disposition of Our Common Stock” below.

Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our withholding agent with a valid IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our withholding agent before the payment of dividends and must be updated periodically. In the case of a non-U.S. holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of the tax treaty, dividends will be treated as paid to the entity or to those holding an interest in the entity. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our withholding agent, either directly or through other intermediaries.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA (as defined below), a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

●	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

●	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

●	we are or become a United States real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), on gain realized upon the sale or other taxable disposition of our common stock which may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. If we are or become a United States real property holding corporation during the period described in the third bullet point above and our common stock is not regularly traded for purposes of the relevant rules, gain arising from the sale or other taxable disposition of our common stock by a non-U.S. holder will generally be subject to U.S. federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, or certain other requirements are met, and if the payor does not have actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Payment to Certain Foreign Accounts or Entities

Sections 1471 through 1474 of the Code (commonly referred to as FATCA), impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock and would have applied also to payments of gross proceeds from the sale or other disposition of our common stock. The U.S. Treasury Department has released proposed regulations under FATCA providing for the elimination of the federal withholding tax of 30% applicable to gross proceeds of a sale or other disposition of our common stock. Under these proposed Treasury Regulations (which may be relied upon by taxpayers prior to finalization), FATCA will not apply to gross proceeds from sales or other dispositions of our common stock.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

SELLING STOCKHOLDER

White Lion (as a Selling Stockholder) may from time to time offer and sell any or all of the shares of Common Stock that may be issued by us to White Lion under the Issuance Agreements. We are registering the shares of Common Stock pursuant to the provisions of the Issuance Agreements in order to permit White Lion to offer the shares for resale from time to time. Except for the transactions contemplated by the Issuance Agreements, White Lion has not had any material relationship with us within the past three years.

The table below lists the Selling Stockholder and other information regarding the beneficial ownership of the shares of Common Stock by the Selling Stockholder. The second column lists the number of shares of Common Stock beneficially owned by each Selling Stockholder.

The third column lists the shares of Common Stock being offered by this prospectus by the Selling Stockholder, assuming we have sold to the Selling Stockholder all of such shares.

The fourth column assumes the sale of all of the shares offered by the Selling Stockholder pursuant to this prospectus.

Under the terms of the ELOC Agreement, we may not issue shares to the Selling Stockholder under the ELOC Agreement to the extent that such issuance would cause the Selling Stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 19.99% of our then outstanding Common Stock following such issuance, excluding for purposes of such determination shares of Common Stock issuable under the ELOC Agreement which have not been issued. The number of shares in the second and fourth columns do not reflect this limitation.

The Selling Stockholder may sell all, some or none of its shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering	Percentage of Shares of Common Stock Owned After the Offering
White Lion Capital, LLC dba White Lion GBM Innovation Fund[1]	0	15,410,000	-	-%

(1)	The business address of White Lion Capital, LLC dba White Lion GBM Innovation Fund (“WLC”), is 21031 Ventura Blvd #920 Woodland Hills, CA 91364. WLC’s principal business is that of a private investor. Dmitriy Slobodskiy Jr., Yash Thukral, Sam Yaffa, and Nathan Yee are the managing principals of WLC. Therefore, each of Slobodskiy Jr., Thukral, Yaffa, and Yee may be deemed to have sole voting control and investment discretion over securities beneficially owned directly by WLC and, indirectly, by WLC. We have been advised that WLC is not a member of the Financial Industry Regulatory Authority or an independent broker-dealer. The foregoing should not be construed in and of itself as an admission by Slobodskiy Jr., Thukral, Yaffa, and Yee as to beneficial ownership of the securities beneficially owned directly by WLC and, indirectly, by WLC.

PLAN OF DISTRIBUTION

The Selling Stockholder of the securities and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of its securities covered hereby on the principal trading market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. Such selling stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;[2]

●	in transactions through broker-dealers that agree with the Selling Stockholder to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholder may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

[2]	As a public Company, our management is not permitted to knowingly cooperate with short sellers of our Common Stock by allowing them to cover their short positions with the new shares to be registered under this S-1, and any short sales by our Selling Stockholders would violate their covenants under the ELOC Agreement as well constitute potential violations of applicable law and regulation.

Broker-dealers engaged by the Selling Stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

White Lion is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

White Lion has represented to us that at no time prior to the date of the ELOC Agreement has such Selling Stockholder or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common stock or any hedging transaction, which establishes a net short position with respect to our common stock. White Lion has agreed that during the term of the ELOC Agreement, neither White Lion nor any of its agents, representatives or affiliates will enter into or effect, directly or indirectly, any of the foregoing transactions.

The Selling Stockholder and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the Selling Stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We have advised the Selling Stockholder that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

Our common stock is listed on Nasdaq under the ticker symbols “OSRH.”

LEGAL MATTERS

Drohan Lee LLP, New York, New York, has passed upon the validity of the securities offered hereby on behalf of us.

EXPERTS

The audited consolidated financial statements of OSR Holdings, Inc.(f/k/a Bellevue Life Sciences Acquisition Corp.) as of December 31, 2024, and 2023 and for each of the years then ended, incorporated by reference in this registration statement have been so incorporated in reliance on the report of WithumSmith+Brown, PC, an independent registered public accounting firm, given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including amendments and relevant exhibits and schedules, under the Securities Act covering the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits and schedules for further information with respect to us and our common stock. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement of which this prospectus forms a part, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC at www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

This prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits. The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus and any subsequent prospectus supplement. Information that we file later with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed.

We incorporate by reference the documents listed below, all filings filed by us pursuant to the Exchange Act after the date of the registration statement of which this prospectus forms a part, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the time that all securities covered by this prospectus have been sold; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K and exhibits furnished on such form that relate to such items:

1.	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 22, 2025;

2.	The Company’s Current Reports on Form 8-K filed with the SEC on February 13, 2025, February 18, 2025, February 21, 2025, February 28, 2025, and March 25, 2025.

3.	The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025, filed with the SEC on May 20, 2025.

We will provide to each person, including any beneficial holder, to whom a prospectus is delivered, at no cost, upon written or oral request, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. Requests for documents should be by writing to or telephoning us at the following address: 10900 NE 4th Street, Suite 2300, Bellevue, WA, (425) 635-7700. Exhibits to these filings will not be sent unless those exhibits have been specifically incorporated by reference in such filings.

We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of the registration statement of which this prospectus forms a part to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of the registration statement of which this prospectus forms a part, except as so modified or superseded.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions) will be as follows:

Legal fees and expenses		[250,000]
Accounting fees and expenses		[40,000]
SEC/FINRA Expenses		[35,000]
Travel and road show		[ ]
Nasdaq listing and filing fees		[50,000]
Director and Officer liability insurance premiums(1)		[ ]
Printing and engraving expenses		[ ]
Miscellaneous		[ ]
Total offering expenses (excluding underwriting commissions)	$	[ ]

(1)	This amount represents the approximate amount of annual director and officer liability insurance premiums the registrant anticipates paying following the completion of its initial public offering and until it completes an initial business combination.

Item 14. Indemnification of Directors and officers.

Our amended and restated certificate of incorporation will provide that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (“DGCL”). Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former officers and directors or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any by law, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation, will provide that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our amended and restated certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our amended and restated certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our amended and restated certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Our amended and restated certificate of incorporation will also provide that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former officers and directors, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding.

Notwithstanding the foregoing, a person eligible for indemnification pursuant to our amended and restated certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification which will be conferred by our amended and restated certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our amended and restated certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our amended and restated certificate of incorporation may have or hereafter acquire under law, our amended and restated certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our amended and restated certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our amended and restated certificate of incorporation will also permit us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our amended and restated certificate of incorporation.

Our bylaws, which we intend to adopt immediately prior to the closing of this offering, include the provisions relating to advancement of expenses and indemnification rights consistent with those which will be set forth in our amended and restated certificate of incorporation. In addition, our bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Item 15. Recent Sales of Unregistered Securities.

Simultaneously with the closing of our IPO, our sponsor, Bellevue Global Life Sciences Investors, LLC (“Sponsor”), purchased an aggregate of 430,000 units at a price of $10.00 per unit, for an aggregate purchase price of $4,300,000 pursuant to an exemption from registration contained in Section 4(a)(2) of the Securities Act (“Private Placement Units”).

In connection with our IPO, the underwriters were granted a 45-day option from the date of our prospectus issued in connection with our IPO (the “Over-Allotment Option”) to purchase up to 900,000 additional units to cover over-allotments (the “Over-Allotment Units”), if any. On February 21, 2023, the underwriters purchased 900,000 Over-Allotment Units fully exercising the Over-Allotment Option. The Over-Allotment Units were sold at an offering price of $10.00 per Over-Allotment Unit, generating additional gross proceeds of $9,000,000 to the Company.

On October 16, 2024, the Company issued an unsecured promissory note to Duksung Co., LTD. (“Duksung”) in the principal amount of $800,000 (the “Duksung Promissory Note”). In the event of, and simultaneously with the closing of a Qualified PIPE Financing (as defined in the Duksung Promissory Note), the Duksung Promissory Note automatically converts into Company common stock.

On February 25, 2025 we entered into an equity purchase agreement with White Lion GBM Innovation Fund providing that the Company has the right, but not the obligation, to require White Lion to purchase, from time to time, up to the lesser of (i) $78,900,000 in aggregate gross purchase price of newly issued shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), and (ii) the Exchange Cap, in each case, subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement. A more detailed discussion of this agreement is included below.

Information about additional unregistered sales of our equity securities in connection with the Business Combination is set forth under Item 2.01 of our Current Report on Form 8-K filed with the SEC on February 14, 2025.

Liquidity and Capital Resources

Our liquidity needs had been satisfied prior to the completion of our IPO through a capital contribution from our Sponsor of $25,000 for the founder shares and an aggregate of $1,200,000 in loans from our Sponsor under unsecured promissory notes. Upon the closing of our IPO, the promissory notes were be deemed to be repaid and settled in connection with the private placement. Further, we have incurred and expect to continue to incur significant costs in pursuit of our financing and acquisition plans.

The net proceeds from (i) the sale of the Units in our IPO (including the Units sold in the exercise of the Over-Allotment Option), after deducting offering expenses of approximately $1,310,000, underwriting commissions of $1,380,000 and excluding deferred underwriting commissions of $2,070,000, and (ii) the sale of the Private Placement Units for an aggregate purchase price of $4,300,000 was $70,610,000. Of this amount, $70,207,500 was placed in the Trust Account, including $2,070,000 of deferred underwriting commissions. The proceeds held in the Trust Account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations.

We used substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less deferred underwriting commissions), to complete our initial business combination. We may withdraw interest to pay taxes. We estimate our annual franchise tax obligations, based on the number of authorized shares of our common stock, to be $200,000, which is the maximum amount of annual franchise taxes payable by us as a Delaware corporation per annum, which we may pay from funds held outside of the Trust Account or from interest earned on the funds held in our Trust Account and released to us for this purpose. Our annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the Trust Account. We expect the interest earned on the amount in the Trust Account will be sufficient to pay our income taxes. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of December 31, 2024, the Company had $66,135 in its operating bank account and a working capital deficit of $6,263,411. The Company’s liquidity needs prior to the consummation of our IPO had been satisfied through proceeds from advances from related party and from the issuance of common stock. Subsequent to the consummation of our IPO, the Company’s liquidity was satisfied through the net proceeds from the consummation of the IPO, the proceeds from the Private Placement Units held outside of the Trust Account and loans from the Sponsor, officers and directors and their affiliates.

In order to fund working capital deficiencies or finance transaction costs in connection with our initial business combination, our Sponsor, officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required. Up to $1,000,000 of such loans may be convertible into Units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. The Units would be identical to the Private Placement Units. We do not expect to seek loans from parties other than our Sponsor, officers and directors or their affiliates as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account. Loans made by Chardan or any of its related persons, if any, will not be convertible into any of our securities and Chardan and its related persons will have no recourse with respect to their ability to convert their loans into any of our securities.

Based on the foregoing and the limited amount of working capital that the Company received into the operating account from the private placement, management believes its existing cash and cash equivalents will be sufficient to fund its operating expenses and capital expenditure requirements, although its estimate is based on plans and assumptions that may prove to be wrong, and the Company could use its available capital resources sooner that it correctly expects. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Over this time period, the Company will be using the remaining funds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective initial business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the initial business combination. Further needs for operating capital beyond the Company’s current operating cash balance may need to be funded through loans from the Company’s Sponsor, officers and directors and their affiliates. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As previously reported by the Company on Form 8-K dated October 22, 2024, on October 16, 2024, the Company issued an unsecured promissory note to Duksung Co., LTD. (“Duksung”) in the principal amount of $800,000 (the “Duksung Promissory Note”). The Duksung Promissory Note bears interest at a simple rate of 5% per annum; provided, however, solely for purposes of prepayment pursuant to a redemption of the Duksung Promissory Note, interest shall be deemed to have accrued at a simple rate of 7% per annum and, unless earlier converted or redeemed, is payable in full on October 15, 2025. In the event of, and simultaneously with the closing of a Qualified PIPE Financing (as defined in the Duksung Promissory Note), the Duksung Promissory Note automatically converts into Company common stock in an amount equal to the quotient (rounded to the nearest whole share) obtained by dividing (a) the outstanding principal amount and unpaid accrued interest under the Duksung Promissory Note by (b) eight dollars and ten cents ($8.10) (the “Conversion”). The Conversion shall constitute satisfaction in full of the obligations of the Company under the Duksung Promissory Note.

Because a Qualified PIPE Financing did not occur on or before March 31, 2025 (the “PIPE Outside Date”), the Company may prepay the Duksung Promissory Note, in whole or in part, at any time after the PIPE Outside Date. The amount to be paid pursuant to any such prepayment shall include the outstanding principal amount plus accrued and unpaid interest calculated at a simple rate of 7% from the issuance date.

The foregoing description of the Duksung Promissory Note is qualified in its entirety by reference to the full text of the Promissory Note, a copy of which is filed as Exhibit 10.1 the October 22, 2024 Form 8-K and incorporated herein by reference.

PIPE Investment

As previously reported by the Company on Form 8-K dated October 4, 2024, on that date the Company and Toonon Partners Co., Ltd. (“Toonon”) entered into a subscription agreement (the “Subscription Agreement”), pursuant to which, among other things, the Company agreed to issue and sell to Toonon, and Toonon agreed to subscribe for and purchase, 222,222 shares (the “PIPE Shares”) of Series A Preferred Stock of the Company (the “Series A Preferred Stock”) for an aggregate purchase price of $20,000,000 or $90.00 per share (the “Series A Original Issue Price”) of Series A Preferred Stock (the “PIPE Investment”). Prior to closing of the PIPE Investment, the Company filed with the Secretary of State of the State of Delaware a Certificate of Designations (the “Certificate of Designations”) setting forth the rights and preferences of the Series A Preferred Stock, which have been agreed to between the Company and Toonon. Such rights and preferences included, among others, that (1) dividends will accrue at a rate of 5% per annum of the Series A Original Issue Price (except as otherwise provided for in the Certificate of Designations) to be payable only when, as, and if declared by the board of directors of the Company or as otherwise specifically provided in the Certificate of Designations; (2) the Series A Preferred Stock is convertible, at the option of the holder thereof, into shares of common stock of the Company (“Common Stock”) in an amount equal to the quotient of (i) the Series A Original Issue Price plus all unpaid accruing dividends as of the date of the conversion and (ii) then applicable conversion price (the “Conversion Price”) (the Conversion Price shall initially be $9.00); (3) beginning on the one-year anniversary of the original issue date (the “Original Issue Date”), the Company had the option, in its sole discretion, to redeem all or a portion of then outstanding shares of Series A Preferred Stock, for an amount equal to the Series A Original Issue Price plus all unpaid accruing dividends as of the date of the redemption; provided, that, for purposes of calculating the accruing dividends in the event of a redemption, dividends will have been deemed to have accrued at a rate of 7.0% per annum of the Series A Original Issue Price (the “Redemption Price”); (4) beginning on the three-year anniversary of the Original Issue Date, any holder of Series A Preferred Stock may demand that the Company redeem all or a portion of such holder’s Series A Preferred Stock in an amount equal to the Redemption Price. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Subscription Agreement.

The purpose of the PIPE Investment was to raise additional capital for use by the Company following the closing of its previously announced Business Combination. The Subscription Agreement contains customary representations and warranties of the Company and Toonon, and customary conditions to closing, including (i) the consummation of the Business Combination and (ii) certification by an officer of the Company that the Certificate of Designations has been filed with the Secretary of State of the State of Delaware and is in full force and effect.

Additionally, pursuant to the Subscription Agreement, the Company and Toonon agreed to enter into a registration rights agreement prior to Closing, pursuant to which, among other things, the Company would be obligated to (i) file a registration statement to register the Common Stock issuable upon conversion of the PIPE Shares as soon as practicable following the receipt of written demand from Toonon, and (ii) use its commercially reasonable efforts to effect such registration, subject to certain exceptions. The PIPE Shares to be sold in connection with the PIPE Investment would be exempt from registration pursuant to Regulation S under the U.S. Securities Act of 1933, as amended. A form of the Subscription Agreement is filed as Exhibit 10.1 to the Company’s October 4, 2024 Form 8-K filing and is incorporated herein by reference. The disclosures set forth herein are intended to be summaries only and are qualified in their entirety by reference to the form of the Subscription Agreement.

As reported by the Company on Form 8-K dated December 17, 2024, on that date the Company and Toonon signed the First Amendment to the Subscription Agreement (the “First Amendment”) which amended the Subscription Agreement to remove the redemption features of the Series A Preferred Stock contained in the Certificate of Designations that, pursuant to the closing of the PIPE Investment, the Company intended to file with the Secretary of State of the State of Delaware. The foregoing description of the First Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the First Amendment, a form of which is attached as Exhibit 10.1 to the Company’s Form 8-K filed December 17, 2024, and the terms of which are incorporated herein by reference.

Toonon has exercised its right to cancel the transaction citing macroeconomic factors in Korea unrelated to the Company. This loss of expected financing has made it necessary for the Company to seek alternative funding from other sources to sustain its operations and business plans, including the ELOC Agreement described in this section below.

ELOC Agreement

As previously disclosed on the Company’s Current Report filed on Form 8-K on February 28, 2025, on February 25, 2025 the Company entered into a common stock purchase agreement (the “Common Stock Purchase Agreement”) and a related registration rights agreement (the “White Lion RRA”) with White Lion GBM Innovation Fund White Lion. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Common Stock Purchase Agreement.

Pursuant to the Common Stock Purchase Agreement, following its closing and following the effective date of a resale registration statement registering the shares issuable to White Lion in accordance with the terms of the White Lion RRA, the Company has the right, but not the obligation, to require White Lion to purchase, from time to time, up to the lesser of (i) $78,900,000 in aggregate gross purchase price of newly issued shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), and (ii) the Exchange Cap, in each case, subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement.

The number of shares of Common Stock that the Company may require White Lion to purchase in any single sales notice will depend on a number of factors, including the type of purchase notice that the Company delivers to White Lion. For example: (1) if the Company were to deliver a Rapid Purchase Notice, the Company can require White Lion to purchase a number of shares equal to $2,000,000 divided by the average of the three (3) lowest traded prices of the Common Stock on the Rapid Purchase Notice Date; and (2) if the Company were to deliver a VWAP Purchase Notice, the Company can require White Lion to purchase a number of shares equal to $2,000,000 divided by the product of (i) the lowest daily VWAP of the Common Stock during the VWAP Purchase Valuation Period and (ii) ninety-seven percent (97%).

White Lion’s purchase obligations under a single Rapid Purchase Notice or a single VWAP Purchase Notice shall not exceed $2,000,000, and the maximum amount of shares of Common Stock the Company may require White Lion to purchase under a single VWAP Purchase Notice shall be the lesser of (A) 30% of the Average Daily Trading Volume or (B) $2,000,000 divided by the highest closing price of the Common Stock over the most recent five (5) Business Days immediately preceding White Lion’s receipt of the subject VWAP Purchase Notice.

The Common Stock Purchase Agreement will terminate automatically on the earlier of (i) December 31, 2026 and (ii) the date when the Company files for bankruptcy, has a bankruptcy case filed against it, has a custodian appointed for it or its property, or assigns its assets to its creditors.

In consideration for White Lion’s commitments under the Common Stock Purchase Agreement, the Company agreed to issue to White Lion the number of shares of Common Stock equal to $800,000 divided by the closing price of the Common Stock on the day that is the earlier of (i) the business day prior to effectiveness of the resale registration statement registering the shares issuable under the Common Stock Purchase Agreement and (ii) the business day prior to the date that White Lion requests the issuance of such shares.

Concurrently with the Common Stock Purchase Agreement, the Company entered into the White Lion RRA with White Lion, pursuant to which the Company agreed to file, within 30 days following the closing of the Business Combination (as defined in the White Lion RRA), a resale registration statement with the SEC covering the resale by White Lion of the maximum number of shares of Common Stock permitted to be included thereon in accordance with applicable SEC rules, regulations and interpretations. The ELOC Agreement was amended on May 6, 2025 to provide for the Warrant Agreement and other matters and this filing deadline was extended by mutual agreement of the parties.

 The foregoing descriptions of the Common Stock Purchase Agreement and the White Lion RRA are qualified in their entirety by reference to the full text of the Common Stock Purchase Agreement and the White Lion RRA, copies of which are filed as Exhibits 10.1 and 10.2, respectively, to the Company’s Current Report filed on Form 8-K on February 28, 2025 and incorporated herein by reference.

Subsequently, on February 14, 2025, the Company consummated its previously announced Business Combination with OSR Co., Ltd.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. The list of exhibits following the signature page of this registration statement is incorporated herein by reference.

(b) Financial Statements. See page F-1 for an index to the financial statements and schedules included in the registration statement.

EXHIBITS

Exhibit	Description
3.1	Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-41390) filed with the SEC on February 13, 2025)
3.2	Amended and Restated Bylaws of OSR Holdings, Inc. (Incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (File No. 001-41390) filed with the SEC on February 21, 2025)
10.1	Common Stock Purchase Agreement, dated as of December 31, 2024, by and between OSR Holdings, Inc. and White Lion Capital LLC (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-41390) filed with the SEC on February 28, 2025)
10.2	Registration Rights Agreement, dated as of December 31, 2024, by and between OSR Holdings, Inc. and White Lion Capital LLC (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-41390) filed with the SEC on February 28, 2025)
10.3	2025 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form S-4 (File No. 333-280590) filed with the SEC on January 29, 2025)
10.4	Promissory Note, dated March 8, 2024, issued by Bellevue Life Sciences Acquisition Corp. to Josh Pan (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-41390) filed with the SEC on March 13, 2024)
10.5	Promissory Note, dated October 11, 2024, issued by Bellevue Life Sciences Acquisition Corp. to Jun Chul Whang (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-41390) filed with the SEC on October 15, 2024)
10.6	Promissory Note, dated April 8, 2024, issued by Bellevue Life Sciences Acquisition Corp. to Bellevue Global Life Sciences Investors, LLC (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 11, 2024)
10.7	Promissory Note, dated April 17, 2024, issued by Bellevue Life Sciences Acquisition Corp. to Bellevue Global Life Sciences Investors LLC (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2024)
10.8	Promissory Note, dated May 14, 2024, issued by Bellevue Life Sciences Acquisition Corp. to Bellevue Global Life Sciences Investors LLC (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 14, 2024)
10.9	Promissory Note, dated July 11, 2024, issued by Bellevue Life Sciences Acquisition Corp. to Bellevue Global Life Sciences Investors, LLC (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-41390) filed with the SEC on July 16, 2024)
10.10	Amendment to Promissory Note, dated September 20, 2024, issued by Bellevue Life Sciences Acquisition Corp. to Jun Chul Whang (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 24, 2024)
10.11	Amendment to Promissory Note, dated September 20, 2024, issued by Bellevue Life Sciences Acquisition Corp. to Josh Pan (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 24, 2024)
10.12	Second Amendment to Promissory Notes, dated January 23, 2025, between Bellevue Life Sciences Acquisition Corp. and Bellevue Global Life Sciences Investors, LLC (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 23, 2025)
10.13	Promissory Note, dated October 25, 2024, issued by OSR Holdings Co., Ltd. to Bellevue Life Sciences Acquisition Corp. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2024)
10.14	Promissory Note, dated February 9, 2024, issued by Bellevue Life Sciences Acquisition Corp. to Jun Chul Whang (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 13, 2024)
10.15	Promissory Note, dated October 16, 2024, issued by Bellevue Life Sciences Acquisition Corp. to Duksung Co., LTD. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-41390) filed with the SEC on October 22, 2024)
10.16	Form of Subscription Agreement, by and among Bellevue Life Sciences Acquisition Corp. and the investors signatory thereto. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 10, 2024)
10.17	Form of First Amendment to Subscription Agreement, by and among Bellevue Life Sciences Acquisition Corp. and the investors signatory thereto (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-41390) filed with the SEC on December 23, 2024)
10.18	Amendment No. 1 to Common Stock Purchase Agreement, between OSR Holdings, Inc. and White Lion Capital LLC. (Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on May 12, 2025)
10.19	Common Stock Purchase Warrant, issued May 6, 2025, by OSR Holdings, Inc. to White Lion Capital, LLC. (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on May 12, 2025)
10.20	Note Purchase Agreement, dated as of May 6, 2025, between OSR Holdings, Inc. and White Lion Capital, LLC. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 12, 2025)
10.21	Senior Secured Convertible Promissory Note, issued May 6, 2025, by OSR Holdings, Inc. to White Lion Capital LLC. (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 12, 2025)
19.1	Insider Trading Policy (Incorporated by reference to Exhibit 19.1 to the Annual Report on Form 10-K filed on April 22, 2025)
23.1	Consent of Drohan Lee LLP
23.2	Consent of WithumSmith+Brown, PC
99.1	Compensation Committee Charter (Incorporated by reference to Exhibit 99.2 to the Company’s Form S-1 (File No. 333-264597) filed with the SEC on April 29, 2022.
99.2	Corporate Governance and Nomination Charter. (Incorporated by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K (File No. 001-41390) filed with the SEC on February 21, 2025)
107	Filing Fee Table

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 28nd of May, 2025.

OSR HOLDINGS, INC.

By:	/s/ Kuk Hyoun Hwang
Kuk Hyoun Hwang
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jacqueline Jamin Drohan, Esq., and Jun Chul Whang as true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, and generally to do all such things in their names and behalf in their capacities as officers and directors to enable the Company to comply with the provisions of the Securities Act of 1933 and all requirements of the SEC, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, ratifying and confirming all that said attorneys-in-fact and agents or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Kuk Hyoun Hwang	Chief Executive Officer and Director	May 28, 2025
Kuk Hyoun Hwang	(Principal Executive Officer)

/s/ Jun Chul Whang	Chief Legal Officer and Secretary	May 28, 2025
Jun Chul Whang

/s/ Sang Hoon Kim	Head of Corporate Venture Capital	May 28, 2025
Sang Hoon Kim

/s/ Gihyoun Bang	Chief Financial Officer	May 28, 2025
Gihyoun Bang	(Principal Financial Officer)

/s/ Constance Höfer	Chief Scientific Officer	May 28, 2025
Constance Höfer

/s/ Phil Geon Lee	Director	May 28, 2025
Phil Geon Lee

/s/ Alcide Barberis	Director	May 28, 2025
Alcide Barberis

/s/ Seng Chin Mah	Director	May 28, 2025
Seng Chin Mah

/s/ Jin Whan Park	Director	May 28, 2025
Jin Whan Park

/s/ Sang Hyun Kim	Director	May 28, 2025
Sang Hyun Kim

/s/ Hyuk Joo Jee	Director	May 28, 2025
Hyuk Joo Jee

/s/ Joong Myung Cho	Director	May 28, 2025
Joong Myung Cho